Filed pursuant to Rule 424(b)(1)
Registration No. 333-162936

Prospectus

3,125,000 Shares

LogMeIn, Inc.

Common Stock

We are offering 99,778 shares of common stock. The selling stockholders identified in this prospectus, including certain members of management, are offering an additional 3,025,222 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “LOGM.” On November 19, 2009, the closing price of our common stock as reported on The NASDAQ Global Market was $19.49.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$18.50	$57,812,500
Underwriting discounts	$1.0175	$3,179,687
Proceeds to us (before expenses)	$17.4825	$1,744,369
Proceeds to selling stockholders (before expenses)	$17.4825	$52,888,444

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 468,750 shares on the same terms and conditions as set forth above if the underwriters sell more than 3,125,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about November 25, 2009.

J.P. Morgan	Barclays Capital

Thomas Weisel Partners LLC	Piper Jaffray	RBC Capital Markets

Prospectus dated November 19, 2009

LogMeIn®

Over 86 Million Devices Connected Worldwide by LogMeIn

Remote Support

Remote Systems Management

Remote Backup

LogMeIn Backup — Web-based, online backup service used by IT professionals serving small businesses to backup computers to remote storage devices.

Remote Access

LogMeIn Free — Free remote control of PC and Mac computer desktops.

VPN Connectivity

LogMeIn Hamachi² — Hosted VPN service that securely connects devices and networks on-demand across public and private networks, without additional hardware.

Over 86 Million Devices Connected Worldwide by LogMeln LogMeIn remote hosts at noon ET on 11/4/09 Remote Support On-demand remote support solution used by helpdesk and IT professionals to assist remote PC, Mac and smartphone users and applications. Remote Systems Management Web-based management console used by business and IT professionals to deploy and administer remote access, management and networking. Remote Backup Remote Access Premium access to remote computers used by consumers, businesses and IT professionals that includes file transfer, remote printing, remote sound, file sharing, desktop sharing, drive mapping, file sync and other capabilities. Free remote control of PC and Mac computer desktops. One-click access to remote computers without a web browser that works from a desktop, a portable USB drive, or an iPhone or iPod touch. VPN Connectivity Rescue Central Pro2 Free Ignition

You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision.

Overview

LogMeIn provides on-demand, remote-connectivity solutions to small and medium-sized businesses, or SMBs, IT service providers and consumers. We believe our solutions are used to connect more Internet-enabled devices worldwide than any other connectivity service. Businesses and IT service providers use our solutions to deliver end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently from a remote location, or remotely. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed and accessed from anywhere through a web browser, or “on-demand,” are secure, scalable and easy for our customers to try, purchase and use.

We believe LogMeIn Free and LogMeIn Hamachi2, our popular free services, provide on-demand remote access, or remote-connectivity, to computing resources for more users than any other on-demand connectivity service, giving us access to a diverse group of users and increasing awareness of our fee-based, or premium, services. As of September 30, 2009, over 27.1 million registered users have connected over 86 million computers and other Internet-enabled devices to a LogMeIn service. We complement our free services with nine premium services that offer additional features and functionality. These premium services include LogMeIn Rescue and LogMeIn Central, our flagship remote support and management services, and LogMeIn Pro2, our premium remote access service. Sales of our premium services are generated through word-of-mouth referrals, web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

We deliver each of our on-demand solutions as a service that runs on Gravity, our proprietary platform consisting of software and customized database and web services. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and manages the direct transmission of data between remotely-connected devices. This robust and scalable platform connects over eleven million computers to our services each day.

During the nine months ended September 30, 2009, we generated revenues of $54.2 million, as compared to $35.7 million in the nine months ended September 30, 2008, an increase of approximately 52%. In fiscal 2008, we generated revenues of $51.7 million.

Industry Background

Mobile workers, IT professionals and consumers save time and money by accessing computing resources remotely. Remote access allows mobile workers and consumers to use applications, manage documents and collaborate with others whenever and wherever an Internet connection is available. Remote-connectivity solutions also allow IT professionals to deliver support and management services to remote end users and computers and other Internet-enabled devices.

A number of trends are increasing the demand for remote-connectivity solutions:

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices.

•	Increasing use of IT outsourcing by SMBs. SMBs generally have limited internal IT expertise and IT budgets and are therefore increasingly turning to third-party service providers to manage the complexity of IT services at an affordable cost.

•	Growing adoption of on-demand solutions. By accessing hosted, on-demand solutions through a web browser, companies can avoid the time and costs associated with installing, configuring and maintaining IT support applications within their existing IT infrastructure.

•	Increasing need to support the growing number of Internet-enabled consumer devices. Consumer adoption of Internet-enabled devices is growing rapidly. Manufacturers, retailers and service providers struggle to provide cost-effective support for these devices and often turn to remote support and management solutions in order to increase customer satisfaction while lowering the cost of providing that support.

•	Proliferation of Internet-enabled mobile devices (smartphones). The rapid proliferation and increased functionality of smartphones is creating a growing need for remote support of these devices.

Our Solutions

Our solutions allow our users to remotely access, support and manage computers and other Internet-enabled devices on demand. We believe our solutions benefit users in the following ways:

•	Reduced set-up, support and management costs. Businesses easily set up our on-demand services with little or no modification to the remote location’s network or security systems and without the need for upfront technology or software investment. In addition, our customers lower their support and management costs by performing management-related tasks remotely.

•	Increased mobile worker productivity. Our remote-access services allow non-technical users to access and control remote computers and other Internet-enabled devices, increasing their mobility and allowing them to remain productive while away from the office.

•	Increased end-user satisfaction. Our services enable help desk technicians to quickly and easily gain control of a remote user’s computer. Once connected, the technician can diagnose and resolve problems while interacting with and possibly training the end user.

•	Reliable, fast and secure services. Our services possess built-in redundancy of servers and other infrastructure in three data centers, two located in the United States and one located in Europe. Our proprietary platform enables our services to connect and manage devices at enhanced speeds. Our services implement industry-standard security protocols and authenticate and authorize users of our services without storing passwords.

•	Easy to try, buy and use. Our services are simple to install, and our customers can use our services to manage their remote systems from any web browser. In addition, our low service delivery costs and hosted delivery model allow us to offer each of our services at competitive prices and to offer flexible payment options.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

•	Large established user community. Our large and growing community of users drives awareness of our services through personal recommendations, blogs and other online communication methods and provides us with a significant audience to which we can market and sell premium services.

•	Efficient customer acquisition model. We believe our free products and our large user base help generate word-of-mouth referrals, which in turn increases the efficiency of our paid marketing activities, the large majority of which are focused on pay-per-click search engine advertising.

•	Technology-enabled cost advantage. Our patented service delivery platform, Gravity, reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services.

•	On-demand delivery. Delivering our services on-demand allows us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

•	High recurring revenue and high transaction volumes. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual license-based software businesses.

Growth Strategy

Our objective is to extend our position as a leading provider of on-demand, remote-connectivity solutions. To accomplish this, we intend to:

•	Acquire new customers. We seek to continue to attract new customers by aggressively marketing our solutions and encouraging trials of our services while expanding our sales force.

•	Increase sales to existing customers. We plan to continue upselling and cross-selling our broad portfolio of services to our existing customer base by actively marketing our portfolio of services through e-commerce and by expanding our sales force.

•	Continue to build our user community. We plan to grow our community of users by marketing our services through paid advertising to target prospective customers who are seeking remote-connectivity solutions and by continuing to offer our popular free services, LogMeIn Free and LogMeIn Hamachi[2].

•	Expand internationally. We intend to expand our international sales and marketing staff and increase our international marketing expenditures to take advantage of this opportunity.

•	Continue to expand our service portfolio. We intend to continue to invest in the development of new on-demand, remote-connectivity services for businesses, IT service providers and consumers. We also intend to extend our services to work with other types of Internet-connected devices.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the services to its customers. Intel pays us a minimum license and service fee on a quarterly basis during the term of the agreement. We began recognizing revenue associated with the Intel service and marketing agreement in the quarter ended September 30, 2008. In addition, we share with Intel revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments.

Risks That We Face

You should carefully consider the risks described under the “Risk Factors” section beginning on page 8, and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Our Corporate Information

In February 2003, we incorporated under the laws of Bermuda. In August 2004, we completed a domestication in the State of Delaware under the name 3am Labs, Inc. We changed our name to LogMeIn, Inc. in March 2006. Our principal executive offices are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801, and our telephone number is (781) 638-9050. Our website address is www.logmein.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context otherwise requires, the terms “LogMeIn,” “our company,” “we,” “us” and “our” in this prospectus refer to LogMeIn, Inc. and our subsidiaries on a consolidated basis.

LogMeIn®, Gravity™, LogMeIn Backup®, LogMeIn Central™, LogMeIn Free®, LogMeIn Hamachi®, LogMeIn® Ignition™, LogMeIn Rescue®, LogMeIn® Rescue+Mobile™, LogMeIn Pro®, LogMeIn IT Reach® and RemotelyAnywhere® are trademarks or registered trademarks of LogMeIn, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	99,778 shares

Common stock offered by the selling stockholders	3,025,222 shares

Common stock to be outstanding after this offering	22,302,879 shares

Over-allotment option offered by selling stockholders	468,750 shares

Use of proceeds	We intend to use the net proceeds to us from this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders include certain members of management. See the “Use of Proceeds” section of this prospectus for more information.

Risk factors	You should read the “Risk Factors” section beginning on page 8 of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“LOGM”

The number of shares of our common stock to be outstanding after this offering is based on 22,203,101 shares of common stock outstanding as of September 30, 2009, and excludes:

•	3,127,300 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2009 (including an aggregate of 66,330 shares of our common stock that we expect to be sold in this offering by selling stockholders upon the exercise of vested options) at a weighted average exercise price of $4.39 per share; and

•	842,332 shares of common stock reserved for future issuance under our equity compensation plans as of September 30, 2009.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option. All common share and per common share information referenced in this prospectus have been retroactively adjusted to reflect the 1-for-2.5 reverse split of our common stock effected on June 25, 2009.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business as of and for the periods presented. You should read this information together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands, except per share data)
				(Unaudited)

Consolidated Statement of Operations Data:
Revenue	$11,307	$26,998	$51,723	$35,727	$54,175
Cost of revenue(1)	2,033	3,925	5,970	4,292	5,508

Gross profit	9,274	23,073	45,753	31,435	48,667

Operating expenses:
Research and development(2)	3,232	6,661	11,997	8,987	9,487
Sales and marketing(2)	10,050	19,488	31,631	23,407	26,378
General and administrative(2)	2,945	3,611	6,583	4,848	5,787
Legal settlements	—	2,225	600	600	—
Amortization of intangibles(3)	141	328	328	246	246

Total operating expenses	16,368	32,313	51,139	38,088	41,898

Income (loss) from operations	(7,094)	(9,240)	(5,386)	(6,653)	6,769
Interest, net	365	260	216	202	67
Other income (expense), net	28	(25)	(110)	(105)	(301)

Income (loss) before provision for income taxes	(6,701)	(9,005)	(5,280)	(6,556)	6,535
Provision for income taxes	—	(50)	(122)	(89)	(212)

Net income (loss)	(6,701)	(9,055)	(5,402)	(6,645)	6,323
Accretion of redeemable convertible preferred stock	(1,790)	(1,919)	(2,348)	(1,761)	(1,311)

Net income (loss) attributable to common stockholders	$(8,491)	$(10,974)	$(7,750)	$(8,406)	$5,012

Net income (loss) attributable to common stockholders per share:
Basic	$(2.47)	$(2.98)	$(1.97)	$(2.15)	$0.28
Diluted	$(2.47)	$(2.98)	$(1.97)	$(2.15)	$0.27
Weighted average shares outstanding:
Basic	3,434	3,686	3,933	3,919	9,858
Diluted	3,434	3,686	3,933	3,919	11,675

(1)	Includes stock-based compensation expense and acquisition-related intangible amortization expense.

(2)	Includes stock-based compensation expense.

(3)	Consists of acquisition-related intangible amortization expense.

The following table summarizes our balance sheet data as of September 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to reflect (i) the receipt by us of estimated net proceeds of $1.1 million from the sale of 99,778 shares of common stock offered by us, at the public offering price of $18.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) the receipt by us of proceeds of $0.1 million from the exercise of options to purchase 66,330 shares of common stock by certain selling stockholders.

	As of September 30, 2009
	Actual	As Adjusted
	(In thousands)
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$121,007	$122,212
Working capital (excluding deferred revenue)	119,013	120,218
Total assets	134,815	136,020
Deferred revenue, including long-term portion	31,964	31,964
Total liabilities	41,003	41,003
Total stockholders’ equity	93,812	95,017

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have had a history of losses.

We experienced net losses of $6.7 million for 2006, $9.1 million for 2007, and $5.4 million for 2008. In the quarter ended September 30, 2008, we achieved profitability and reported net income for the first time. We cannot predict if we will sustain this profitability or, if we fail to sustain this profitability, again attain profitability in the near future or at all. We expect to continue making significant future expenditures to develop and expand our business. In addition, as a newly public company, we incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures make it harder for us to achieve and maintain future profitability. Our recent growth in revenue and customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability, and we may incur significant losses for the foreseeable future.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Our company has been in existence since 2003, and much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

Our business is substantially dependent on market demand for, and acceptance of, the on-demand model for the use of software.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of on-demand solutions, a relatively new and rapidly changing market. As a result, widespread acceptance and use of the on-demand business model is critical to our future growth and success. Under the perpetual or periodic license model for software procurement, users of the software typically run applications on their hardware. Because companies are generally predisposed to maintaining control of their IT systems and infrastructure, there may be resistance to the concept of accessing the functionality that software provides as a service through a third party. If the market for on-demand, software solutions fails to grow or grows more slowly than we currently anticipate, demand for our services could be negatively affected.

Growth of our business may be adversely affected if businesses, IT support providers or consumers do not adopt remote access or remote support solutions more widely.

Our services employ new and emerging technologies for remote access and remote support. Our target customers may hesitate to accept the risks inherent in applying and relying on new technologies or methodologies to supplant traditional methods of remote connectivity. Our business will not be successful if our target customers do not accept the use of our remote access and remote support technologies.

Adverse economic conditions or reduced IT spending may adversely impact our revenues and profitability.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. The use of our service is often discretionary and may involve a commitment of capital and other resources. Weak economic conditions, or a reduction in IT spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our services and reducing sales.

Failure to renew or early termination of our agreement with Intel would adversely impact our revenues.

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop and market a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. If we are unable to renew our agreement with Intel after the initial four-year term on commercially reasonable terms, or at all, our revenue would decrease. In addition, the agreement grants Intel early termination rights in certain circumstances, such as a failure of the parties to exceed certain minimum revenue levels after the second and third years of the agreement. If Intel exercises any of its early termination rights, even after Intel’s payment of required early termination fees, our revenues would decrease.

Assertions by a third party that our services infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as a publicly-traded company, the possibility of intellectual property rights claims against us may grow. During 2007 and 2008, we were a defendant in three patent infringement lawsuits and paid approximately $2.8 million to settle these lawsuits. In addition, on July 20, 2009 we received service of a complaint from PB&J Software, LLC, alleging that we have infringed on one of their patents relating to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. While we believe we have meritorious defenses to this claim, we could be required to spend significant resources investigating and defending this claim. In addition, any adverse determination or settlement of this claim could prevent us from offering a portion of our services or require us to pay damages or license fees.

In addition, although we have licensed proprietary technology, we cannot be certain that the owners’ rights in such technology will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and financial resources. An adverse determination also could prevent us from offering our services, require us to pay damages, require us to obtain a license or require that we stop using technology found to be in violation of a third party’s rights or procure or develop substitute services that do not infringe, which could require significant resources and expenses.

We depend on search engines to attract a significant percentage of our customers, and if those search engines change their listings or increase their pricing, it would limit our ability to attract new customers.

Many of our customers locate our website through search engines, such as Google. Search engines typically provide two types of search results, algorithmic and purchased listings, and we rely on both types.

Algorithmic listings cannot be purchased and are determined and displayed solely by a set of formulas designed by the search engine. Search engines revise their algorithms from time to time in an attempt to optimize search result listings. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listing, fewer potential customers may click through to our website, requiring us to resort to other costly resources to replace this traffic. Any failure to replace this traffic could reduce our revenue and increase our costs. In addition, costs for purchased listings have increased in the past and may increase in the future, and further increases could have negative effects on our financial condition.

If we are unable to attract new customers to our services on a cost-effective basis, our revenue and results of operations will be adversely affected.

We must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used on-demand, remote-connectivity solutions. We rely on a variety of marketing methods to attract new customers to our services, such as paying providers of online services and search engines for advertising space and priority placement of our website in response to Internet searches. Our ability to attract new customers also depends on the competitiveness of the pricing of our services. If our current marketing initiatives are not successful or become unavailable, if the cost of such initiatives were to significantly increase, or if our competitors offer similar services at lower prices, we may not be able to attract new customers on a cost-effective basis and, as a result, our revenue and results of operations would be adversely affected.

If we are unable to retain our existing customers, our revenue and results of operations would be adversely affected.

We sell our services pursuant to agreements that are generally one year in duration. Our customers have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed on the same or on more profitable terms. As a result, our ability to grow depends in part on subscription renewals. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their subscriptions for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

If we fail to convert our free users to paying customers, our revenue and financial results will be harmed.

A significant portion of our user base utilizes our services free of charge through our free services or free trials of our premium services. We seek to convert these free and trial users to paying customers of our premium services. If our rate of conversion suffers for any reason, our revenue may decline and our business may suffer.

We use a limited number of data centers to deliver our services. Any disruption of service at these facilities could harm our business.

We host our services and serve all of our customers from three third-party data center facilities, of which two are located in the United States and one is located in Europe. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our customers’

businesses. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. At least one of our data facilities is located in an area known for seismic activity, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed, and we may be exposed to liability and a loss of customers.

Our system stores our customers’ confidential information, including credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We and our third-party data center facilities may be unable to anticipate these techniques or to implement adequate preventative or reactionary measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation, and it could cause the loss of customers.

Failure to comply with data protection standards may cause us to lose the ability to offer our customers a credit card payment option which would increase our costs of processing customer orders and make our services less attractive to our customers, the majority of which purchase our services with a credit card.

Major credit card issuers have adopted data protection standards and have incorporated these standards into their contracts with us. If we fail to maintain our compliance with the data protection and documentation standards adopted by the major credit card issuers and applicable to us, these issuers could terminate their agreements with us, and we could lose our ability to offer our customers a credit card payment option. Most of our individual and SMB customers purchase our services online with a credit card, and our business depends substantially upon our ability to offer the credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our services less attractive to them and hurt our business. Our administrative costs related to customer payment processing would also increase significantly if we were not able to accept credit card payments for our services.

Failure to effectively and efficiently service SMBs would adversely affect our ability to increase our revenue.

We market and sell a significant amount of our services to SMBs. SMBs are challenging to reach, acquire and retain in a cost-effective manner. To grow our revenue quickly, we must add new customers, sell additional services to existing customers and encourage existing customers to renew their subscriptions. Selling to, and retaining SMBs is more difficult than selling to and retaining large enterprise customers because SMB customers generally:

•	have high failure rates;

•	are price sensitive;

•	are difficult to reach with targeted sales campaigns;

•	have high churn rates in part because of the scale of their businesses and the ease of switching services; and

•	generate less revenues per customer and per transaction.

In addition, SMBs frequently have limited budgets and may choose to spend funds on items other than our services. Moreover, SMBs are more likely to be significantly affected by economic downturns than larger, more established companies, and if these organizations experience economic hardship, they may be unwilling or unable to expend resources on IT.

If we are unable to market and sell our services to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue quickly and become profitable will be harmed.

We may not be able to respond to rapid technological changes with new services, which could have a material adverse effect on our sales and profitability.

The on-demand, remote-connectivity solutions market is characterized by rapid technological change, frequent new service introductions and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing services, introduce new services and sell into new markets. To achieve market acceptance for our services, we must effectively anticipate and offer services that meet changing customer demands in a timely manner. Customers may require features and capabilities that our current services do not have. If we fail to develop services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our services with existing customers and our ability to create or increase demand for our services will be harmed.

We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new services and enhancements. The introduction of new services by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing service offerings could render our existing or future services obsolete. If our services become obsolete due to wide-spread adoption of alternative connectivity technologies such as other Web-based computing solutions, our ability to generate revenue may be impaired. In addition, any new markets into which we attempt to sell our services, including new countries or regions, may not be receptive.

If we are unable to successfully develop or acquire new services, enhance our existing services to anticipate and meet customer preferences or sell our services into new markets, our revenue and results of operations would be adversely affected.

The market in which we participate is competitive, with low barriers to entry, and if we do not compete effectively, our operating results may be harmed.

The markets for remote-connectivity solutions are competitive and rapidly changing, with relatively low barriers to entry. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our services to achieve or maintain widespread market acceptance. Often we compete against existing services that our potential customers have already made significant expenditures to acquire and implement.

Certain of our competitors offer, or may in the future offer, lower priced, or free, products or services that compete with our solutions. This competition may result in reduced prices and a substantial loss of customers for our solutions or a reduction in our revenue.

We compete with Citrix Systems, WebEx (a division of Cisco Systems) and others. Certain of our solutions, including our free remote access service, also compete with current or potential services offered by Microsoft and Apple. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. If we are not able to compete effectively, our operating results will be harmed.

Industry consolidation may result in increased competition.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive service than they individually had offered. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many of the companies driving this trend have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary services and technologies. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in our revenues.

Original equipment manufacturers may adopt solutions provided by our competitors.

Original equipment manufacturers may in the future seek to build the capability for on-demand, remote-connectivity solutions into their products. We may compete with our competitors to sell our services to, or partner with, these manufacturers. Our ability to attract and partner with these manufacturers will, in large part, depend on the competitiveness of our services. If we fail to attract or partner with, or our competitors are successful in attracting or partnering with, these manufacturers, our revenue and results of operations would be affected adversely.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below:

•	our ability to renew existing customers, increase sales to existing customers and attract new customers;

•	the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

•	service outages or security breaches;

•	whether we meet the service level commitments in our agreements with our customers;

•	changes in our pricing policies or those of our competitors;

•	the timing and success of new application and service introductions and upgrades by us or our competitors;

•	changes in sales compensation plans or organizational structure;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	seasonal variations or other cyclicality in the demand for our services;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	the purchasing and budgeting cycles of our customers;

•	the financial condition of our customers; and

•	geopolitical events such as war, threat of war or terrorist acts.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

If our services are used to commit fraud or other similar intentional or illegal acts, we may incur significant liabilities, our services may be perceived as not secure and customers may curtail or stop using our services.

Our services enable direct remote access to third-party computer systems. We do not control the use or content of information accessed by our customers through our services. If our services are used to commit fraud or other bad or illegal acts, such as posting, distributing or transmitting any software or other computer files that contain a virus or other harmful component, interfering or disrupting third-party networks, infringing any third party’s copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy, transmitting any unlawful, harassing, libelous, abusive, threatening, vulgar or otherwise objectionable material, or accessing unauthorized third-party data, we may become subject to claims for defamation, negligence, intellectual property infringement or other matters. As a result, defending such claims could be expensive and time-consuming, and we could incur significant liability to our customers and to individuals or businesses who were the targets of such acts. As a result, our business may suffer and our reputation will be damaged.

We provide minimum service level commitments to some of our customers, our failure of which to meet could cause us to issue credits for future services or pay penalties, which could significantly harm our revenue.

Some of our customer agreements now, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers or suffer extended periods of unavailability for our service, we are or may be contractually obligated to provide these customers with credits for future services or pay other penalties. Our revenue could be significantly impacted if we are unable to meet our service level commitments and are required to provide a significant amount of our services at no cost or pay other penalties. We do not currently have any reserves on our balance sheet for these commitments.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 209 at December 31, 2007, to 287 at December 31, 2008 and to 334 at September 30, 2009, and our revenue increased from $27.0 million in 2007 to $51.7 million in 2008 and was $54.2 million for the nine months ended September 30, 2009. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter.

If we do not effectively expand and train our work force, our future operating results will suffer.

We plan to continue to expand our work force both domestically and internationally to increase our customer base and revenue. We believe that there is significant competition for qualified personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our sales cycles for enterprise customers, currently approximately 10% of our overall sales, can be long, unpredictable and require considerable time and expense, which may cause our operating results to fluctuate.

The timing of our revenue from sales to enterprise customers is difficult to predict. These efforts require us to educate our customers about the use and benefit of our services, including the technical capabilities and potential cost savings to an organization. Enterprise customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, typically several months. We spend substantial time, effort and money on our enterprise sales efforts without any assurance that our efforts will produce any sales. In addition, service subscriptions are frequently subject to budget constraints and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be adversely affected.

Our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We currently maintain offices and have sales personnel or independent consultants outside of the United States and are attempting to expand our international operations. In November 2007, we opened our Europe, Middle East and Africa sales and marketing headquarters in Amsterdam, The Netherlands and in January 2009, we opened our Asia-Pacific sales and marketing headquarters in Sydney, Australia. Our international expansion efforts may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States.

These risks include:

•	localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our success depends on our customers’ continued high-speed access to the Internet and the continued reliability of the Internet infrastructure.

Because our services are designed to work over the Internet, our revenue growth depends on our customers’ high-speed access to the Internet, as well as the continued maintenance and development of the Internet infrastructure. The future delivery of our services will depend on third-party Internet service providers to expand high-speed Internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely Internet access and services. The success of our business depends directly on the continued accessibility, maintenance and improvement of the Internet as a convenient means of customer interaction, as well as an efficient medium for the delivery and distribution of information by businesses to their employees. All of these factors are out of our control.

To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our ability to provide services to our customers.

Our success depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. In addition, we have one issued patent and three patents pending, and we are in the process of filing additional patents. We cannot assure you that any patents will issue from our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Any patents that may issue in the future from pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Our use of “open source” software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technologies licensed by us incorporate so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services.

We rely on third-party software, including server software and licenses from third parties to use patented intellectual property that is required for the development of our services, which may be difficult to obtain or which could cause errors or failures of our services.

We rely on software licensed from third parties to offer our services, including server software from Microsoft and patented third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our services, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of our services could result in delays in the provision of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our services which could harm our business.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. We are in the process of documenting, reviewing and improving, to the extent necessary, our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal controls over financial reporting and a report from our independent registered public accounting firm addressing the effectiveness of our internal controls over financial reporting. Both we and our independent registered public accounting firm will be attesting to the effectiveness of our internal controls over financial reporting in connection with the filing of our Annual Report on Form 10-K for the year ending December 31, 2010 with the Securities and Exchange Commission. As part of our process of documenting and testing our internal controls over financial reporting, we may identify areas for further attention and improvement.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our services to new and existing customers.

Material defects or errors in the software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our services are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in our services, and new errors in our existing services may be detected in the future. Any defects that cause interruptions to the availability of our services could result in:

•	a reduction in sales or delay in market acceptance of our services;

•	sales credits or refunds to our customers;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	harm to our reputation; and

•	increased insurance costs.

After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. The costs incurred in correcting any material defects or errors in our services may be substantial and could harm our operating results.

Government regulation of the Internet and e-commerce and of the international exchange of certain technologies is subject to possible unfavorable changes, and our failure to comply with applicable regulations could harm our business and operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our products and services. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our Internet-based services, which could harm our business and operating results.

Our software products contain encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. We have submitted our encryption products for technical review under U.S. export regulations and have received the necessary approvals. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, which could harm our business and operating results. Foreign regulatory restrictions could impair our access to technologies that we seek for improving our products and services and may also limit or reduce the demand for our products and services outside of the United States.

Our operating results may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

Primarily due to the nature of our services in certain states and countries, we do not believe we are required to collect sales or other related taxes from our customers in certain states or countries. However, one or more other states or countries may seek to impose sales or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion that we should be collecting sales or other related taxes on our services could result in substantial tax liabilities for past sales, discourage customers from purchasing our services or otherwise harm our business and operating results.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, our business strategy may include acquiring complementary services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of services or our ability to provide our services in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s software is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm our business and operating results.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our President and Chief Executive Officer and Chief Technical Officer. These officers are not party to an employment agreement with us, and they may terminate employment with us at any time with no advance notice. The replacement of these officers likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology, software and manufacturing companies. For example, our competitors may be able attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and maintain our services at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete would decrease, our operating results would suffer and our revenues would decrease.

Risks Related to this Offering and Ownership of our Common Stock

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our services could reduce our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our services;

•	continue to expand our development, sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand our operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Shares of our common stock were sold in our initial public offering, or IPO, at a price of $16.00 per share, and our common stock has subsequently traded as high as $23.50. An active, liquid and orderly market for our common stock may not develop or be sustained, which could depress the trading price of our common stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	fluctuations in our recorded revenue, even during periods of significant sales order activity;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our services to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products or services;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	general perception of the future of the remote-connectivity market or our services;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Based on shares outstanding as of September 30, 2009, upon the completion of this offering, we will have 22,302,879 shares of our common stock outstanding, assuming no exercise of our outstanding options other than those options exercised by selling stockholders for the purpose of selling shares in this offering. Of these shares, the shares of common stock sold in our IPO are, and the shares sold in this offering will be, freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of 8,698,051 shares of common stock have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Barclays Capital Inc. for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. Another 2,565,322 shares will not be subject to the new 90-day restricted period but remain subject to the 180-day restricted period in connection with our IPO, ending December 27, 2009, subject to a possible extension under certain circumstances. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

In addition, (i) the 3,127,300 shares subject to outstanding options as of September 30, 2009, and (ii) the 842,332 shares reserved for future issuance under our equity compensation plans, as of September 30, 2009, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management has broad discretion over the use of our existing cash resources and of the proceeds we receive in this offering and might not use such funds in ways that increase the value of your investment.

Our management will continue to have broad discretion to use our cash resources. In addition, although we have not allocated the net proceeds we will receive from this offering for any specific purposes other than the payment of expenses incurred by us in connection with this offering, we expect to use any remaining net proceeds for general corporate purposes. Our management will therefore have discretion over the use of the proceeds we receive in this offering. You will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds and our other cash resources in ways that increase the value of your investment and you may be unable to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from our IPO or this offering.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

As a newly public company, we incur significant costs which could harm our operating results.

As a newly public company, we incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements.

We also have incurred and will continue to incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements about our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop, improve, commercialize and market our services;

•	our financial performance;

•	the potential benefits of collaboration agreements and our ability to enter into selective collaboration arrangements;

•	our ability to quickly and efficiently identify and develop new products and services;

•	our ability to establish and maintain intellectual property rights; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section of this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but we have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering at the public offering price of $18.50 per share will be approximately $1.1 million. “Net proceeds” is what we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering. We will not receive any proceeds from the sale of shares by the selling stockholders. In addition, we will receive $0.1 million from the payment of the exercise price from outstanding options that certain selling stockholders will sell to acquire the shares they are selling in this offering.

We intend to use the net proceeds to us from this offering for general corporate purposes, including the development of new services, sales and marketing activities and capital expenditures.

In addition, the other principal purposes for this offering are to:

•	increase our visibility in our markets;

•	provide liquidity for our existing stockholders; and

•	increase our public float.

We have not yet determined with any certainty the manner in which we will allocate the net proceeds. Management will retain broad discretion in the allocation and use of the net proceeds to us from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

Pending specific use of the net proceeds as described above, we intend to invest the net proceeds to us from this offering in short-term investment grade and U.S. government securities.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on The NASDAQ Global Market under the symbol “LOGM” on July 1, 2009. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by The NASDAQ Global Market:

	High	Low

Third Quarter 2009	$20.99	$15.15
Fourth Quarter 2009 (through November 19, 2009)	$23.50	$17.90

On November 19, 2009, the closing price as reported on The NASDAQ Global Market of our common stock was $19.49 per share. As of November 19, 2009, we had approximately 89 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, improvements to our existing services, the development of our proprietary technologies and the expansion of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale by us of 99,778 shares of common stock at the offering price of $18.50 per share, after deducting the estimated underwriting discounts and offering expenses payable by us, and receipt by us of proceeds of $0.1 million from the exercise of options to purchase 66,330 shares of common stock by certain selling stockholders.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of September 30, 2009
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except
	share data)

Cash and cash equivalents	$121,007	$122,212

Stockholders’ equity:
Common stock, $0.01 par value: 75,000,000 shares authorized and 22,203,101 shares issued and outstanding, actual; 22,302,879 shares issued and outstanding, as adjusted	222	223
Additional paid-in capital	120,069	121,300
Accumulated deficit	(26,657)	(26,657)
Accumulated other comprehensive income	151	151

Total stockholders’ equity	93,812	95,017

Total capitalization	$93,812	$95,017

The table above does not include:

•	3,127,300 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2009 (including an aggregate of 66,330 shares of our common stock that we expect to be sold in this offering by selling stockholders upon the exercise of vested options) at a weighted average exercise price of $4.39 per share;

•	an additional 842,332 shares of common stock reserved for future issuance under our equity compensation plans as of September 30, 2009.

All common share and per common share information referenced throughout this prospectus have been retroactively adjusted to reflect a 1-for-2.5 reverse stock split of our common stock effected on June 25, 2009.

DILUTION

If you invest in shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2009 was $92.3 million, or $4.16 per share of common stock. Our net tangible book value per share set forth below represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on September 30, 2009.

After giving effect to (i) our issuance and sale of 99,778 shares of our common stock in this offering at the offering price of $18.50 per share, and (ii) the issuance of 66,330 shares upon exercise of stock options by certain selling stockholders with net proceeds to us of approximately $0.1 million and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2009 would have been $93.5 million, or $4.18 per share of our common stock. This represents an immediate increase in our net tangible book value to our existing stockholders of $0.02 per share. The public offering price per share of our common stock significantly exceeds the as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of our common stock in this offering will suffer an immediate dilution of their investment of $14.32 per share. The following table illustrates this per share dilution to new investors purchasing shares of our common stock in this offering without giving effect to the option granted to the underwriters to purchase additional shares of our common stock in this offering:

Public offering price per share		$18.50
Net tangible book value per share as of September 30, 2009	$4.16
Increase per share attributable to sale of shares of our common stock in this offering	0.02

As adjusted net tangible book value per share after this offering		4.18

Dilution per share to new investors		$14.32

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $4.18 per share, representing an immediate increase to existing stockholders of $0.02 per share and an immediate dilution of $14.32 per share to new investors. If any shares are issued upon exercise of outstanding options you will experience further dilution.

The following table summarizes, as of September 30, 2009, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering. The calculations below are based on the offering price of $18.50 per share, before the deduction of the estimated offering expenses payable by us:

			Total
	Shares Purchased		Consideration		Average Price
	Number	%	Amount	%	per Share

Existing stockholders	22,203,101	99.6%	$122,527,134	98.5%	$5.52
New investors	99,778	0.4%	1,845,893	1.5%	18.50

Total	22,302,879	100%	$124,373,027	100%

The sale of 3,025,222 shares of our common stock to be sold by the selling stockholders in this offering, which assumes no exercise of the underwriters’ over-allotment option, will reduce the number of shares of our common stock held by existing stockholders to 19,244,209, or 86.0% of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to 3,125,000, or 14.0% of the total shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 from our audited financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2004 and 2005 and balance sheet data as of December 31, 2004, 2005 and 2006 from our audited financial statements not included in this prospectus. We have derived the consolidated statements of operations data for the nine months ended September 30, 2008 and 2009 and the balance sheet data as of September 30, 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements for the nine months ended September 30, 2008 and 2009 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
						(Unaudited)
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$2,574	$3,518	$11,307	$26,998	$51,723	$35,727	$54,175
Cost of revenue(1)	359	767	2,033	3,925	5,970	4,292	5,508

Gross profit	2,215	2,751	9,274	23,073	45,753	31,435	48,667

Operating expenses:
Research and development(1)	1,349	1,634	3,232	6,661	11,997	8,987	9,487
Sales and marketing(1)	2,020	5,758	10,050	19,488	31,631	23,407	26,378
General and administrative(1)	1,070	1,351	2,945	3,611	6,583	4,848	5,787
Legal settlements	—	—	—	2,225	600	600	—
Amortization of intangibles(1)	—	—	141	328	328	246	246

Total operating expenses	4,439	8,743	16,368	32,313	51,139	38,088	41,898

Income (loss) from operations	(2,224)	(5,992)	(7,094)	(9,240)	(5,386)	(6,653)	6,769
Interest, net	2	105	365	260	216	202	67
Other income (expense), net	3	(27)	28	(25)	(110)	(105)	(301)

Income (loss) before provision for income taxes	(2,219)	(5,914)	(6,701)	(9,005)	(5,280)	(6,556)	6,535
Provision for income taxes	—	—	—	(50)	(122)	(89)	(212)

Net income (loss)	(2,219)	(5,914)	(6,701)	(9,055)	(5,402)	(6,645)	6,323
Accretion of redeemable convertible preferred stock	(38)	(279)	(1,790)	(1,919)	(2,348)	(1,761)	(1,311)

Net income (loss) attributable to common stockholders	$(2,257)	$(6,193)	$(8,491)	$(10,974)	$(7,750)	$(8,406)	$5,012

Net income (loss) attributable to common stockholders per share:
Basic	$(0.64)	$(1.86)	$(2.47)	$(2.98)	$(1.97)	$(2.15)	$0.28
Diluted	$(0.64)	$(1.86)	$(2.47)	$(2.98)	$(1.97)	$(2.15)	$0.27
Weighted average shares outstanding:
Basic	3,510	3,324	3,434	3,686	3,933	3,919	9,858
Diluted	3,510	3,324	3,434	3,686	3,933	3,919	11,675

(1)	Includes stock-based compensation expense and acquisition-related intangible amortization expense as indicated in the following table:

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands)
						(Unaudited)

Cost of revenue:
Stock-based compensation	$—	$—	$2	$10	$64	$45	$38

Acquisition-related intangible amortization	—	—	179	415	415	311	311

Research and development:
Stock-based compensation	19	10	11	105	419	301	427

Sales and marketing:
Stock-based compensation	—	—	28	177	962	700	679

General and administrative:
Stock-based compensation	—	—	27	222	1,304	974	972

Amortization of intangibles:
Acquisition-related intangible amortization	—	—	141	328	328	246	246

						As of
	As of December 31,					September 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)
						(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,844	$11,962	$7,983	$18,676	$22,913	$121,007 (1)
Working capital (excluding deferred revenue)	6,993	12,026	6,527	15,499	22,577	119,013
Total assets	7,578	13,255	14,656	28,302	37,415	134,815
Deferred revenue, including long-term portion	1,135	2,849	7,288	16,104	28,358	31,964
Long-term debt, including current portion	44	—	2,281	1,192	—	—
Total liabilities	1,452	3,640	11,615	23,238	35,191	41,003
Redeemable convertible preferred stock	9,136	18,806	20,596	32,495	34,843	—
Total stockholders’ equity (deficit)	(3,009)	(9,191)	(17,554)	(27,431)	(32,619)	93,812

(1)	Comparability affected by proceeds received from our initial public offering, which closed in July 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LogMeIn provides on-demand, remote-connectivity solutions to small and medium businesses, or SMBs, IT service providers and consumers. Businesses and IT service providers use our solutions to deliver end-user support and to remotely access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a web browser, are secure, scalable and easy for our customers to try, purchase and use.

We offer two free services and nine premium services. Sales of our premium services are generated through word-of-mouth referrals, web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

We derive our revenue principally from subscription fees from SMBs, IT service providers and consumers. The majority of our customers subscribe to our services on an annual basis. Our revenue is driven primarily by the number and type of our premium services for which our paying customers subscribe. For the nine months ended September 30, 2009, we generated revenues of $54.2 million, compared to $35.7 million for the nine months ended September 30, 2008, an increase of approximately 52%. In fiscal 2008, we generated revenues of $51.7 million.

In addition to selling our services to end-users, we entered into a service and marketing agreement with Intel Corporation in December 2007 pursuant to which we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the services to its customers. Intel pays us a minimum license and service fee on a quarterly basis during the term of the agreement, and we share with Intel revenue generated by the use of the services by third parties to the extent it exceeds the minimum payments. We began recognizing revenue associated with the Intel service and marketing agreement in the quarter ended September 30, 2008. During the nine months ended September 30, 2009, we recognized $4.5 million in revenue from this agreement.

In February 2003, we incorporated under the laws of Bermuda. In August 2004, we completed a domestication in the State of Delaware under the name 3am Labs, Inc. We changed our name to LogMeIn, Inc. in March 2006. We have funded our operations primarily through net proceeds of approximately $27.8 million received from the sale of redeemable convertible preferred stock, cash flows from operations and to a lesser extent from the approximately $83.0 million of net proceeds received in connection with our IPO. We incurred net losses of $6.7 million for 2006, $9.1 million for 2007 and $5.4 million for 2008 and earned net income of $6.3 million for the nine months ended September 30, 2009. We expect to continue making significant future expenditures to develop and expand our business.

Certain Trends and Uncertainties

The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. The summary, however, should be considered along with the factors identified in the section titled “Risk Factors” of this prospectus.

•	We continue to closely monitor current adverse economic conditions, particularly as they impact SMBs, IT service providers and consumers. We are unable to predict the likely duration and severity of the current adverse economic conditions in the United States and other countries, but the longer the duration the greater risks we face in operating our business.

•	We believe that competition will continue to increase. Increased competition could result from existing competitors or new competitors that enter the market because of the potential opportunity. We will continue to closely monitor competitive activity and respond accordingly. Increased competition could have an adverse effect on our financial condition and results of operations.

•	We believe that as we continue to grow revenue at expected rates, our cost of revenue and operating expenses, including sales and marketing, research and development and general and administrative expenses will increase in absolute dollar amounts. For a description of the general trends we anticipate in various expense categories, see “Cost of Revenue and Operating Expenses” below.

Sources of Revenue

We derive our revenue principally from subscription fees from SMBs, IT service providers and consumers. Our revenue is driven primarily by the number and type of our premium services for which our paying customers subscribe and is not concentrated within one customer or group of customers. The majority of our customers subscribe to our services on an annual basis and pay in advance, typically with a credit card, for their subscription. A smaller percentage of our customers subscribe to our services on a monthly basis through either month-to-month commitments or annual commitments that are then paid monthly with a credit card. We initially record a subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period. Typically, a subscription automatically renews at the end of a subscription period unless the customer specifically terminates it prior to the end of the period.

In addition to our subscription fees, to a lesser extent, we also generate revenue from license and annual maintenance fees from the licensing of our RemotelyAnywhere product. We license RemotelyAnywhere to our customers on a perpetual basis. Because we do not have vendor specific objective evidence of fair value, or VSOE, for our maintenance arrangements, we record the initial license and maintenance fee as deferred revenue and recognize the fees as revenue ratably, on a daily basis, over the initial maintenance period. We also initially record maintenance fees for subsequent maintenance periods as deferred revenue and recognize revenue ratably, on a daily basis, over the maintenance period. We also generate revenue from the license of our Ignition for iPhone product which is sold as a perpetual license and is recognized as delivered. Revenue from RemotelyAnywhere and Ignition for iPhone represented less than 5% of our revenue for the nine months ended September 30, 2009.

Employees

We have increased our number of full-time employees to 334 at September 30, 2009 as compared to 287 at December 31, 2008 and 262 at September 30, 2008.

Cost of Revenue and Operating Expenses

We allocate certain overhead expenses, such as rent and utilities, to expense categories based on the headcount in or office space occupied by personnel in that expense category as a percentage of our total headcount or office space. As a result, an overhead allocation associated with these costs is reflected in the cost of revenue and each operating expense category.

Cost of Revenue.  Cost of revenue consists primarily of costs associated with our data center operations and customer support centers, including wages and benefits for personnel, telecommunication and hosting fees for our services, equipment maintenance, maintenance and license fees for software licenses and depreciation. Additionally, amortization expense associated with the software and technology acquired as part of our acquisition of substantially all the assets of Applied Networking, Inc. is included in cost of revenue. The expenses related to hosting our services and supporting our free and premium customers is related to the number of customers who subscribe to our services and the complexity and redundancy of our services and hosting infrastructure. We expect these expenses to increase in absolute dollars as we continue to increase our number of customers over time but, in total, to remain relatively constant as a percentage of revenue.

Research and Development.  Research and development expenses consist primarily of wages and benefits for development personnel, consulting fees associated with outsourced development projects, facilities rent and depreciation associated with assets used in development. We have focused our research and development efforts on both improving ease of use and functionality of our existing services, as well as developing new offerings. The majority of our research and development employees are located in our development centers in Hungary. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. We expect that research and development expenses will increase in absolute dollars as we continue to enhance and expand our services but decrease as a percentage of revenue.

Sales and Marketing.  Sales and marketing expenses consist primarily of online search and advertising costs, wages, commissions and benefits for sales and marketing personnel, offline marketing costs such as media advertising and trade shows, and credit card processing fees. Online search and advertising costs consist primarily of pay-per-click payments to search engines and other online advertising media such as banner ads. Offline marketing costs include radio and print advertisements as well as the costs to create and produce these advertisements, and tradeshows, including the costs of space at trade shows and costs to design and construct trade show booths. Advertising costs are expensed as incurred. In order to continue to grow our business and awareness of our services, we expect that we will continue to commit resources to our sales and marketing efforts. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of revenue over time as our revenue increases.

General and Administrative.  General and administrative expenses consist primarily of wages and benefits for management, human resources, internal IT support, finance and accounting personnel, professional fees, insurance and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel and enhance our internal information systems in connection with the growth of our business. In addition, we anticipate that we will incur additional personnel expenses, professional service fees, including auditing, legal and insurance costs, related to operating as a public company. We expect that our general and administrative expenses will increase in both absolute dollars and as a percentage of revenue.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our most critical accounting policies are summarized below. See Note 2 to our financial statements included elsewhere in this prospectus for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition.  We provide our customers access to our services through subscription arrangements for which our customers pay us a fee. Our customers enter into a subscription agreement with us for the use of our software, our connectivity service and access to our customer support services, such as telephone and email support. Subscription periods range from monthly to four years, and they are generally one year in duration. We follow the guidance of “Revenue Recognition in Financial Statements,” “Software Revenue Recognition,” and “Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware.” “Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware” applies when the software being provided cannot be run on another entity’s hardware or when customers do not have the right to take possession of the software and use it on another entity’s hardware as is the case with our software. We begin to recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectability is deemed probable. We recognize the subscription fee as revenue on a daily basis over the subscription period.

We recognize revenue under multi-element agreements in accordance with “Revenue Recognition in Financial Statements” and “Software Revenue Recognition.” The terms of these agreements typically include multiple deliverables by us such as subscription and professional services, including development services. Agreements with multiple element deliverables are analyzed to determine if fair value exists for each element on a stand-alone basis. If the value of each deliverable is determinable then revenue is recognized separately when or as the services are delivered, or if applicable, when milestones associated with the deliverable are achieved and accepted by the customer. If the fair value of any of the undelivered performance obligations cannot be determined, the arrangement is accounted for as a single element and we recognize revenue on a straight-line basis over the period in which we expect to complete performance obligations under the agreement.

Our arrangements for the licensing of RemotelyAnywhere permit our customers to use the software on their hardware and include one year of maintenance services, which includes the right to support and upgrades, on a when and if available basis. We follow the guidance of “Software Revenue Recognition,” as amended by, “Modification With Respect to Certain Transactions.” We do not have VSOE for our maintenance service arrangements and thus recognize revenue ratably on a daily basis over the initial maintenance period, which is generally one year. We begin to recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectability is deemed probable.

Income Taxes.  We are subject to federal and various state income taxes in the United States, The Netherlands, Hungary and Australia, and we use estimates in determining our provision for these income taxes and deferred tax assets. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities, and we assess temporary differences resulting from differing treatment of items for tax and accounting purposes. At December 31, 2008, our deferred tax assets consisted primarily of net operating losses and research and development credit carryforwards. As of December 31, 2008, we had U.S. federal and state net operating loss carryforwards of approximately $19.2 million and $18.1 million, respectively, which expire at varying dates through 2028 for U.S. federal income tax purposes and primarily through 2013 for state income tax purposes. We used approximately $6.9 million of federal and $5.6 million of state net operating loss carryforwards during the nine months ended September 30, 2009. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. To date, we have provided a full valuation allowance against our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Software Development Costs.  We account for software development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet our internal needs, in accordance with, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” and, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” We have determined that technological feasibility of our software products and the software component of our solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, the development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet our internal needs have not been material.

Valuation of Long-Lived and Intangible Assets, Including Goodwill.  We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. Our recorded intangible assets are associated with our acquisition of substantially all of the assets of Applied Networking, Inc. in July 2006. We are amortizing the recorded values of such intangible assets over their estimated useful lives, which range from four to five years. Through September 30, 2009, we have not recorded any impairment charges associated with our long-lived and intangible assets.

We test goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. Our annual goodwill impairment test is at December 31 of each year. The recorded amount of goodwill at September 30, 2009 represents the goodwill from our acquisition of Applied Networking, Inc. Through September 30, 2009, we have not recorded any impairments of goodwill.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for share-based awards, including stock options, to employees using the intrinsic value method prescribed by “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value method, compensation expense was measured on the date of award as the difference, if any, between the deemed fair value of our common stock and the option exercise price, multiplied by the number of options granted. The option exercise prices and fair value of our common stock are determined by our management and board of directors based on a review of various objective and subjective factors. No compensation expense was recorded for stock options issued to employees prior to January 1, 2006 in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant.

Effective January 1, 2006, we adopted “Share-Based Payment,” and related interpretations. “Share-Based Payment” supersedes “Accounting for Stock Issued to Employees” and related interpretations. We adopted this statement using the prospective transition method, which requires us to recognize compensation expense for all share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006. These costs will be recognized on a straight-line basis over the requisite service period for all time-based vested awards. We continue to account for share-based awards granted prior to January 1, 2006 following the provisions of “Accounting for Stock Issued to Employees.”

For share-based awards subsequent to January 1, 2006, we estimate the fair value of the share-based awards, including stock options, using the Black-Scholes option-pricing model. Determining the fair value of share-based awards requires the use of highly subjective assumptions, including the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value of share-based awards granted in 2007 and 2008 are set forth below:

	Year Ended December 31,
	2007	2008

Expected dividend yield	0%	0%
Risk-free interest rate	3.40% to 4.93%	2.52% - 3.33%
Expected term (in years)	2.00 to 6.25	5.54 - 6.25
Volatility	90%	75% - 80%

The assumptions used in determining the fair value of share-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change, and we use different assumptions, our share-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the share-based award. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. Because there was no public market for our common stock prior to our IPO, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. Also, “Share-Based Payment” requires that we recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options upon the adoption of “Share-Based Payment” based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

The following table summarizes by grant date the number of stock options granted since the adoption of “Share-Based Payment” on January 1, 2006 through November 19, 2009, the per share exercise price of options, the estimated per share weighted average fair value of options and the per share estimated value of our common stock on each grant date:

			Per Share
			Weighted
		Per Share	Average	Per Share
	Number of Shares	Exercise	Estimated	Estimated Fair
	Subject to Options	Price of	Fair Value of	Value of
	Granted	Options(1)	Options(2)	Common Stock(3)

April 27, 2006	8,000	$1.25	$0.88	$0.55
July 20, 2006	396,400	$1.25	$0.88	$0.58
October 26, 2006	118,000	$1.25	$0.88	$0.55
January 24, 2007	659,000	$1.25	$2.73	$2.20
April 27, 2007	94,000	$1.25	$5.60	$5.05
August 3, 2007	69,000	$9.28	$8.65	$6.65
November 5, 2007	100,000	$9.65	$9.65	$7.43
November 21, 2007	498,000	$9.65	$9.35	$7.35
January 17, 2008	214,000	$10.75	$10.75	$7.60
April 18, 2008(4)	53,800	$11.40	$11.23	$8.10
July 17, 2008	95,000	$11.40	$11.25	$7.75
October 23, 2008	22,000	$11.78	$11.78	$7.98
February 5, 2009	58,000	$10.08	$10.08	$6.75
May 7, 2009	10,800	$12.10	$8.18	$12.10
August 6, 2009	24,400	$19.03	$12.97	$19.03
November 5, 2009	92,500	$20.02	$13.14	$20.02

(1)	For the April 27, 2006 through May 7, 2009 grants, the per share exercise price of options represents the exercise price as determined by our board of directors on the date of the grant. For the August 6, 2009 and November 5, 2009 grants, the exercise price per share is the closing price per share on The NASDAQ Global Market on the date of grant.

(2)	The per share weighted average estimated fair value of options was estimated for the date of grant using the Black-Scholes options pricing model.

(3)	For the April 27, 2006 through May 7, 2009 grants, the per share estimated fair value of common stock represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into account various objective and subjective factors and including the results, if applicable, of valuations of our common stock by an independent valuation specialist. For the August 6, 2009 and November 5, 2009 grants, the per share estimated fair value of common stock represents the closing sales price per share on NASDAQ on the date of grant.

(4)	Excludes the modification on April 18, 2008 related to stock options previously granted on April 27, 2007 to increase the exercise price from $1.25 per share to $5.60 per share.

Based on the last reported sale price of our common stock on September 30, 2009, the aggregate intrinsic value of our vested outstanding stock options as of September 30, 2009 was $33.1 million and the aggregate intrinsic value of our unvested outstanding stock options as of September 30, 2009 was $10.5 million.

Our board of directors has historically estimated the fair value of our common stock, with input from management, as of the date of each stock option grant. Because there was no public market for our common stock prior to our IPO, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including:

•	the original sale price of common stock prior to any preferred stock financing rounds, which was $1.25 per share of common stock;

•	the per share value of any preferred stock financing rounds and the amount of redeemable convertible preferred stock liquidation preferences, including any additional fund-raising activities that may have occurred in the period;

•	any third-party trading activity in our common stock and the illiquid nature of our common stock, including the opportunity for any liquidity events;

•	our size and historical operating and financial performance, including our updated operating and financial projections;

•	achievement of enterprise milestones;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us; and

•	trends in the broad market for software and other technology stocks.

Our board of directors considered and applied these and other factors in determining an estimate of the fair value of our common stock on each stock option grant date prior to our IPO. Additionally, beginning in August 2006, our board of directors engaged Shields & Company, or Shields, an independent valuation specialist, to prepare third-party independent valuations of our common stock.

Shields’ initial valuation report, as described in detail below, was as of July 31, 2006 and was used by our board of directors to estimate the fair value of our common stock as of October 26, 2006, the first option grant date after the initial valuation report. Additionally, the July 31, 2006 valuation report was also initially used to estimate the fair value of our common stock for the January 24, 2007 and April 27, 2007 stock option grants. However, in December 2007 and in connection with our IPO, our board of directors undertook a reassessment of the fair value of our common stock as of each option grant date during 2007. As part of that reassessment, our board of directors obtained from Shields retrospective fair market valuation reports for each option grant date during 2007. The retrospective valuations, as described in detail below for each option grant date, have been used to estimate the fair value of our common stock as of each option grant date in 2007 and in calculating stock-based compensation expense.

Stock Option Grants on April 27, 2006

Our board of directors granted stock options on April 27, 2006, with each option having an exercise price of $1.25 per share. In order to determine the estimated fair value of our common stock, our board of directors considered the objective and subjective factors listed above with particular emphasis on our size and operating performance, peer group trading multiples, previous per share prices for issuances of our common and convertible preferred stock and the preferences of our convertible preferred stock. Based on these factors, we believe that our estimate of the fair value of our common stock at April 27, 2006, was reasonable.

Stock Option Grants on July 20, 2006

Our board of directors granted stock options on July 20, 2006, with each option having an exercise price of $1.25 per share. Because there had been no material change in our business, our board of directors maintained its April 27, 2006 estimated fair value of our common stock. Additionally, subsequent to the board meeting, and as described in more detail below, we engaged Shields to complete an independent fair market valuation report. Shields estimated that the fair value of our common stock as of July 31, 2006 was $0.88 per share. Based on our board’s analysis and, supported by the subsequent valuation report from Shields, we believe that the exercise price of the July 20, 2006 options was greater than fair value of our common stock on that date.

July 31, 2006 Valuation

In August 2006, we engaged Shields to perform a fair market valuation of our common stock as of July 31, 2006. Shields used a probability-weighted expected return methodology and performed the valuation in accordance with “Valuation of Privately-Held-Company Equity Securities Issued As Compensation.”

Under the probability-weighted expected return method, the fair market value of our common stock was estimated based upon an analysis of our future value assuming various future outcomes. The common stock per share value was based on the probability-weighted present value of expected future values considering each of the possible outcomes, as well as the rights of common and preferred stockholders. The possible outcomes considered in the valuation were a liquidation event in the form of an initial public offering, or an IPO scenario, a sale or merger assuming we continue to experience significant growth, or a growth scenario, a sale or merger assuming we continue to grow but not at a desired rate, but that our intellectual property would separately be of interest to an acquirer, or a technology scenario, our continued operation as a private company in which we have not experienced significant growth, or a private company scenario, and a dissolution of the company. All scenarios utilized assumptions and estimates that were consistent with the operating plans and estimates that we use to manage our business.

The IPO scenario utilized trading multiples of revenue of comparable public companies in a similar industry, the application software industry. The trading revenue multiple was then applied to our projected operating results to produce a theoretical terminal value in the event of an IPO. The growth scenario utilized completed sale transactions involving companies in the application software industry. To calculate the theoretical terminal value under the growth scenario, Shields utilized the median multiple of completed sales transactions in the software industry for the one-year period ending July 31, 2006. Many of these completed sales transactions involved more mature, lower growth companies. Accordingly, Shields refined the list of completed sale transactions to include only comparable companies based on our size and growth projections. The resulting multiple was a 20% premium to the median multiple of all completed sale transactions and was used by Shields in determining our theoretical terminal value under the growth scenario. The technology scenario assumed that we still met our short-term projected operating results but could not obtain and attract the high revenue growth multiples beyond our short-term operating results. The private company scenario assumed we continued in operation but did not meet our growth projections. Shields applied a growth rate of 3% to the normalized annual free cash flow to compute the theoretical value under the private company scenario. The dissolution scenario assumed we do not continue in operations and thus the theoretical terminal value is $0.

Prior to calculating the value of the common stock in each of the scenarios, the conversion rights of the preferred stockholders were reviewed based on each of the theoretical terminal values. Giving effect to a 1-for-2.5 reverse split of our common stock to be effected prior to this offering, each 2.5 shares of preferred stock is convertible into one share of common stock at the option of the preferred stockholder. In the event of a sale, liquidation or dissolution of the company, the preferred stockholders have preference over any common stockholder at an amount equal to the original purchase price per share of preferred stock and have the right to participate with the common stockholder until they receive an amount equal to two times the original purchase price per share of preferred stock. In the event that converting the preferred stock into common stock would yield the preferred stockholder greater than two times the original purchase price per share of preferred stock, the preferred stockholder would elect to convert preferred shares into common shares.

The present value of our projected free cash flow is determined by discounting our projected future cash flows back to the valuation date. The discount rate used in the analysis was 50%. To determine this discount rate, Shields constructed a weighted average cost of capital based on our cost of equity and after-tax cost of debt. Shields then weighted those costs based on the debt-to-equity ratio associated with our optimal capital structure, as of the valuation date. Based on these calculations, discussions with management, Shields’ analysis of our projections, and our stage of development as of the valuation date, we and Shields believe a 50% discount rate is appropriate and that our equity holders would require a rate of return similar to that as outlined in “Valuation of Privately-Held-Company Equity Securities Issued As Compensation” for venture capital investors. The implied equity value per common share under each scenario was weighted based on estimates of the probability of each of the five scenarios by management, the board of directors and Shields. The resulting value, which represented the estimated fair market value of our common stock at the valuation date, July 31, 2006, was $0.88 per share.

Stock Option Grants on October 26, 2006

Our board of directors granted stock options on October 26, 2006, with each option having an exercise price of $1.25 per share. Our board of directors reviewed and considered the July 31, 2006 valuation report as well as the objective and subjective factors described previously. Additionally, during the period following the valuation report, there had not been any material changes in our business or operating results. Our operating performance for the quarter ended September 30, 2006 and through October 26, 2006 was consistent with our forecasts and projections used in the valuation report. Accordingly, our board of directors determined that $0.88 represented a reasonable fair value per share of our common stock as of October 26, 2006. Therefore, we believe the exercise price of the October 26, 2006 options was greater than the fair value of the common stock on that date.

Stock Option Grants on January 24, 2007

Our board of directors granted stock options on January 24, 2007 with each option having an exercise price of $1.25 per share. As previously discussed, in December 2007 our board of directors obtained from Shields a retrospective fair market valuation report as of January 24, 2007. In its retrospective fair market valuation report, Shields considered the valuation methodologies outlined in “Valuation of Privately-Held-Company Equity Securities Issued As Compensation.” These methodologies included the current-value method, option-pricing method and the previously utilized probability-weighted expected return method.

Shields utilized the option-pricing method for its retrospective valuation because of the significant changes in our operations during 2007. Specifically, in 2007, our financial results improved significantly, including positive cash flow from operations. The option-pricing method is more appropriate than the probability-weighted expected return method once a company’s operations have matured enough to indicate that the company may have unlimited potential liquidity options over the course of its lifecycle, and assumptions of any one particular scenario, as is done in the probability-weighted expected return method, would be highly speculative. Based on the market conditions at the time and our improving operating performance, we began to believe that completing an initial public offering was possible. Additionally, during 2007, there were several arms’ length negotiated transactions involving our common and preferred stock.

Shields factored the arm’s length negotiated equity transactions into the retrospective valuations. For the purpose of the valuations, Shields did not utilize these equity transactions as a means of calculating the underlying asset value for the option-pricing model, but used it as a data point to validate the conclusions derived from the option-pricing model. The per-share purchase price in these arm’s length transactions was a negotiated purchase price, predominantly derived by applying a revenue multiple to our projected results. As a result of the forward-looking methodology utilized by investors, Shields adjusted its analyses by placing more weight on the forward-looking methodologies.

Under the option-pricing method, the common stock is priced under the Black-Scholes option pricing model based on an analysis of guideline companies, precedent transactions and discounted cash flow. The option-pricing model is sensitive to the following key assumptions: the underlying asset value, liquidation preferences, volatility, time to liquidity, and the risk-free rate. The underlying-asset value is the market price of the underlying security on which the option is based. Our underlying-asset value was determined by taking a weighted average of the equity values that resulted from the guideline companies, precedent transaction and discounted cash flow analyses. The liquidation preferences are the amounts at which an investor is indifferent between exercising the option or not. Our preferred stockholders have the right to participate with the common stockholders until they receive an amount equal to two times the original purchase price per share of preferred stock. The conversion rights of the preferred stockholders were considered in determining the per share value of our common stock. In analyzing guideline companies in the remote systems software industry, Shields identified eight publicly-traded guideline companies for the purpose of estimating our fair market value as of each valuation date. Of these, Shields determined that one publicly-traded company, Citrix Systems, Inc., or Citrix, is the most comparable to us in that they provide products that are very similar to and are directly competitive with our products, while the other companies identified had more diverse product offerings and did not compete directly with us. As a result, we believe it is appropriate to use Citrix as our representative public company. Accordingly, as of each valuation date our volatility was based on Citrix’s volatility. However, in determining our volatility Shields elected not to base our volatility only on the volatility of Citrix and determined it to be more representative of our volatility to also include other publicly traded guideline companies. Thus, as of each valuation date the volatility of Citrix was increased by ten percentage points to more closely reflect the median volatility of the publicly traded guideline companies. Time to liquidity is an estimated earliest exit date to effect a transaction. For the purpose of these analyses this was based on estimates, from management and our investment bankers, of when an initial public offering might occur. The risk-free rate of return is deemed to be the rate of return on a less risky security. As of each valuation date, the risk-free rate of return was determined by utilizing the return of U.S. treasury notes with maturities consistent with our time to liquidity. These assumptions represent management’s and Shields’ best estimates, but involve inherent uncertainties and the application of judgment.

Under the guideline company analysis, we used the revenue trading multiples of our representative public company. Under the precedent transactions analysis, we identified completed sale transactions of software companies in a similar market to us that were completed in the prior twelve months. Under the discounted cash flow analysis, our equity value is equal to the projected future free cash flows and expected terminal value of the company, adjusted for cash, net of debt.

The expected terminal value was calculated by applying the representative public company’s forward looking revenue multiple to our projected future revenue results. The present value of our projected free cash flow is determined by discounting our projected future cash flows back to the valuation date. The discount rate used in the analysis was 35%. In determining the appropriate discount rate, Shields constructed a weighted average cost of capital which determined our cost of equity and after-tax cost of debt, and then weighed those costs based on the debt-to-equity ratio associated with our optimal capital structure, as of each valuation date. Based on these calculations, discussions with management and Shields’ analysis of our projections, Shields believes that our equity holders would require a rate of return similar to a company as outlined in “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” for venture capital investors based on a company’s stage of development.

To calculate our underlying asset value, the equity values of the guideline company, completed sale transaction and discounted cash flow analyses are weighted. The weightings of the methodologies were based on the judgments of Shields. As we were progressing closer to an initial public offering, Shields increased the weight of the methodologies utilizing our projected financial results versus our historical financial results because investors and our investment bankers were determining our anticipated valuation on forward-looking multiples and projections versus historical multiples. In addition, Shields also increased the weighting of the cash flow based analysis, the discounted cash flow, versus the market based methodologies as we started to generate positive cash flow.

For the January 24, 2007 valuation, Sheilds weighted the methodologies applied to the current financial results at 85% and to the projected financial results at 15%, since as of the January 24, 2007 valuation date we were just beginning to achieve significantly improved financial results. Additionally, for the January 24, 2007 valuation, Shields weighted the various analysis used in the option-pricing method as follows:

•	guideline company analysis based on historical results at 45% and projected results at 5%;

•	completed sale transaction analysis based on historical results at 40% and projected results at 5%; and

•	discounted cash flow analysis at 5%.

The resulting fair value of our common stock as of January 24, 2007 was $2.73 per common share. Following a review of this retrospective valuation and the objective and subjective factors previously reviewed, our board of directors retrospectively determined that the fair value of our common stock as of January 24, 2007 was $2.73 per share. As a result of this determination, the exercise price of the options granted on January 24, 2007 was less than the fair value of our common stock. Consequently, the fair value of the stock options calculated pursuant to “Share-Based Payment” increased to $1,457,000 from $371,000, and this increased value will be recorded as stock compensation expense over the vesting period of the options, which is generally four years.

Additionally, certain of the options granted on January 24, 2007 were performance-based options, as defined under “Share-Based Payment.” The performance criteria associated with these options were based upon the successful completion of our initial public offering or other liquidation event at predefined enterprise values. We recorded an expense of approximately $338,000 at the closing of our IPO as the criteria were achieved.

Stock Option Grants on April 27, 2007

Our board of directors granted stock options on April 27, 2007, with each option having an exercise price of $1.25 per share. Consistent with its January 24, 2007 retrospective valuation report, Shields utilized the same valuation methodologies, updated for our actual results through the quarter ended March 31, 2007 for its retrospective valuation report as of April 27, 2007. The respective valuation methodologies used to calculate the underlying asset value of the company were updated as of the valuation date. Under the completed sales transaction analysis, Shields updated the revenue multiple for the acquisition of WebEx by Cisco Systems, which was announced on March 15, 2007. A portion of WebEx’s business competes directly with us and therefore was relevant to our valuation. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation.

The resulting fair value of our common stock as of April 27, 2007 was $5.60 per common share, an increase of $2.87 from January 24, 2007. The increase was largely due to an increase in the multiple for completed sales transactions as a result of the WebEx acquisition. Following a review of this retrospective valuation and the objective and subjective factors previously reviewed, our board of directors retrospectively determined that the fair value of our common stock as of April 27, 2007 was $5.60 per share. Thus, the exercise price of the options granted on April 27, 2007 was less than the reassessed fair value of our common stock. Consequently, the fair value of the stock options calculated pursuant to “Share-Based Payment” increased to $476,000 from $58,000. This increased value will be recorded as stock compensation expense over the vesting period of these options, which range from two to four years. In order to mitigate the potential unfavorable tax consequences to individuals holding options granted on April 27, 2007, on April 18, 2008, our board of directors approved a plan to allow the affected option holders to amend the exercise prices of their original options from $1.25 to $5.60 per share. As part of this amendment, we will compensate the affected option holders of 80,000 shares who elected to amend their options for the difference in the exercise price with a cash bonus payment upon the vesting of the respective stock option. The financial impact from the change in the valuation as a result of this amendment is approximately $283,000, of which approximately $209,000 has been recorded as stock compensation expense during the year ended December 31, 2008, and approximately $48,000 has been recorded as stock compensation expense during the nine month period ended September 30, 2009. Approximately $26,000 will be recorded over the remaining vesting period of the affected options.

Stock Option Grants on August 3, 2007

Our board of directors granted stock options on August 3, 2007, with each option having an exercise price of $9.28 per share. Consistent with its previous retrospective valuation reports, Shields utilized the option-pricing method updated for our actual results for the quarter ended June 30, 2007 and our projected results as of July 17, 2007.

During the quarter ended June 30, 2007, we continued to operate our business in the ordinary course, and we experienced increases in our number of customers and subscription revenue and orders forecasts, including a potential large transaction with an original equipment manufacturer. We also had preliminary discussions during this period with third parties interested in potentially acquiring the company. While these inquiries were very preliminary, our board of directors considered the various exit scenarios presented by these inquiries. Our board of directors and management began to more seriously consider the possibility of an initial public offering and continued to discuss this scenario with several investment banks. Additionally, three founding employees began discussions to sell up to 19% of their common stock to three of our largest stockholders. During July and August 2007, the three founding employees and five other smaller stockholders, including several non-employee stockholders, sold an aggregate of 719,068 shares of common stock at $9.73 per share and 71,522 shares of preferred stock at $3.89 per share to existing stockholders, representing an aggregate purchase price of approximately $7,271,000.

Shields factored the founding employees’ equity transaction into its analyses and retrospective valuation, placing more weight on the forward-looking methodologies because the negotiated purchase price was predominantly derived by applying a revenue multiple to our projected revenues. Our weightings were adjusted to 60% on projected financial results, increased from 15% in the previous valuation, and 40% to current financial results, decreased from 85% in the previous valuation. The weightings used for the guideline company analysis based on historical results were decreased to 10% from 45% while the weighting used for projected results was increased to 15% from 5%. The weighting used for the completed sale transaction analysis based on historical results was decreased to 30% from 40% while the weighting used for projected results was increased to 15% from 5%. Finally, as a result of our improved performance and the founding employees’ equity transaction, the discounted cash flow weighting was increased to 30% from 5%. The expected term was updated to June 2008, from December 2009, based on our more substantive discussions with investment bankers regarding the possibility of an initial public offering or other liquidity event. The respective valuation methodologies used to calculate the underlying asset value of the company were updated as of the valuation date.

The resulting fair value of our common stock from the retrospective valuation as of July 17, 2007 was $8.65 per common share, an increase of $3.05 from April 27, 2007. The increase was largely due to the weighting shift to projected financial results from current financial results. Following a review of this retrospective valuation and the objective and subjective factors previously reviewed, our board of directors retrospectively determined that the fair value of our common stock as of July 17, 2007 was $8.62 per share. As a result of this determination, the exercise price of the options granted on August 3, 2007 was greater than the fair market value of our common stock for accounting purposes. Consequently, the fair value of the stock options calculated pursuant to “Share-Based Payment” decreased slightly to $459,000 from $490,000, and this decreased value will be recorded as stock compensation expense over the vesting period of the options, which is generally four years.

Stock Option Grants on November 5, 2007

Our board of directors granted stock options on November 5, 2007, with each option having an exercise price of $9.65 per share.

During the quarter ended September 30, 2007, we continued to operate our business in the ordinary course. We continued to expend resources on developing new services and on marketing to attract additional customers. Management and our board of directors continued to discuss a potential initial public offering, and we initiated steps to file our registration statement with the Securities and Exchange Commission.

Shields prepared a contemporaneous valuation as of September 30, 2007 using the option-pricing method as described above. In the analysis our actual and projected financial results were updated based on our actual results through the quarter ended September 30, 2007. The respective valuation methodologies used to calculate the underlying asset value of the company were updated as of the valuation date. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation. The resulting fair value of our common stock as of September 30, 2007 was $9.65 per common share, an increase of $1.00 from July 17, 2007. The increase was largely due to our increased operating results in the prior twelve months and increases in the representative public company’s revenue trading multiple.

During the period from September 30, 2007 to November 5, 2007, we continued to operate our business in the normal course and continued to make progress in our potential initial public offering. On November 5, 2007, our board of directors reviewed the September 30, 2007 valuation report, our operating results since the date of the valuation report and our progress regarding our proposed initial public offering, and determined that the fair value of our common stock as of November 5, 2007 was $9.65 per share.

Stock Option Grants on November 21, 2007

Our board of directors granted stock options on November 21, 2007, with each option having an exercise price of $9.65 per share. From November 5, 2007 to November 21, 2007, we continued to operate our business in the normal course. There was no material change in our business operations or projected financials results. There was no trading in our common or preferred stock, however, on November 21, 2007 our board of directors and stockholders increased the number of shares of common stock available for option grants by 760,000 shares. In determining the fair value per share of our common stock, our board of directors again reviewed the valuation report as of September 30, 2007, which had estimated the fair value of common stock at $9.65 per share. Also, subsequent to the November 21, 2007 board meeting, and in connection with our filing of a registration statement on January 11, 2008, our board of directors obtained a retrospective valuation report from Shields as of November 21, 2007.

Shields utilized the option-pricing method for its retrospective valuation. In the analysis, our actual and projected financial results were updated based on our actual results through October 31, 2007. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation. The resulting fair value of our common stock as of November 21, 2007 was $9.35 per common share, a decrease of $0.30 from the previous valuation report. This decrease was primarily due to a reduction in the revenue multiple of our representative company, a decrease in our estimated volatility and a reduction in our estimated time to liquidity. The reduction in revenue multiple and estimated volatility was due to a decrease in our representative company’s actual stock price and volatility since the previous valuation report. The reduction in our estimated time to liquidity was due to the passage of time since the previous valuation report and not a change in the estimated date of a liquidity event. Additionally, our per share enterprise value decreased due to an increase of 760,000 shares of common stock associated with an increase in the shares of common stock approved under our 2007 stock incentive plan, which at the time we intended to grant prior to the estimated date of a liquidity event in the valuation report. Following a review of this valuation report and the objective and subjective factors previously reviewed, our board of directors determined that the fair value of our common stock as of November 21, 2007 was $9.35 per share. As a result of this determination, the exercise price of the options granted on November 21, 2007, $9.65, was greater than the fair value of our common stock.

Stock Option Grants on January 17, 2008

Our board of directors granted stock options on January 17, 2008, with each option having an exercise price of $10.75 per share. During the quarter ended December 31, 2007, and through January 17, 2008, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow, but we continued to operate at a loss. Additionally in December 2007, we entered into a strategic multi-year service and marketing agreement with Intel Corporation. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for $10 million, or $4.50 per share. The terms and preferences of our series B-1 redeemable convertible preferred stock were similar to the terms and preferences of our series B preferred stock. The preferences of the series B-1 were included in our updated valuation analysis.

Shields prepared a contemporaneous valuation as of January 14, 2008 using the option-pricing method. In the analysis our actual and projected financial results were updated based on our actual results through the quarter and year ended December 31, 2007. The discount rate was decreased to 20% from the 30% used in the September 30, 2007 valuation because of our continued improved financial performance, the completion of the $10 million preferred investment by Intel Capital and the successful filing of our registration statement. The weightings used for historical and projected results and for the various analyses under the option-pricing method were the same as the previous valuation. The resulting fair value of our common stock as of January 14, 2008 was $10.75 per common share, an increase of $1.40 per share from November 21, 2007. The increase was largely due to the reduction in the discount rate due to the Intel Capital investment and the successful filing of our registration statement. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of January 17, 2008 was $10.75 per share.

Stock Option Grants on April 18, 2008

Our board of directors granted stock options on April 18, 2008, each with an exercise price of $11.40 per share. During the quarter ended March 31, 2008, and through the period ended April 18, 2008, we continued to operate our business in the ordinary course. The number of our customers and our subscription revenue continued to grow. However, we continued to operate at a loss during these periods, and we were not cash flow positive. There was no trading of our common or preferred stock during these periods.

Shields prepared a contemporaneous valuation as of April 17, 2008 using the same option-pricing method employed in the previous valuation. The weightings and discount rate used in the analysis were consistent with the previous valuation. Our actual and projected financials results were updated based on our actual results for the quarter ended March 31, 2008 and our projections as of April 17, 2008, which resulted in an increase in both our last twelve months revenue and projected fiscal year 2008 revenue when compared to the previous valuation report. Our estimated time to liquidity was increased to October 2008 from July 2008 and our representative company’s revenue multiple was updated to reflect the decrease in the stock market from the previous valuation report.

The resulting fair value of our common stock as of April 17, 2008 was $11.23 per common share, an increase of $0.48 per share from January 17, 2008. The increase was largely due to an increase in our actual last twelve months and projected fiscal year 2008 revenue offset by a decrease in external revenue multiples. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of April 18, 2008 was $11.23 per share, which was less than the exercise price of the options, $11.40 granted on April 18, 2008.

Stock Option Grants on July 17, 2008

Our board of directors granted stock options on July 17, 2008, with each option having an exercise price of $11.40 per share. During the quarter ended June 30, 2008, and through the period ended July 17, 2008, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We continued to operate at a loss but achieved positive cash flow from operations. There was no trading of our common or preferred stock during these periods.

Shields prepared a contemporaneous valuation as of July 17, 2008 using the option-pricing method, consistent with its previous valuation reports. The weightings and discount rate used in the analysis were consistent with previous valuations. Our actual and projected financials results were updated based on our actual results for the six month period ended June 30, 2008 and our projections as of July 17, 2008, which, when compared to the previous valuation report resulted in an increase in both our last twelve months revenue and a slight increase in our projected fiscal year 2008 revenue. Our estimated time to liquidity continued to be estimated at October 2008. Our representative company’s stock volatility and revenue multiple was updated to reflect the increased volatility and decreased value of the stock market from the previous valuation report.

The resulting fair value of our common stock as of July 17, 2008 was $11.25 per common share, an increase of $0.02 per share from April 17, 2008. The slight increase was largely due to increase in our actual last twelve months and projected fiscal year 2008 revenue offset by a decrease in external revenue multiples. Following a review of this valuation report and the objective and subjective factors previously listed our board of directors determined that the fair value of our common stock as of July 17, 2008 was $11.25 per share, which was less than the exercise price of the options, $11.40, granted on July 17, 2008.

Stock Options Granted on October 23, 2008

Our board of directors granted stock options on October 23, 2008, with each option having an exercise price of $11.78 per share. During the quarter ended September 30, 2008, and through the period ended October 23, 2008, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We completed the development work associated with our service and marketing agreement with Intel Corporation and recognized revenue related to that agreement during this period. We achieved positive net income during the quarter ended September 30, 2008 and generated positive cash flow for the quarter. There was no trading of our common or preferred stock during the period.

Shields prepared a contemporaneous valuation as of October 20, 2008 using the option-pricing method, with weightings and a discount rate consistent with its previous valuations. Our actual financial results used by Shields were updated based on our results for the nine month period ended September 30, 2008, which reflected the continued increase in our revenues through the quarter ended September 30, 2008. We updated our projected financial results based on our preliminary budget for the fiscal year ended December 31, 2009. Additionally, our estimated time to liquidity was extended from October 2008 to September 2009 due largely to stock market conditions. Our representative company’s revenue multiple was decreased to reflect the decrease in the stock market from the previous valuation report and to reflect that our projected financial results were based on fiscal year 2009 projections. The precedent transaction analysis multiples were also updated and decreased slightly, largely driven by precedent transaction trends due to current market conditions, since the last valuation report.

The resulting fair value of our common stock as of October 20, 2008 was $11.78 per common share, an increase of $0.53 per share from July 17, 2008. The increase was largely due to an increase in our actual revenue in the last twelve months and the use of our projected fiscal year 2009 revenue, offset by a decrease in external revenue multiples and precedent transactions multiples. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of October 23, 2008 was $11.78 per share.

Stock Options Granted on February 5, 2009

Our board of directors granted stock options on February 5, 2009, with each option having an exercise price of $10.08 per share. During the quarter ended December 31, 2008, and through the period ended February 5, 2009, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We achieved positive net income during the quarter ended December 31, 2008 and generated positive cash flow for the quarter. There was no trading of our common or preferred stock during the period.

Shields prepared a contemporaneous valuation as of February 4, 2009 using the option-pricing method, consistent with its previous valuation reports. The weightings used in the analysis were consistent with the previous valuation. The discount rate used in the discounted cash flow valuation was decreased from 20% to 15% to reflect our updated financial performance in the quarter ended December 31, 2008. Our actual financial results were updated based on our results for the three months and year ended December 31, 2008. This resulted in an increase in our last twelve months revenue from our previous valuation report since our revenue continued to increase in the quarter ended December 31, 2008. Our projected financial results were updated based on our budget for the fiscal year ended December 31, 2009. Our estimated time to liquidity was increased from September 2009 to March 2010 due largely to stock market conditions existing at the time of the valuation. Our representative company revenue multiple was decreased to reflect the decrease in the stock market from the previous valuation report. Additionally, the precedent transaction analysis multiples were also updated to reflect transactions completed since the last valuation report and decreased, largely to reflect the decrease in the stock market, since the last valuation report.

The resulting fair value of our common stock as of February 4, 2009 was $10.08 per common share, a decrease of $1.70 per share from October 20, 2008. The decrease was largely due to decreases in our representative company revenue multiple and precedent transaction multiples since the last valuation report due to decreases in the general stock market offset in part by an increase in our actual revenue in the last twelve months and our projected financial results. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of February 5, 2009 was $10.08 per share.

Stock Options Granted on May 7, 2009

Our board of directors granted stock options on May 7, 2009, with each option having an exercise price of $12.10 per share. During the quarter ended March 31, 2009, and through the period ended May 7, 2009, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We achieved positive net income during the quarter ended March 31, 2009 and generated positive cash flow for the quarter. There was no trading of our common or preferred stock during the period.

Shields prepared a contemporaneous valuation as of May 7, 2009 using the option-pricing method, consistent with its previous valuation reports. The weightings and discount rate used in the discounted cash flow analysis were consistent with the previous valuation. Our actual financial results were updated based on our results for the three months ended March 31, 2009. This resulted in an increase in our last twelve months revenue from our previous valuation report since our revenue continued to increase in the quarter ended March 31, 2009. Our projected financial results were updated for our actual results for the quarter ended March 31, 2009 and based upon our updated financial forecast. This resulted in a slight increase of our projected revenue and positive cash flow from our previous valuation report. Our estimated time to liquidity was consistent at March 2010 due largely to stock market conditions with regards to the initial public offering market existing at the time of the valuation. Our representative company revenue multiple was increased to reflect the increase in its stock market valuation from the previous valuation report. Additionally, the precedent transaction analysis multiples were updated to reflect transactions completed since the last valuation report and remained consistent since the last valuation report. Also, during the period since the last valuation report to May 7, 2009, we, in conjunction with one of our preferred shareholders, explored the sale of a minority interest in the Company to provide liquidity to the preferred shareholder. Shields took note of the non-binding offers in preparing its valuation report but due to the fact that the non-binding offers were non-binding, and based mainly on public information and brief meetings with management determined that, although interesting to note, the non-binding offers received from third parties were not a useful indication of our value.

The resulting fair value of our common stock as of May 7, 2009 was $12.10 per common share, an increase of $2.02 per share or 20% from February 4, 2009. The increase was largely due to increases in our representative company revenue multiple since the last valuation report due to increases in the general stock market and increases in our actual revenue in the last twelve months and our projected financial results. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of May 7, 2009 was $12.10 per share.

Post-IPO Valuation of Common Stock

On August 6, 2009, after our IPO, we granted options to purchase 24,400 shares of common stock at an exercise price of $19.03 per share and an aggregate fair value of $316,468. The exercise price per share of the August 2009 grants was set at the grant date fair value of our common stock as measured by the closing sales price per share of our common stock as quoted on The NASDAQ Global Market on the date of the grant.

On November 5, 2009, our board of directors granted options to purchase 92,500 shares of common stock at an exercise price of $20.02 per share and an aggregate fair value of $1,215,450. The exercise price per share of the November 2009 grants was set at the grant date fair value of our common stock as measured by the closing sales price per share of our common stock as quoted on The NASDAQ Global Market on the date of the grant.

Results of Consolidated Operations

The following table sets forth selected consolidated statements of operations data for each of the periods:

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,
	2006	2007	2008	2008	2009	2008	2009
	(In thousands)

Operations Data:
Revenue	$11,307	$26,998	$51,723	$14,386	$18,971	$35,727	$54,175
Cost of revenue	2,033	3,925	5,970	1,576	1,910	4,292	5,508

Gross profit	9,274	23,073	45,753	12,810	17,061	31,435	48,667

Operating expenses:
Research and development	3,232	6,661	11,997	3,281	3,579	8,987	9,487
Sales and marketing	10,050	19,488	31,631	7,865	9,059	23,407	26,378
General and administrative	2,945	3,611	6,583	1,580	2,344	4,848	5,787
Legal settlements	—	2,225	600	—	—	600	—
Amortization of acquired intangibles	141	328	328	82	82	246	246

Total operating expenses	16,368	32,313	51,139	12,808	15,064	38,088	41,898

Income (loss) from operations	(7,094)	(9,240)	(5,386)	2	1,997	(6,653)	6,769
Interest and other income, net	393	235	106	42	(99)	97	(234)

Income (loss) before provision for income taxes	(6,701)	(9,005)	(5,280)	44	1,898	(6,556)	6,535
Provision for income taxes	—	(50)	(122)	(35)	(48)	(89)	(212)

Net income (loss)	$(6,701)	$(9,055)	$(5,402)	$9	$1,850	$(6,645)	$6,323

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue.

				Three Months Ended		Nine Months Ended
	Year Ended December 31,			September 30,		September 30,
	2006	2007	2008	2008	2009	2008	2009

Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	18	15	12	11	10	12	10

Gross profit	82	85	88	89	90	88	90

Operating expenses:
Research and development	29	25	23	23	19	25	18
Sales and marketing	89	72	61	55	48	66	49
General and administrative	26	14	13	11	12	14	11
Legal settlements	—	8	1	—	—	2	—
Amortization of acquired intangibles	1	1	1	—	—	—	1

Total operating expenses	145	120	99	89	79	107	77

Income (loss) from operations	(63)	(34)	(11)	—	11	(19)	12
Interest and other income, net	4	1	1	—	(1)	(1)	—

Income (loss) before provision for income taxes	(59)	(33)	(10)	—	10	(18)	12
Provision for income taxes	—	(1)	—	—	—	(1)	—

Net income (loss)	(59)%	(34)%	(10)%	—%	10%	(19)%	12%

Three Months Ended September 30, 2009 and 2008

Revenue.  Revenue for the three months ended September 30, 2009 was $19.0 million, an increase of $4.6 million, or 32%, over revenue of $14.4 million for the three months ended September 30, 2008, primarily due to revenue generated from new customers. The remaining increase in revenue was due to incremental subscription revenue from our existing customers.

Cost of Revenue.  Cost of revenue for the three months ended September 30, 2009 was $1.9 million, an increase of $0.3 million, or 21%, over cost of revenue of $1.6 million for the three months ended September 30, 2008. As a percentage of revenue, cost of revenue was 10% for the three months ended September 30, 2009 versus 11% for the three months ended September 30, 2008. The decrease in cost of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars resulted primarily from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. The increase in data center costs was due to the expansion of our data center facilities as we added capacity to our hosting infrastructure. Additionally, $0.1 million of the increase in cost of revenue was due to the increased costs in our customer support organization we incurred, primarily as a result of hiring new employees to support our customer growth.

Research and Development Expenses.  Research and development expenses for the three months ended September 30, 2009 were $3.6 million, an increase of $0.3 million, or 9%, over research and development expenses of $3.3 million for the three months ended September 30, 2008. The increase was primarily due to a $0.1 million increase in personnel-related costs, including salary and other compensation related costs, as we increased the number of research and development personnel to 141 at September 30, 2009 from 112 at September 30, 2008. The increase was also due to a $0.1 million increase in consultant costs and a $0.1 million increase in rent-related costs.

Sales and Marketing Expenses.  Sales and marketing expenses for the three months ended September 30, 2009 were $9.1 million, an increase of $1.2 million, or 15%, over sales and marketing expenses of $7.9 million for the three months ended September 30, 2008. The increase was primarily due to a $0.7 million increase in personnel related and recruiting costs from additional employees hired to support our growth in sales and expand our marketing efforts. The total number of sales and marketing personnel increased to 115 at September 30, 2009 from 89 at September 30, 2008. The increase was also due to $0.2 million increase in marketing programs costs, a $0.1 million increase in travel-related costs and a $0.1 million increase in telephone costs.

General and Administrative Expenses.  General and administrative expenses for the three months ended September 30, 2009 were $2.3 million, an increase of $0.8 million, or 48%, over general and administrative expenses of $1.6 million for the three months ended September 30, 2008. The increase was primarily due to a $0.3 million increase in personnel-related costs as we increased the number of general and administrative employees to support our overall growth. The increase was also due to a $0.2 million increase in legal costs and a $0.1 million increase in corporate insurance costs.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for the three months ended September 30, 2009 and 2008 was $0.1 million and related to the value of intangible assets acquired in our July 2006 acquisition of Applied Networking, Inc.

Interest and Other (Income) Expense, Net.  Interest and other (income) expense, net for the three months ended September 30, 2009 was an expense of $99,000, compared to income of $42,000, for the three months ended September 30, 2008. The change was mainly due to an a decrease in interest income and an increase in foreign exchange losses offset by a decrease in interest expense associated with a note payable related to our acquisition of Applied Networking, Inc.

Income Taxes.  During the three months ended September 30, 2009 and 2008, we recorded a deferred tax provision of $4,000 related to the different book and tax treatment for goodwill and a provision for alternative minimum taxes, foreign and state income taxes totaling $44,000 and $30,000, respectively. We recorded a federal income tax provision for the three months ended September 30, 2009 and a federal income tax benefit for the three months ended September 30, 2008 which were offset by the change in the valuation allowance. We have also provided a full valuation allowance for our net deferred tax assets as we believe it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net Income (Loss).  We recognized net income of $1.8 million for the three months ended September 30, 2009 compared to net income of $9,500 for the three months ended September 30, 2008. The increase in net income was associated with the increase in revenues partially offset by an increase in operating expenses.

Nine Months Ended September 30, 2009 and 2008

Revenue.  Revenue for the nine months ended September 30, 2009 was $54.2 million, an increase of $18.4 million, or 52%, over revenue of $35.7 million for the nine months ended September 30, 2008, primarily due to increased revenue from new customers (including $3.0 million of incremental revenue from Intel). The remaining increase in revenue was due to incremental subscription revenue from our existing customers.

Cost of Revenue.  Cost of revenue for the nine months ended September 30, 2009 was $5.5 million, an increase of $1.2 million, or 28%, over cost of revenue of $4.3 million for the nine months ended September 30, 2008. As a percentage of revenue, cost of revenue was 10% for the nine months ended September 30, 2009 versus 12% for the nine months ended September 30, 2008. The decrease in cost of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars primarily resulted from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. Of the increase in cost of revenue, $0.7 million resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to the expansion of our data center facilities as we added capacity to our hosting infrastructure. Additionally, $0.5 million of the increase in cost of revenue was due to the increased costs in our customer support organization we incurred, primarily as a result of hiring new employees to support our customer growth.

Research and Development Expenses.  Research and development expenses for the nine months ended September 30, 2009 were $9.5 million, an increase of $0.5 million, or 6%, over research and development expenses of $9.0 million for the nine months ended September 30, 2008. The increase was primarily due to a $0.1 million increase in personnel-related costs, including salary and other compensation related costs, as we increased the number of research and development personnel to 141 at September 30, 2009 from 112 at September 30, 2008. The increase was also due to a $0.1 million increase in consultant costs, a $0.1 million increase in rent costs and a $0.1 million increase in telephone costs.

Sales and Marketing Expenses.  Sales and marketing expenses for the nine months ended September 30, 2009 were $26.4 million, an increase of $2.9 million, or 13%, over sales and marketing expenses of $23.4 million for the nine months ended September 30, 2008. The increase was primarily due to a $2.0 million increase in personnel related and recruiting costs from additional employees hired to support our growth in sales and expand our marketing efforts. The total number of sales and marketing personnel increased to 115 at September 30, 2009 from 89 at September 30, 2008. The increase was also due to a $0.2 million increase in consultant costs, a $0.2 million increase in travel related costs and a $0.2 million increase in telephone costs.

General and Administrative Expenses.  General and administrative expenses for the nine months ended September 30, 2009 were $5.8 million, an increase of $0.9 million, or 19%, over general and administrative expenses of $4.8 million for the nine months ended September 30, 2008. The increase was primarily due to a $0.6 million increase in personnel related costs as we increased the number of general and administrative employees to support our overall growth. The increase was also due to a $0.2 million increase in legal costs and a $0.1 million increase in corporate insurance costs.

Legal Settlement Expenses.  Legal settlement expenses for the nine months ended September 30, 2009 were zero, a decrease of $0.6 million, or 100%, over legal settlement expenses of $0.6 million for the nine months ended September 30, 2008. In May 2008, we settled a lawsuit which began in 2007 related to an alleged patent infringement.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for the nine months ended September 30, 2009 and 2008 was $0.2 million and related to the value of intangible assets acquired in our July 2006 acquisition of Applied Networking, Inc.

Interest and Other (Income) Expense, Net.  Interest and other (income) expense, net for the nine months ended September 30, 2009 was an expense of $234,000, compared to income of $97,000, for the nine months ended September 30, 2008. The change was mainly due to a decrease in interest income and an increase in foreign exchange losses offset by a decrease in interest expense associated with a note payable related to our acquisition of Applied Networking, Inc.

Income Taxes.  During the nine months ended September 30, 2009 and 2008, we recorded a deferred tax provision of approximately $12,000 related to the different book and tax treatment for goodwill and a provision for alternative minimum taxes, foreign and state income taxes totaling $200,000 and $77,000, respectively. We recorded a federal income tax provision for the nine months ended September 30, 2009 and a federal income tax benefit for the nine months ended September 30, 2008 which were offset by the change in the valuation allowance. We have provided a full valuation allowance for our net deferred tax assets as we believe it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net Income (Loss).  We recognized a net income of $6.3 million for the nine months ended September 30, 2009 compared to a net loss of $6.6 million for the nine months ended September 30, 2008. The increase in net income arose principally from an increase in revenues partially offset by an increase in operating expenses.

Years Ended December 31, 2008 and 2007

Revenue.  Revenue for the year ended December 31, 2008 was $51.7 million, an increase of $24.7 million, or 92%, over revenue of $27.0 million for the year ended December 31, 2007. Our revenue consists of fees for our subscription services. Of the 92% increase in revenue, the majority of the increase was due to increases in revenue from new customers, as our total number of premium accounts increased by 67% to 174,000 at December 31, 2008 from 104,000 premium accounts at December 31, 2007. The remaining increase in revenue was due to incremental subscription revenue from our existing customers and revenue associated with the Intel agreement.

Cost of Revenue.  Cost of revenue for the year ended December 31, 2008 was $6.0 million, an increase of $2.1 million, or 54%, over cost of revenue of $3.9 million for the year ended December 31, 2007. As a percentage of revenue, cost of revenue was 12% for the year ended December 31, 2008 versus 15% for the year ended December 31, 2007. The decrease in costs of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in cost of revenue in absolute dollars is primarily due to increased hosting and customer support costs resulting from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users. The total number of devices connected to our service increased to approximately 60 million as of December 31, 2008 from approximately 32 million as of December 31, 2007. Of the increase in cost of revenue, $1.3 million resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to expansion of our data center facilities as we added capacity to our hosting infrastructure, including the establishment of two new data centers in 2007, including one in Europe and one in the United States. Additionally, $0.8 million of the increase in cost of revenue was due to increased costs in our customer support organization primarily associated with costs of new employees hired to support our customer growth.

Research and Development Expenses.  Research and development expenses for the year ended December 31, 2008 were $12.0 million, an increase of $5.3 million, or 79%, over research and development expenses of $6.7 million for the year ended December 31, 2007. The increase was primarily due to additional personnel-related costs, including salary and other compensation related costs, as we increased the number of research and development employees to enhance the functionality of our services and to develop new offerings. The total number of research and development personnel increased by 39% to 122 at December 31, 2008 from 88 at December 31, 2007.

Sales and Marketing Expenses.  Sales and marketing expenses for the year ended December 31, 2008 were $31.6 million, an increase of $12.1 million, or 62%, over sales and marketing expenses of $19.5 million for the year ended December 31, 2007. The increase was primarily due to a $6.1 million increase in personnel-related and recruiting costs, including salary and other compensation related costs, resulting from increased headcount mainly to support the growth in sales and expanded marketing efforts. The total number of sales and marketing personnel increased to 101 at December 31, 2008 from 69 at December 31, 2007. The increase was also attributable to a $2.6 million increase in online search and advertising costs, a $0.4 million increase in trade show costs, a $0.6 million increase in travel related costs, a $0.2 million increase in telephone costs, and a $0.4 million increase in consulting costs, all a result of the initiatives to increase awareness of our services and to add new users and customers. In addition, we experienced a $0.4 million increase in rent expense in connection with the expansion of our Woburn, Massachusetts office, as well as the addition of the office in Amsterdam, The Netherlands.

General and Administrative Expenses.  General and administrative expenses for the year ended December 31, 2008 were $6.6 million, an increase of $3.0 million, or 83%, over general and administrative expenses of $3.6 million for the year ended December 31, 2007. The primary reason for the increase was an increase in personnel-related and recruiting costs, including salary and other compensation related costs, of $2.0 million as we increased the number of general and administrative employees to support our overall growth. Additionally, professional fees increased by $0.6 million and travel related costs increased by $0.1 million.

Legal Settlement Expenses.  Legal settlement expenses for the year ended December 31, 2008 were $0.6 million, a decrease of $1.6 million, or 73%, over legal settlement expenses of $2.2 million for the year ended December 31, 2007. In May 2008, we settled a lawsuit which began in 2007 related to an alleged patent infringement.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for the years ended December 31, 2008 and 2007 was $0.3 million and related to the value of intangible assets acquired in our July 2006 acquisition of Applied Networking, Inc.

Interest and Other Income, Net.  Interest and other income, net, for the year ended December 31, 2008 was $0.1 million, a decrease of $0.1 million over interest and other income, net of $0.2 million for the year ended December 31, 2007. The decrease was mainly due to an increase in foreign exchange losses and a decrease in interest income offset by a decrease in interest expense associated with a note payable related to our acquisition of Applied Networking, Inc.

Income taxes.  During the years ended December 31, 2008 and 2007, we recorded a deferred tax provision of approximately $17,000 and $25,000, respectively, related to the different book and tax treatment for goodwill and a provision for foreign and state income taxes totaling $105,000 and $26,000, respectively. We recorded a federal income tax benefit for the years ended December 31, 2008 and 2007 related to the net tax losses in the periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net loss.  We recognized a net loss of $5.4 million for the year ended December 31, 2008 versus $9.1 million for the year ended December 31, 2007. The decrease in net loss was associated with the increase in revenues partially offset by increase in operating expenses.

Years Ended December 31, 2007 and 2006

Revenue.  Revenue for 2007 was $27.0 million, an increase of $15.7 million or 139% over revenue of $11.3 million for 2006. Our revenue consists of fees for our subscription services. Of the 139% increase in revenue during 2007, the majority of the increase was due to increases in revenue from new customers as our total number of premium accounts increased by 88% to 98,000 at December 31, 2007 from 52,000 premium accounts at December 31, 2006. The remaining increase in revenue was due to incremental subscription revenue from our existing customers.

Cost of Revenue.  Cost of revenue for 2007 was $3.9 million, an increase of $1.9 million, or 95%, over cost of revenue of $2.0 million for 2006. As a percentage of revenue, cost of revenue was 15% for 2007 versus 18% for 2006. The decrease in costs of revenue as a percentage of revenue was primarily the result of more efficient utilization of our data center and customer support organizations. The increase in absolute dollars primarily resulted from an increase in both the number of customers using our premium services and the total number of devices that connected to our services, including devices owned by free users, which resulted in increased hosting and customer support costs. The total number of devices connected to our service increased to approximately 32 million as of 2007 from approximately 13 million as of 2006. Of the increase in cost of revenue, $1.1 million resulted from increased data center costs associated with the hosting of our services. The increase in data center costs was due to expansion of our data center facilities as we added capacity to our hosting infrastructure, including the establishment of two new data centers in 2007, including one in Europe and one in the United States. Additionally, $0.8 million of the increase in cost of revenue was due to increased costs in our customer support organization primarily associated with costs of new employees hired to support our customer growth.

Research and Development Expenses.  Research and development expenses for 2007 were $6.7 million, an increase of $3.5 million, or 109%, over research and development expenses of $3.2 million for 2006. The increase was primarily due to additional personnel-related costs, including salary and other compensation related costs, as we increased the number of research and development employees to enhance the functionality of our services and develop new offerings. The total number of research and development personnel increased to 88 at December 31, 2007 from 47 at December 31, 2006.

Sales and Marketing Expenses.  Sales and marketing expenses for 2007 were $19.5 million, an increase of $9.5 million, or 95%, over sales and marketing expenses of $10.0 million for 2006. The increase was primarily due to increases in online search and advertising costs of $4.6 million as we expanded our online search and advertising in order to increase awareness of our services and to add new users and customers. Additionally, personnel-related costs, including salary and other compensation related costs, increased by $3.1 million as we added sales and marketing employees to accommodate the growth in sales leads and our expanded marketing efforts.

General and Administrative Expenses.  General and administrative expenses for 2007 were $3.6 million, an increase of $0.7 million, or 24%, over general and administrative expenses of $2.9 million for 2006. The primary reason for the increase was an increase in personnel-related costs, including salary and other compensation related costs, of $0.7 million as we increased the number of general and administrative employees to support our overall growth.

Legal Settlement Expenses.  During 2007, we recorded $2.2 million of expenses associated with patent infringement claims. We paid $1.9 million in settlement amounts in lieu of continuing defense and litigation costs related to the alleged settled claims and had accrued $0.3 million as of December 31, 2007 related to an ongoing claim. During the year ended December 31, 2006, there were no legal settlement expenses.

Amortization of Acquired Intangibles.  Amortization of acquired intangibles for 2007 were $0.3 million, an increase of $0.2 million, over amortization expenses of $0.1 million for 2006. Amortization expenses relate to the value of trademarks and customer base acquired as part of our July 2006 acquisition of Applied Networking, Inc. The increase in amortization expenses is due to a full year of amortization expenses being included in 2007 versus only six months of such expenses being included in 2006, since the acquisition was only completed in July 2006.

Interest and Other Income, Net.  Interest and other income, net for 2007 was $0.2 million, a decrease of $0.2 million over interest and other income, net of $0.4 million for 2006. The decrease was due mainly to increased interest expense associated with a note payable related to our acquisition of Applied Networking, Inc., which offset an increase in interest income earned on our cash and cash equivalents.

Income taxes.  During the year ended December 31, 2007, we recorded a deferred tax provision of approximately $25,000, related to the different book and tax treatment for goodwill and a provision for foreign and state income taxes totaling $25,000. We recorded a federal income tax benefit for the years ended December 31, 2007 and 2006 related to the net tax losses in the periods. We have also provided a full valuation allowance for our net deferred tax assets as it is not more likely than not that any future benefits from these deferred tax assets would be realized.

Net loss.  We recognized a net loss of $9.1 million for 2007 versus $6.7 million for 2006. The increase in net loss was associated with the $2.2 million legal settlement expense in 2007 and increased operating expenses partially offset by higher revenues.

Quarterly Results of Operations

The following tables sets forth our unaudited consolidated operating results for each of the eight quarters in the two-year period ended September 30, 2009 and the percentage of revenue for each line item shown. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments consisting of only normal recurring adjustments, that we consider necessary for a fair statement of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended,
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2007	2008	2008	2008	2008	2009	2009	2009
	(In thousands)

Operations Data:
Revenue	$8,580	$9,919	$11,422	$14,386	$15,996	$17,197	$18,007	$18,971
Cost of revenue(1)	1,170	1,343	1,374	1,575	1,678	1,744	1,853	1,910

Gross profit	7,410	8,576	10,048	12,811	14,318	15,453	16,154	17,061

Operating expenses:
Research and development(1)	2,271	2,575	3,131	3,281	3,010	3,004	2,904	3,579
Sales and marketing(1)	6,144	7,554	7,987	7,866	8,224	8,446	8,874	9,059
General and administrative(1)	1,254	1,601	1,668	1,579	1,735	1,656	1,787	2,344
Legal settlements	300	450	150	—	—	—	—	—
Amortization of acquired intangibles	82	82	82	82	82	82	82	82

Total operating expenses	10,051	12,262	13,018	12,808	13,051	13,188	13,647	15,064

Income (loss) from operations	(2,641)	(3,686)	(2,970)	3	1,267	2,265	2,507	1,997
Interest and other income, net	84	90	(34)	41	9	(43)	(92)	(99)

Income (loss) before provision for income taxes	(2,557)	(3,596)	(3,004)	44	1,276	2,222	2,415	1,898
Provision for income taxes	(30)	(47)	(7)	(35)	(33)	(89)	(75)	(48)

Net income (loss)	$(2,587)	$(3,643)	$(3,011)	$9	$1,243	$2,133	$2,340	$1,850

(1)	Amounts in the table above include stock-based compensation expense, as follows:

	For the Three Months Ended,
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2007	2008	2008	2008	2008	2009	2009	2009
	(In thousands)

Cost of revenue	$4	$13	$16	$15	$20	$14	$15	$9

Research and development	45	101	98	102	118	81	95	251

Sales and marketing	73	207	242	252	261	220	238	221

General and administrative	118	278	393	303	330	293	258	420

Total	$240	$599	$749	$672	$729	$608	$606	$901

As a percentage of revenue:

	For the Three Months Ended,
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2007	2008	2008	2008	2008	2009	2009	2009

Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	14	14	12	11	10	10	10	10

Gross profit	86	86	88	89	90	90	90	90

Operating expenses:
Research and development	26	26	27	23	19	17	16	19
Sales and marketing	72	76	70	54	51	49	49	48
General and administrative	15	16	15	11	11	10	10	12
Legal settlements	3	4	1	—	—	—	—	—
Amortization of acquired intangibles	1	1	1	1	1	1	1	—

Total operating expenses	117	123	114	89	82	77	76	79

Income (loss) from operations	(31)	(37)	(26)	—	8	13	14	11
Interest and other income, net	1	1	—	—	—	—	(1)	(1)

Income (loss) before provision for income taxes	(30)	(36)	(26)	—	8	13	13	10
Provision for income taxes	—	(1)	—	—	—	(1)	—	—

Net income (loss)	(30)%	(37)%	(26)%	—%	8%	12%	13%	10%

Revenue increased sequentially for all quarters presented primarily due to increases in the number of services we offered, the number of total customers and subscription renewals of existing customers.

Gross profit in absolute dollars also increased sequentially for all quarters presented, primarily due to revenue growth. The overall increase in gross profit margins is due to the increase in revenue and number of customers which allows us to obtain better leverage from our data centers and customer support organization.

Operating expenses in absolute dollars in total increased sequentially for the quarters presented, except the quarter ended September 30, 2008, primarily due to increased sales and marketing expenses which resulted from increased marketing program expenditures and increased number of personnel and increased research and development expenses, mainly associated with an increase in the number of research and development personnel necessary to develop and enhance our services. The decrease in general and administrative expenses as a percentage of revenue over the quarters ended December 31, 2007 through June 30, 2009 was due largely to the increase in revenue which allowed us to better leverage our management, finance and IT personnel and systems. The increase in general and administrative expenses as a percentage of revenue for the quarter ended September 30, 2009 was primarily due to costs related to operating as a public company. The majority of our research and development employees are located in our development centers in Hungary. Therefore, the increase in research and development expense as a percentage of revenue for the quarter ended September 30, 2009, was primarily due to fluctuations in foreign exchange rates. The legal settlement expenses were associated with settling three outstanding claims of alleged infringement of third-party patents. We settled these claims in lieu of continuing defense and litigation costs related to the alleged claims.

Losses from operations for the quarters presented and net losses for the quarters ended June 30, 2007 through June 30, 2008 were due to increases in operating expenses that were greater than increases in revenue.

Net income for the quarters ended September 30, 2008, through September 30, 2009 were due to increases in revenue that exceeded increases in expenses.

Liquidity and Capital Resources

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2007	2008	2008	2009
	(In thousands)

Net cash (used in) provided by operations	$(889)	$3,378	$10,131	$6,032	$16,438
Net cash used in investing activities	(3,152)	(1,695)	(3,775)	(3,033)	(2,930)
Net cash (used in) provided by financing activities	32	8,965	(2,101)	(2,005)	84,453
Effect of exchange rate changes	29	46	(18)	—	133

Net increase (decrease) in cash	$(3,980)	$10,694	$4,237	$994	$98,094

Since our inception and through September 30, 2009, we have financed our operations primarily through the sale of redeemable convertible preferred stock, cash flows from operations and to a lesser extent proceeds received in connection with our IPO. At September 30, 2009, our principal source of liquidity was cash and cash equivalents totaling $121.0 million.

Cash Flows From Operating Activities

Net cash inflows from operating activities during the nine months ended September 30, 2009 were mainly due to $6.3 million of net income for the period, non-cash operating expenses, including $2.3 million for depreciation and amortization and $2.1 million for stock compensation, as well as a $2.0 million increase in current liabilities, a $3.6 million increase in deferred revenue associated with the increase in subscription sales orders and customer growth, a $0.3 million increase in other long-term liabilities and a $0.2 million decrease in accounts receivable. These were offset by a $0.5 million increase in prepaid expenses and other current assets.

Net cash inflows from operating activities during the nine months ended September 30, 2008 resulted from a $10.6 million increase in deferred revenue associated with the increase in subscription sales orders and customer growth as well as an increase in current liabilities. These increases and increases in non-cash operating expenses, including $1.7 million for depreciation and amortization and $2.0 million for stock compensation, offset a $6.6 million operating loss for the period, a $1.5 million increase in accounts receivable and a $0.8 million increase in prepaid expenses and other current assets.

Net cash provided by (used in) operating activities was $10.1 million, $3.4 million, and ($0.9) million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net cash inflows from operating activities during the year ended December 31, 2008 resulted from a $12.3 million increase in deferred revenue associated with the increase in subscription sales orders and customer growth as well as an increase in current liabilities. These increases and increases in non-cash operating expenses, including $2.4 million for depreciation and amortization and $2.8 million for stock compensation, offset a $5.4 million operating loss for the period, a $1.5 million increase in accounts receivable and a $1.0 million increase in prepaid expenses and other current assets.

Net cash inflows from operating activities during 2007 resulted from increases in subscription sales orders and increases in current liabilities. Increases in these items and increases in non-cash operating expenses such as depreciation, amortization and stock compensation offset a net loss for the period of $9.1 million, including legal settlements paid of $1.9 million, and an increase in accounts receivable. The majority of our revenue is derived from annual subscriptions paid at the beginning of the subscription period, which resulted in an increase in deferred revenue of $8.8 million. Accounts receivable increased $1.9 million associated with increases in subscription orders and customer growth. Depreciation and amortization was $1.7 million, an increase of $0.9 million over 2006, due mainly to increased depreciation from purchases of computer equipment associated with expanding our data center and increased amortization costs associated with the intangible assets acquired as part of our acquisition of Applied Networking, Inc. Current liabilities increased due mainly to increased operating costs of our business in 2007 from 2006.

Net cash outflows from operating activities for the year ended December 31, 2006 resulted primarily from an operating loss and increases to account receivable balances partially offset by non-cash related expenses, such as depreciation and amortization and increases in our deferred revenue associated with increases in our customer growth. The majority of our revenue is derived from annual subscriptions paid at the beginning of the subscription period.

Cash Flows From Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2009 and 2008 consisted primarily of the purchase of equipment. Purchases of equipment resulted from the expansion of our data centers as well as an increase in the number of our employees in connection with the expansion of our office and related infrastructure.

Net cash used in investing activities was $3.8 million $1.7 million and $3.2 million for the years ended December 31, 2008 2007 and 2006, respectively.

Net cash used in investing activities during the years ended December 31, 2008 and 2007 consisted primarily of the purchase of equipment related to the expansion of our data centers. Net cash used in investing activities during the year ended December 31, 2008 was also due to the purchase of equipment related to the increase in the number of our employees in connection with the expansion of our office and related infrastructure, as well as two certificate of deposits that serve as a security deposit for corporate credit cards and a security deposit related to a new lease agreement for office space in Budapest, Hungary. Net cash used in investing activities for 2006 consisted primarily of the initial $1.7 million payment made toward the acquisition of Applied Networking, Inc. as well as the purchase of equipment and leasehold improvements associated with expanding our operations. Our capital expenditures totaled $3.3 million, $1.7 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including, but not limited to, development of new services, market acceptance of our services, the expansion of our sales, support, development and marketing organizations, the establishment of additional offices in the United States and worldwide and the expansion of our data center infrastructure necessary to support our growth. Since our inception, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We also intend to make investments in computer equipment and systems and infrastructure related to existing and new offices as we move and expand our facilities, add additional personnel and continue to grow our business. We are not currently party to any purchase contracts related to future capital expenditures.

Cash Flows From Financing Activities

Net cash flows provided by financing activities were $84.5 million for the nine months ended September 30, 2009 and were mainly the result of net proceeds received related to our IPO and proceeds received from the issuance of common stock upon the exercise of stock options.

Net cash flows used in financing activities were $2.0 million for the nine months ended September 30, 2008 and were mainly associated with the final payment of $1.3 million associated with a note payable related to our acquisition of Applied Networking, Inc. and the payment of approximately $0.8 million associated with fees related to our IPO partially offset by proceeds received from the issuance of common stock upon the exercise of stock options.

Net cash flows used in financing activities were $2.1 million for the year ended December 31, 2008 and were mainly associated with the final payment of $1.3 million associated with a note payable related to our acquisition of Applied Networking, Inc. and the payment of approximately $1.0 million associated with fees related to our IPO partially offset by proceeds received from the issuance of common stock upon the exercise of stock options.

Net cash flows from financing activities were $9.0 million and $0.03 million for the years ended December 31, 2007 and 2006, respectively.

Net cash flows from financing activities for 2007 were mainly associated with the issuance of 2,222,223 shares of our series B-1 redeemable convertible preferred stock in December 2007 for an aggregate purchase price of $10.0 million and $0.5 million from the issuance of common stock as a result of common stock option exercises. These increases were offset by the payment of $1.3 million associated with a note payable related to our acquisition of Applied Networking, Inc. and the payment of approximately $0.3 million associated with fees related to our IPO.

Net cash flows from financing activities for 2006 were solely associated with the issuance of common stock as a result of common stock option exercises.

On July 7, 2009, we closed our IPO raising net proceeds of approximately $83.0 million after deducting underwriting discounts and commissions and offering costs. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease obligations	$9,005,000	$1,809,000	$4,086,000	$3,039,000	$71,000
Hosting service agreements	$547,000	$547,000	—	—	—

Total	$9,552,000	$2,356,000	$4,086,000	$3,039,000	$71,000

The commitments under our operating leases shown above consist primarily of lease payments for our Woburn, Massachusetts corporate headquarters, our international sales and marketing offices located in Amsterdam, The Netherlands, and Sydney, Australia and our research and development offices in Budapest and Szeged Hungary, and contractual obligations related to our data centers.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk.  Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates as a result of the majority of our research and development expenditures being made from our Hungarian research and development facilities, and in our international sales and marketing offices in Amsterdam, The Netherlands and Sydney, Australia. In the nine months ended September 30, 2009, approximately 16%, 13% and 2% of our operating expenses occurred in our operations in Hungary, Amsterdam and Sydney, respectively. In the year ended December 31, 2008, approximately 17% and

10% of our operating expenses occurred in our operations in Hungary and Amsterdam, respectively. Additionally, more than 40% of our sales outside the United States are denominated in local currencies and, thus, also subject to fluctuations due to changes in foreign currency exchange rates. To date, changes in foreign currency exchange rates have not had a material impact on our operations, and a future change of 20% or less in foreign currency exchange rates would not materially affect our operations. At this time we do not, but may in the future, enter into any foreign currency hedging programs or instruments that would hedge or help offset such foreign currency exchange rate risk.

Interest Rate Sensitivity.  Interest income is sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our cash and cash equivalents, which are primarily invested in deposits and money market funds, we believe there is no material risk of exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates.

Recent Accounting Pronouncements

In October 2009, an update was made to “Revenue Recognition — Multiple Deliverable Revenue Arrangements.” This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective beginning January 1, 2011 and can be applied prospectively or retrospectively. We are currently evaluating the effect that adoption of this update will have on our consolidated financial statements.

BUSINESS

Overview

LogMeIn provides on-demand, remote-connectivity solutions to small and medium-sized businesses, or SMBs, IT service providers and consumers. We believe our solutions are used to connect more Internet-enabled devices worldwide than any other connectivity service. Businesses and IT service providers use our remote connectivity solutions to deliver remote, end-user support and to access and manage computers and other Internet-enabled devices more effectively and efficiently. Consumers and mobile workers use our remote connectivity solutions to access computer resources remotely, thereby facilitating their mobility and increasing their productivity. Our solutions, which are deployed on-demand and accessible through a web browser, are secure, scalable and easy for our customers to try, purchase and use.

In 2004, we introduced LogMeIn Free, a service that allows users to access computer resources remotely. We believe LogMeIn Free and LogMeIn Hamachi2, our popular free services, attract a large and diverse group of users and increase awareness of our premium services, which we sell on a subscription basis. As of September 30, 2009, our users have connected over 86 million computers and other Internet-enabled devices to a LogMeIn service. We believe our service attracts more users than any other on-demand, remote-connectivity service.

We complement our free services with nine premium services sold on a subscription basis including LogMeIn Rescue and LogMeIn Central, our flagship remote support and management services, and LogMeIn Pro2, our premium remote access service. Sales of our premium services are generated through word-of-mouth referrals, web-based advertising, expiring free trials that we convert to paid subscriptions and direct marketing to new and existing customers.

All of our free and premium solutions are delivered as hosted services, which means that the technology enabling the use of our solutions resides on our servers and IT hardware, rather than those of our users. We call the software, hardware and networking technology used to deliver our solutions Gravity. The Gravity proprietary platform consists of software applications, customized databases and web servers. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and manages the direct transmission of data between remotely connected devices. This robust and scalable platform connects over ten million computers to our services each day.

We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual licensed-based software businesses. During the nine months ended September 30, 2009, we generated revenues of $54.2 million, as compared to $35.7 million in the nine months ended September 30, 2008, an increase of approximately 52%. In fiscal 2008, we generated revenues of $51.7 million.

Industry Background

Mobile workers, IT professionals and consumers save time and money by accessing computing resources remotely. Remote access allows mobile workers and consumers to use applications, manage documents and collaborate with others whenever and wherever an Internet connection is available. Remote-connectivity solutions also allow IT professionals to deliver support and management services to remote end users and computers and other Internet-enabled devices.

A number of trends are increasing the demand for remote-connectivity solutions:

•	Increasingly mobile workforce. Workers are spending less of their time in a traditional office environment and are increasingly telecommuting and traveling with Internet-enabled devices. According to IDC Research, the percentage of the global workforce that works remotely will increase from approximately 25% in 2006 to 30% in 2011, to a total of 1 billion workers. This trend increases the demand for remote connectivity for workers and for IT professionals who support and manage their computers and other Internet-enabled devices.

•	Increasing use of IT outsourcing by SMBs. SMBs generally have limited internal IT expertise and IT budgets and are therefore increasingly turning to third-party service providers to manage the complexity of IT services at an affordable cost. For example, based on Forrester’s “Enterprise and SMB Hardware Survey, North America and Europe, Q3 2008” published on December 18, 2008, Forrester estimates that out of 1,723 respondents, 22% of SMBs outsource their PC and laptop support to third-party service providers and that an additional 12% of SMBs plan to do so in the next 12 months. SMBs are also looking to third-party service providers to manage their servers. The same survey estimates that 28% of SMBs already outsource server management responsibilities and another 13% are planning to in the next 12 months. We believe that IT service providers will increasingly turn to on-demand, remote-connectivity solutions to help address the growing demand for outsourced support and management of these computers.

•	Growing adoption of on-demand solutions. By accessing hosted, on-demand solutions through a Web browser, companies can avoid the time and costs associated with installing, configuring and maintaining IT support applications within their existing IT infrastructure. These advantages are leading companies to adopt on-demand solutions at an increasing rate. For example, IDC estimates that the global on-demand software market reached $6.2 billion in 2007 and expects it to increase to $19.8 billion in 2012, a compounded annual growth rate of 26%.

•	Increasing need to support the growing number of Internet-enabled consumer devices. Consumer adoption of Internet-enabled devices is growing rapidly. Manufacturers, retailers and service providers struggle to provide cost-effective support for these devices and often turn to remote support and management solutions in order to increase customer satisfaction while lowering the cost of providing that support. We believe the need for remote support services for consumers will increase rapidly as they purchase more PCs and Internet-enabled consumer electronics. IDC estimates that the worldwide installed base of consumer-owned personal computers will grow from 557.9 million in 2008 to 1,030.4 million in 2013, a compounded annual growth rate of 13%. In addition, the research firm Strategy Analytics estimates that the installed base of Internet-enabled consumer electronics devices, such as game consoles, televisions and set top boxes, will grow from 36 million in 2006 to 400 million worldwide in 2010.

•	Proliferation of Internet-enabled mobile devices (Smartphones). Mobile devices are increasingly being used for Internet-based computing and communications. IDC estimates that 151 million converged mobile devices were shipped worldwide in 2008, and annual shipments are expected to grow to more than 291 million by 2013, which represents a compound annual growth rate of 14%. We believe the rapid proliferation and increasing functionality of these devices create a growing need for remote support of these devices.

Remote-connectivity technology has existed for many years. However, most solutions have been delivered as either hardware or software products designed to operate on the customer’s premises. These solutions typically require time and technical expertise to configure and deploy. They also often require ongoing maintenance, as they can fail when networking environments change. As a result, most traditional remote-connectivity solutions are best suited for large organizations with onsite IT staff. Because of the setup and maintenance costs, technical complexity and connection failure rates, we believe these traditional remote-access technologies are not suitable for many SMBs and consumers.

Our Solutions

Our solutions allow our users to remotely access, support and manage computers and other Internet-enabled devices on demand. We believe our solutions benefit users in the following ways:

•	Reduced set-up, support and management costs. Our services enable IT staff to administer, monitor and support computers and other Internet-enabled devices at a remote location. Businesses easily set up our on-demand services with little or no modification to the remote location’s network or security systems and without the need for upfront technology or software investment. In addition, our customers lower their support and management costs by performing management-related tasks remotely, reducing or eliminating the costs of on-site support and management.

•	Increased mobile worker productivity. Our remote-access services allow non-technical users to access and control remote computers and other Internet-enabled devices, increasing their mobility and allowing them to remain productive while away from the office.

•	Increased end-user satisfaction. Our customers rely on our on-demand services to improve the efficiency and effectiveness of end-user support. Satisfaction with support services is primarily measured by call-handling time and whether or not the problem is resolved on the first call. Our services enable help desk technicians to quickly and easily gain control of a remote user’s computer. Once connected, the technician can diagnose and resolve problems while interacting with and possibly training the end user. By using our solutions to support remote users, our customers have reported increased user satisfaction while reducing call handling time by as much as 50% over phone-only support.

•	Reliable, fast and secure service. Our service possesses built-in redundancy of servers and other infrastructure in three data centers, two located in the United States and one located in Europe. Our proprietary platform enables our services to connect and manage devices at enhanced speeds. Our services implement industry-standard security protocols and authenticate and authorize users of our services without storing passwords.

•	Easy to try, buy and use. Our services are simple to install, which allows our prospective customers to use our services within minutes of registering for a trial. Our customers can use our services to manage their remote systems from any Web browser. In addition, our low service-delivery costs and hosted delivery model allow us to offer each of our services at competitive prices and to offer flexible payment options.

Our Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are key to our success:

•	Large established user community. As of September 30, 2009, over 27.1 million registered users have connected over 86 million Internet-enabled devices to a LogMeIn service. These users drive awareness of our services through personal recommendations, blogs and other online communication methods and provide us with a significant audience to which we can market and sell premium services.

•	Efficient customer acquisition model. We believe our free products and our large installed user base help to generate word-of-mouth referrals, which in turn increases the efficiency of our paid marketing activities, the large majority of which are focused on pay-per-click search engine advertising. Sales of our premium services are generated through word-of-mouth referrals, Web-based advertising, expiring free trials that we convert to paying customers and marketing to our existing customer and user base. We believe this direct approach to acquiring new customers generates an attractive and predictable return on our sales and marketing expenditures.

•	Technology-enabled cost advantage. Our service delivery platform, Gravity, establishes secure connections over the Internet between remote computing devices and manages the direct transmission of data between them. This patented platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. We believe this cost advantage allows us to offer free services and serve a broader user community than our competitors.

•	On-demand delivery. Delivering our services on-demand allows us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

•	High recurring revenue and high transaction volumes. We sell our services on a monthly or annual subscription basis, which provides greater levels of recurring revenues and predictability compared to traditional perpetual, license-based business models. Approximately 94% of our subscriptions have a one-year term. We believe that our sales model of a high volume of new and renewed subscriptions at low transaction prices increases the predictability of our revenues compared to perpetual licensed-based software businesses.

Growth Strategy

Our objective is to extend our position as a leading provider of on-demand, remote-connectivity solutions. To accomplish this, we intend to:

•	Acquire new customers. We acquire new customers through word-of-mouth referrals from our existing user community and from paid, online advertising designed to attract visitors to our website. We also encourage our website visitors to register for free trials of our premium services. We supplement our online efforts with email, newsletter and radio campaigns and by participating in trade events and Web-based seminars. To increase our sales, we plan to continue aggressively marketing our solutions and encouraging trials of our services while expanding our sales force.

•	Increase sales to existing customers. We upsell and cross-sell our broad portfolio of services to our existing customer base. In the first twelve months after their initial purchase, our customers, on average, subscribe to additional services worth 40% of their initial purchase. To further penetrate our customer base, we plan to continue actively marketing our portfolio of services through e-commerce and by expanding our sales force.

•	Continue to build our user community. We grow our community of users by marketing our services through paid advertising that targets prospective customers who are seeking remote-connectivity solutions and by offering our popular free services, LogMeIn Free and LogMeIn Hamachi[2]. This strategy improves the effectiveness of our online advertising by increasing our response rates when people seeking remote-connectivity solutions conduct online searches. In addition, our large and growing community of users drives awareness of our services and increases referrals of potential customers and users.

•	Expand internationally. We believe there is a significant opportunity to increase our sales internationally. We offer solutions in 12 different languages. Our solutions are used in more than 200 countries, and approximately 27% of our sales orders during the nine months ended September 30, 2009 and more than 60% of our user base as of September 30, 2009 came from outside North America. We intend to expand our international sales and marketing staff and increase our international marketing expenditures to take advantage of this opportunity. As part of this international expansion, in January 2009, we opened our Asia-Pacific sales and marketing headquarters in Sydney, Australia.

•	Continue to expand our service portfolio. We intend to continue to invest in the development of new on-demand, remote-connectivity solutions for businesses, IT service providers and consumers.

•	Pursue strategic acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions to expand or add functionality and capabilities to our existing portfolio of services, as well as add new solutions to our portfolio.

Services and Technology

Our services are accessed on the Web and delivered on-demand via our service delivery platform, Gravity. Our services generally fall into one of two categories:

•	Remote user access services. These services allow users to access computers and other Internet-enabled devices in order to continue working while away from the office or to access personal systems while away from home. These services include free remote access offerings and premium versions that include additional features.

•	Remote support and management services. These services are used by internal IT departments and by external service and support organizations to deliver support and management of IT resources remotely.

Remote User Access Services

LogMeIn Free is our free remote access service. It provides secure access to a remote computer or other Internet-enabled device. Once installed on a device, a user can quickly and easily access that device’s desktop, files, applications and network resources.

LogMeIn Pro2 is our premium remote access service. It can be rapidly installed without IT expertise. Users typically engage in a trial prior to purchase.

LogMeIn Pro2 offers several premium features not available through LogMeIn Free, including:

•	File transfer. Files and folders can be moved easily between computers using drag-and-drop or dual-pane file transfer capabilities.

•	Remote sound. A user can hear on his local computer e-mail notifications, music and podcasts originating from a remote PC.

•	File share. Large files can be distributed by sending a link that permits remote third parties to download a file directly from a LogMeIn subscriber’s computer.

•	Remote to local printing. Files from a remote PC are automatically printed to a local printer without downloading drivers or manually configuring printer settings.

•	Desktop sharing. A remote third-party user can be invited to view or control a LogMeIn user’s desktop for online meetings and collaboration.

•	File sync. Files and folders can be synchronized between remote and local computers.

•	Drive mapping. Drives on a remote PC can be accessed as if they are local.

LogMeIn Hamachi2 is a hosted virtual private network, or VPN, service that sets up a computer network among remote computers. It typically works with existing network and firewall configurations and can be managed from a web browser or the user’s software. Using LogMeIn Hamachi2, users can securely communicate over the Internet as if their computers are on the same local area network, allowing for remote access and virtual networking. LogMeIn Hamachi2 is offered both as a free service for non-commercial use and as a paid service for commercial use.

LogMeIn Ignition is a premium service that delivers one click access to remote computers that subscribe to LogMeIn Free or LogMeIn Pro2. Users can install LogMeIn Ignition on a computer or run the application from a universal storage device in order to directly access their subscribed computer, eliminating the need for installation of additional software. LogMeIn Ignition also delivers access through an Apple iPhone or Apple iPod touch.

Remote Support and Management Services

LogMeIn Rescue is a Web-based remote support service used by helpdesk professionals to support remote computers and applications and assist computer users via the Internet. LogMeIn Rescue enables the delivery of interactive support to a remote computer without having pre-installed software. The end user grants permission to the help desk technician before the technician can access, view or control the end user’s computer. Using LogMeIn Rescue, support professionals can communicate with end users through an Internet chat window while diagnosing and repairing computer problems. If given additional permission by the computer user, the support professional can take over keyboard and mouse control of the end user’s computer to take necessary support actions and to train the end user on the use of software and operating system applications. Upon completion of the session, all LogMeIn software is removed from the remote computer. LogMeIn Rescue is used by companies of varying sizes, from one-person support organizations to Fortune 100 companies servicing employees and customers.

LogMeIn Rescue includes the following features:

•	Rapid incident resolution. Helpdesk professionals can gain access to the target PC quickly, often in under 60 seconds, and can take advantage of our remote control capabilities to perform support functions available through a technician console, including: reading critical system information, deploying scripts, copying files through drag and drop and rebooting the machine.

•	Seamless end-user experience. LogMeIn Rescue facilitates an end user’s receipt of customer support. End users remain in control of the support session and can initiate a session in a variety of ways, such as by clicking a link on a website or in an email or by entering a pin code provided by the support provider. The end user then sees a chat window, branded with the support provider’s logo, and responds to a series of access and control requests while chatting with the support provider.

•	Support session and queue management. The helpdesk professional can use the LogMeIn Technician Console to manage a queue of support incident requests and up to ten simultaneous live remote sessions. The support queue can be shared and current live sessions can be transferred to other co-workers as needed.

•	Administration Center. The Administration Center is used to create and assign permissions for groups of support technicians. It is also used to create support channels — the web-based links and/or icons that automatically connect customers to technicians — and assign them to specific groups. Support managers use the Administration Center to generate reports about individual sessions, post-session survey data and technician activity.

•	Integrated security. LogMeIn Rescue includes security features designed to safeguard the security and privacy of both the support provider and the end user. All data transmission is encrypted using industry-standard encryption often used by financial institutions. Sessions can be recorded by the support provider and will create a record of each level of access permission granted by the end user. Any files transferred between computers are uniquely identified to demonstrate that no changes were made to original files.

LogMeIn Rescue+Mobile is an extension of LogMeIn Rescue’s web based remote support service that allows call center technicians and IT professionals to remotely access and support smartphones. Smartphone users requesting help will receive a text message from a technician to download a small software application onto the smartphone. Once installed, the user enters a code connecting the device to the technician. After the user grants the technician permission, the technician can remotely access and control the phone from their Rescue+Mobile Technician Console to remotely control and update the phone’s configuration settings, access system information, file transfer and reboot the smartphone.

LogMeIn Central is a web-based management console that helps business users, IT professionals and other users deploy and administer LogMeIn Pro2, LogMeIn Free and LogMeIn Hamachi2.

LogMeIn Central is offered as a premium service and includes the following features:

•	User management. LogMeIn Central provides account holders with the ability to manage additional users for an account, including user access controls and permissions.

•	Software deployment. LogMeIn Central allows the deployment of LogMeIn host software over the web.

•	Reporting. LogMeIn Central provides the ability to report on account, device and session data.

•	Integrated Security. LogMeIn Central utilizes industry-standard encryption and authentication methods. In addition, LogMeIn Central also supports detailed account audit logging, including changes to account email addresses, failed attempts to login, and changes to account security settings.

•	Host configuration. LogMeIn Central enables the configuration of LogMeIn host software, including access settings, network restrictions and other compliance options.

•	Computer grouping and account personalization. LogMeIn Central allows users to organize their devices into specific groups, and personalize the console to meet specific needs, including the saved searches, links to resources and customized charting and graphing.

When combined with LogMeIn Pro2 host software, LogMeIn Central also provides alerting and monitoring, computer inventory tracking, background login and advanced reporting and analysis. When combined with LogMeIn Hamachi2 host software, LogMeIn Central provides additional web-based management capabilities for VPN connectivity services, such as hub-and-spoke, gateway and mesh networking and advanced reporting and analysis.

We also offer a systems administration product called RemotelyAnywhere. RemotelyAnywhere is used to manage personal computers and servers from within the IT system of an enterprise. Unlike our LogMeIn services, RemotelyAnywhere is licensed to our customers on a perpetual basis, and we offer maintenance covering upgrades and service supporting this application.

LogMeIn Backup is a service that subscribers install on two or more computers to create a backup network and is generally sold as a complement to the LogMeIn Central or Pro2 services. LogMeIn Backup is easy to install and provides IT service providers a simple backup alternative to offer their customers using storage capacity that they control. Users can transfer specified files and folders from one computer to another either manually or automatically in accordance with a pre-determined schedule. Files can be stored on, and restored to, any PC that the subscriber chooses, using industry-standard encryption protocols for the transmission and storage of the data.

LogMeIn Gravity Service Delivery Platform

The Gravity proprietary platform consists of software applications, customized databases and web servers. Gravity establishes secure connections over the Internet between remote computers and other Internet-enabled devices and manages the direct transmission of data between remotely connected devices. This patented platform reduces our bandwidth and other infrastructure requirements, which we believe makes our services faster and less expensive to deliver as compared to competing services. Gravity consists of proprietary software applications that run on standard hardware servers and operating systems and is designed to be scalable and serve our large-scale user community at low cost.

The infrastructure-related costs of delivering our services include bandwidth, power, server depreciation and co-location fees. Gravity transmits data using a combination of methods working together to relay data via our data centers and to transmit data over the Internet directly between end-point devices. During the nine months ended September 30, 2009, more than 90% of the data transmitted by our services was transmitted directly between end-point devices, reducing our bandwidth and bandwidth-related costs.

Gravity is physically hosted in three separate data centers. We lease space in co-location hosting facilities operated by third parties. Two of our Gravity data centers are located in the United States, and the third is located in Europe. During the nine months ended September 30, 2009, we averaged 10.5 million computers connecting to our Gravity service each day. Our goal is to maintain sufficient excess capacity such that any one of the data centers could fail, and the remaining data centers could handle the load without extensive disruption to our service. During the twelve months ended September 30, 2009, our Gravity service was available 99.95% of the time.

Gravity also implements multiple layers of security. Our service utilizes industry-standard security protocols for encryption and authentication. Access to a device through our service requires system passwords such as the username and password for Windows. We also add additional layers of security such as single-use passwords, IP address filtering and IP address lockout. For security purposes, Gravity does not save end-user passwords for devices.

Sales and Marketing

Our sales and marketing efforts are designed to attract prospects to our website, enroll them in free trials of our services and convert them to and retain them as paying customers. We also expend sales and marketing resources to attract users of our free services. We acquire new customers through a combination of paid and unpaid sources. We also invest in public relations to broaden the general awareness of our services and to highlight the quality and reliability of our services for specific audiences. We are constantly seeking and employing new methods to reach more users and to convert them to paying customers.

Paid Sources of Demand Generation

Online Advertising.  We advertise online through pay-per-click spending with search engines, banner advertising with online advertising networks and other websites and email newsletters likely to be frequented by our target consumers, SMBs and IT professionals.

Tradeshows.  We showcase our suite of services at technology and industry-specific tradeshows. Our participation in these shows ranges from elaborate presentations in front of large groups to one-on-one discussions and demonstrations at manned booths. In 2008, we attended eighteen trade shows and in the nine months ended September 30, 2009 we attended eighteen trade shows in the United States and Europe.

Offline Advertising.  Our offline print advertising is comprised of publications, such as WinITPro, CRN, and VAR Business, which are targeted at IT professionals. We sponsor advertorials in regional newspapers, which target IT consumers. Additionally, we have advertised using nationwide radio campaigns and outdoor advertising, such as taxi tops and taxi receipts, in regional markets.

Unpaid Sources of Demand Generation

Word-of-Mouth Referrals.  We believe that we have developed a loyal customer and user base, and new customers frequently claim to have heard about us from a current LogMeIn user. Many of our users arrive at our website via word-of-mouth referrals from existing users of our services.

Direct Advertising Into Our User Community.  We have a large existing community of free users and paying customers. Users of most of our services, including our most popular service, LogMeIn Free, come to our website each time they initiate a new remote access session. We use this opportunity to promote additional premium services to them.

Other Marketing Initiatives

Web-Based Seminars.  We offer free online seminars to current and prospective customers designed to educate them about the benefits of remote access, support and administration, particularly with LogMeIn, and guide them in the use of our services. We often highlight customer success stories and focus the seminar on business problems and key market and IT trends.

Public Relations.  We engage in targeted public relations programs, including press releases announcing important company events and product releases, interviews with reporters and analysts, both general and industry specific, attending panel and group discussions and making speeches at industry events. We also register our services in awards competitions and encourage bloggers to comment on our products.

Sales Efforts and Other Initiatives

New Account Sales.  Our sales are typically preceded by a trial of one of our services, and 98% of our purchase transactions are settled via credit card. Our sales operations team determines whether or not a trial should be managed by a telephone-based sales representative or handled via our e-commerce sales process. As of September 30, 2009, we employed 56 telephone-based sales representatives to manage newly generated trials. In addition, a small sales and business development team concentrates on sales to larger organizations and the formulation of strategic technology partnerships that are intended to generate additional sales.

Renewal Sales.  All of our services are sold on a subscription basis. Approximately 94% of our subscriptions have a term of one year.

International Sales.  We currently have sales teams located in Europe and Australia focusing on international sales. In the nine months ended September 30, 2009, we generated 27% of our sales orders outside of North America.

In the nine months ended September 30, 2009 and 2008, we spent $26.4 million and $23.4 million, respectively, on sales and marketing.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. This agreement provides that Intel will market and sell the service to its customers. Intel pays us a minimum license and service fee on a quarterly basis during the term of the agreement. We began recognizing revenue associated with the Intel service and marketing agreement in the quarter ended September 30, 2008. In addition, we share revenue generated by the use of the services by third parties with Intel to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our series B-1 redeemable convertible preferred stock for $10.0 million in December 2007, which converted into 888,889 shares of common stock upon the closing of our IPO.

In June 2009, we entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which we will pay Intel a specified royalty so that we may distribute the technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to us under this agreement, we will pay Intel specified fees.

Research and Development

We have made and intend to continue making significant investments in research and development in order to continue to improve the efficiency of our service delivery platform, improve existing services and bring new services to market. Our primary engineering organization is based in Budapest, Hungary, where the first version of our service was developed. Our founding engineering team has worked together for over 10 years, designing and running highly large-scale Internet services. Approximately 42% of our employees, as of September 30, 2009, work in research and development.

Competition

The market for remote-access based products and services is evolving, and we expect to face additional competition in the future. We believe that the key competitive factors in the market include:

•	service reliability;

•	ease of initial setup and use;

•	fitness for use and the design of features that best meet the needs of the target customer;

•	the ability to support multiple device types and operating systems;

•	cost of customer acquisition;

•	product and brand awareness;

•	the ability to reach large fragmented groups of users;

•	cost of service delivery; and

•	pricing flexibility.

We believe that our large-scale user base, efficient customer acquisition model and low service delivery costs enable us to compete effectively.

Citrix’s Online division and Cisco’s WebEx division are our two most significant competitors. Both companies offer a service that provides hosted remote access and remote access-based services. Both of these competitors focus a greater percentage of their product offerings on collaboration than we do, while we continue to focus our development and marketing efforts on serving the needs of IT staff and IT service providers.

Both of these competitors attract new customers through traditional marketing and sales efforts, while we have focused first on building a large-scale community of users. Our approach is differentiated from both Citrix and WebEx because we believe we reach significantly more users which allows us to attract paying customers efficiently.

In addition, certain of our solutions, including our free remote access service, also compete with current or potential services offered by Microsoft and Apple. Certain of our competitors may also offer, currently or in the future, lower priced, or free, products or services that compete with our solutions.

We believe our large user base also gives us an advantage over smaller competitors and potential new entrants into the market by making it more expensive for them to gain general market awareness. We currently compete against several smaller competitors, including NTRglobal (headquartered in Spain), NetViewer (headquartered in Germany) and Bomgar. In addition, potential customers may look to software-based and free solutions, including Symantec’s PCAnywhere and Microsoft’s Remote Desktop and others, which comes bundled into most current versions of the Microsoft operating system.

Many of our actual and potential competitors enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants. We believe that our large user base, efficient customer acquisition model and low service delivery position us well to compete effectively in the future.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We also have one issued patent and three patents pending and are in the process of filing additional patent applications that cover many features of our services.

We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or services with the same functionality as our services. In addition, U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. If granted, our patents may be contested, circumvented or invalidated. Moreover, the rights that may be granted in those pending patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our pending patents, if issued, and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, we believe that the following factors help us maintain a competitive advantage:

•	the technological skills of our research and development personnel;

•	frequent enhancements to our services; and

•	continued expansion of our proprietary technology.

“LogMeIn” is a registered trademark in the United States and in the European Union. We also hold a number of other trademarks and service marks identifying certain of our services or features of our services. We also have a number of trademark applications pending.

Employees

As of September 30, 2009, we had 334 full-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Properties

Our principal facilities consist of approximately 31,200 square feet of office space located at 500 Unicorn Park Drive, Woburn, Massachusetts, and approximately 25,200 square feet of space at our development facility located in Budapest, Hungary. Additionally, we also have leased office space in Szeged, Hungary, Amsterdam, The Netherlands and Sydney, Australia. We believe our facilities in Woburn, Budapest, Szeged, Amsterdam and Sydney are sufficient to support our needs through 2010.

We also lease space in three data centers operated by third parties, of which two are located in the United States and the third is located in Europe.

Legal Proceedings

On June 3, 2009, we learned that PB&J Software, LLC, or PB&J, had filed a complaint on June 2, 2009 that named us and four other companies as defendants in a lawsuit in the U.S. District Court for the District of Minnesota (Civil Action No. 09-cv-206-JMR/SRN). We received service of the complaint on July 20, 2009. The complaint alleges that we have infringed U.S. Patent No. 7,310,736, which allegedly is owned by PB&J and has claims directed to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. The complaint seeks damages in an unspecified amount and injunctive relief. We believe we have meritorious defenses to the claims and intend to defend the lawsuit vigorously.

We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial statements.

MANAGEMENT

Our executive officers and directors and their respective ages and positions as of October 31, 2009 are as follows:

Name	Age	Position

Michael K. Simon	44	Chairman of the Board of Directors, President and Chief Executive Officer
Marton B. Anka	36	Chief Technology Officer
Michael J. Donahue	35	Vice President and General Counsel
Kevin K. Harrison	52	Senior Vice President, Sales
James F. Kelliher	50	Chief Financial Officer and Treasurer
David E. Barrett(1)(2)	53	Director
Steven J. Benson(1)(2)	51	Director
Kenneth D. Cron(3)	53	Director
Edwin J. Gillis(1)(3)	60	Director
Irfan Salim(2)(3)	56	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Michael K. Simon founded LogMeIn and has served as our President and Chief Executive Officer and as Chairman of our board of directors since our inception in February 2003. Prior to founding LogMeIn, Mr. Simon served as Chairman of the board of directors of Red Dot, Ltd., a digital content provider, and Fathom Technology ApS, a software outsourcing company sold to EPAM Systems, Inc. in March 2004. In 1995, Mr. Simon founded Uproar Inc., a publicly-traded provider of online game shows and interactive games acquired by Vivendi Universal Games, Inc. in March 2001. Mr. Simon holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from Washington University St. Louis.

Marton B. Anka founded LogMeIn and has served as our Chief Technology Officer since February 2003. From September 1998 to February 2003, Mr. Anka was the founder and Managing Director of 3am Labs BT, the developer of RemotelyAnywhere. Mr. Anka graduated in Informatics from the Szamalk Institute in Hungary.

Michael J. Donahue has served as our Vice President and General Counsel since June 2007. From August 2005 to June 2007, Mr. Donahue was Vice President and General Counsel of C.P. Baker & Company, Ltd., a Boston-based private equity firm. From September 1999 to August 2005, Mr. Donahue was a corporate lawyer at Wilmer Cutler Pickering Hale and Dorr LLP. Mr. Donahue holds a B.A. in Philosophy from Boston College and a J.D. from the Northeastern University School of Law.

Kevin K. Harrison served as our Vice President, Sales from November 2004 to February 2008, and he has served as our Senior Vice President, Sales, since February 2008. From February 2001 to October 2004, Mr. Harrison served as Vice President, Sales at Ximian, a Linux application company, where he was responsible for worldwide sales strategy. Mr. Harrison holds a B.S. in Accounting from Boston College.

James F. Kelliher has served as our Chief Financial Officer since June 2006. From December 2002 to March 2006, Mr. Kelliher served as Chief Financial Officer of IMlogic, Inc., a venture-backed enterprise instant messaging company, where he was responsible for finance, legal and human resource activities. From 1991 to September 2002, Mr. Kelliher served in a number of capacities, including Senior Vice President, Finance, at Parametric Technology Corporation, a software development company. Mr. Kelliher holds a B.S. in Accountancy from Bentley College.

David E. Barrett has served as a Director since December 2005. Since April 2000, Mr. Barrett has served as a General Partner of Polaris Venture Partners, a venture capital and private equity firm. Mr. Barrett holds a B.S. in Management from the University of Rhode Island.

Steven J. Benson has served as a Director since October 2004. Since March 2004, Mr. Benson has served as a General Partner of Prism VentureWorks, a venture capital firm. From September 2001 to March 2004, Mr. Benson served as a Principal of Lazard Technology Partners, a venture capital firm. Mr. Benson holds a B.S in Business Communication from Bentley College.

Kenneth D. Cron has served as a Director since April 2007. From June 2004 to December 2007, Mr. Cron served as a member of the board of directors of Midway Games Inc., a publicly-traded developer and publisher of interactive entertainment software for the global video game market. Since October 2007, Mr. Cron has served as the president of Structured Portfolio Management, LLC, an investment advising firm. From April 2004 to February 2005, Mr. Cron served as interim Chief Executive Officer of Computer Associates International Inc., a publicly-traded management software company, and was also a director of Computer Associates. From June 2001 to January 2004, Mr. Cron was Chairman and Chief Executive Officer Vivendi Universal Games, Inc., a publisher of online, PC and console-based interactive entertainment. Mr. Cron holds a B.A. in Psychology from the University of Colorado.

Edwin J. Gillis has served as a Director since November 2007. From November 2007 to July 2008, Mr. Gillis served as Interim Chief Financial Officer of Avaya, Inc., a communications company. Mr. Gillis has worked as a business consultant and private investor since January 2006. From July 2005 to December 2005, Mr. Gillis served as the Senior Vice President of Administration and Integration of Symantec Corporation, a publicly-traded internet security company. From November 2002 to July 2005, Mr. Gillis was Executive Vice President and Chief Financial Officer of Veritas Software Corporation, an internet security company. Mr. Gillis was a partner at Coopers & Lybrand L.L.P. Mr. Gillis also serves as a director of Teradyne, Inc., a global supplier of automatic test equipment, and several private companies. Mr. Gillis holds a B.A. from Clark University, an M.A. in International Relations from the University of Southern California and an M.B.A. from Harvard Business School.

Irfan Salim has served as a Director since July 2006.  Since October 2006, Mr. Salim has served as President, Chief Executive Officer and a director of Mark Monitor, Inc., an online corporate identity protection company. From August 2005 to June 2006, Mr. Salim served as President and Chief Executive Officer of Tenebril Inc., an internet security and privacy company. From March 2001 to July 2005, Mr. Salim served as President and Chief Operating Officer of Zone Labs, Inc., an Internet security company. Mr. Salim holds a B.sc. in Aeronautical Engineering from Imperial College, England, and an M.B.A. from Manchester Business School, England.

Board Composition and Election of Directors

The size of our board of directors is set at seven directors, and is comprised of six directors and one vacancy. In accordance with the terms of our certificate of incorporation and bylaws, our board of directors is divided into three classes. The members of each class serve for staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the class I directors are Messrs. Barrett and Salim, and their term will expire at the annual meeting of stockholders to be held in 2010;

•	the class II directors are Messrs. Benson and Cron, and their term will expire at the annual meeting of stockholders to be held in 2011; and

•	the class III directors are Messrs. Gillis and Simon, and their term will expire at the annual meeting of stockholders to be held in 2012.

Our certificate of incorporation and our bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 5605(b)(1) of the Nasdaq Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq Marketplace Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that none of Messrs. Barrett, Benson, Cron, Gillis and Salim, representing five of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq Marketplace Rule 5605(a)(2). Our board of directors has also determined that Messrs. Barrett, Benson and Gillis, who comprise our audit committee, Messrs. Barrett, Benson and Salim, who comprise our compensation committee, and Messrs. Cron, Gillis and Salim, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. The composition of each committee was effective upon the closing of our IPO on July 7, 2009.

Audit Committee

The members of our audit committee are Messrs. Barrett, Benson and Gillis. Mr. Gillis chairs the audit committee. Our board of directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Gillis is an “audit committee financial expert,” as defined by SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and resolution of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Barrett, Benson and Salim. Mr. Benson chairs the compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Cron, Gillis and Salim. Mr. Salim chairs the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending corporate governance principles to our board of directors; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.logmein.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to our IPO, we did not pay cash compensation to any director for his service as a director. However, we reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the “Executive Compensation” section of this prospectus.

The following table sets forth information regarding compensation earned by our non-employee directors during 2008.

			Option Awards		Total
Name	Bonus Payments		($)(1)		($)

David E. Barrett	$—		$—		$—
Steven J. Benson	—		—		—
Kenneth D. Cron	228,375	(2)	331,441	(3)	559,816
Edwin J. Gillis	—		213,456	(4)	213,456
Irfan Salim	—		62,146	(5)	62,146

(1)	Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes pursuant to SFAS 123R during 2008, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 12 to our financial statements included elsewhere in this prospectus.

(2)	Represents a one-time bonus payment paid in connection with our amendment of stock options to increase the exercise price of such options. See “Certain Relationships and Related Transactions — Stock Issuances and Related Matters” for more information.

(3)	Represents an option to purchase 60,000 shares of our common stock with an exercise price of $1.25 per share. The exercise price per share of this option was modified to $5.60 per share in April 2008.

(4)	Represents an option to purchase 60,000 shares of our common stock with an exercise price of $9.65 per share.

(5)	Represents an option to purchase 60,000 shares of our common stock with an exercise price of $1.25 per share and an option to purchase 30,000 shares of our common stock with an exercise price of $11.40 per share.

Following our IPO, we pay each non-employee director an annual retainer of $20,000 for service as a director. Each non-employee director is entitled to receive an additional annual fee of $5,000 for service on the audit committee, $3,750 for service on the compensation committee and $2,500 for service on the nominating and corporate governance committee. The chairman of the audit committee is entitled to receive an additional annual retainer of $10,000, the chairman of the compensation committee is entitled to receive an additional annual retainer of $7,500, and the chairman of the nominating and corporate governance committee is entitled to receive an additional annual retainer of $5,000. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In addition, pursuant to our 2009 stock incentive plan, each non-employee director is entitled to receive an option to purchase 60,000 shares of our common stock upon his or her initial appointment to our board of directors. Each non-employee director is entitled to receive an option grant to purchase 30,000 shares of our common stock at every other annual meeting, provided that such non-employee director has served on our board of directors for at least 18 months and continues to serve as a director after such annual meeting. Each of these options will vest as to 12.5% of the shares underlying the option every three months after the date of grant, subject to the non-employee director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant. In the event of a change of control, the vesting schedule of these options will accelerate in full.

Executive Compensation

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers. Our historical executive compensation programs were developed and implemented by our board of directors and compensation committee consistent with practices of other venture-backed, privately-held companies. Prior to our IPO, our compensation programs, and the process by which they were developed, were less formal than that typically employed by a public company. During this time, our board of directors and compensation committee generally established and benchmarked our executive compensation on an informal basis by considering the employment and compensation history of each executive and comparing our executives’ compensation to our estimates, based on the experience of our board members in the industry and in establishing executive compensation, research of pay practices at other venture-backed companies informally conducted by board members, and external compensation databases such as Salary.com, of executive compensation paid by companies in our industry and region. The board of directors and the compensation committee intend to continue to formalize their approach to the development and implementation of our executive compensation programs.

Objectives and Philosophy of Our Executive Compensation Programs

Our compensation committee’s primary objectives with respect to executive compensation are to:

•	attract, retain and motivate talented executives;

•	promote the achievement of key financial and strategic performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

•	align the incentives of our executives with the creation of value for our stockholders.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive in our industry and region. In addition, our executive compensation program ties a substantial portion of each executive’s overall compensation to key strategic, financial and operational goals such as our financial and operational performance, the growth of our customer base, new development initiatives and the establishment and maintenance of key strategic relationships. We also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

We compete with many other companies for executive personnel. Accordingly, the compensation committee generally targets overall compensation for executives to be competitive in our industry and region. Variations to this targeted compensation may occur depending on the experience level of the individual and market factors, such as the demand for executives with similar skills and experience.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	cash incentive bonuses;

•	equity incentive awards;

•	change of control benefits; and

•	insurance, retirement and other employee benefits and compensation.

We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee has established these allocations for each executive officer on an annual basis. Our compensation committee establishes cash compensation targets based primarily upon a review and consideration of the employment and compensation history of each executive, informal benchmarking data, such as external compensation databases such as Salary.com, the experience of our board members, research of pay practices of other venture-backed companies informally conducted by board members, and the compensation of executives employed in our industry and region, as well as the performance of our company as a whole and of the individual executive and executive team as a whole. Our compensation committee establishes non-cash compensation based upon this informal benchmarking data, the performance of our company as a whole and of the individual executive and executive team as a whole, the executives’ equity ownership percentage and the amount of their equity ownership that is vested equity. In the future, we expect that our compensation committee will continue to use informal benchmarking data for cash compensation, as well as provide the executives with annual or semi-annual equity grants. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our stockholders.

Base Salaries.  Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. Base salaries for our executives are typically established in an offer letter to the executive at the outset of employment, which is the case with Messrs. Simon, Anka, Kelliher, Harrison and Carol Meyers, our former Senior Vice President and Chief Marketing Officer. None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, from time to time in the discretion of our compensation committee, and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment.

Base salaries are reviewed at least annually by our compensation committee, and are adjusted from time to time to realign salaries with market trends and levels after taking into account our company’s overall performance and the individual’s responsibilities, past performance, future expectations and experience.

In establishing base salaries for our named executive officers for 2007, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above. Our compensation committee determined that Mr. Simon had performed well as he continued to oversee the expansion of our market leadership position. Our compensation committee determined to increase Mr. Simon’s annual base salary to $165,000, an increase of 10% over 2006. Our compensation committee determined that Mr. Anka performed well as he continued to lead the technical team in the creation of new services while adding significant functionality to our current services. Our compensation committee determined to increase Mr. Anka’s annual base salary to $165,000, an increase of 10% over 2006. Our compensation committee determined that Mr. Kelliher had performed well, building his organization and helping to prepare us, from a systems and processes perspective, for growth and a possible future initial public offering. Our compensation committee increased Mr. Kelliher’s annual base salary to $165,000, an increase of 4% over 2006. Our compensation committee determined that Mr. Harrison had performed well, building his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $130,000, an increase of 19% over 2006.

In establishing base salaries for our named executive officers for 2008, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance, our position in the SEC registration process, the likelihood of a public offering and overall level of responsibility and the informal benchmarking data and information discussed above. In addition, the committee reviewed salary survey data of comparable companies in our geographic area prepared by both Ernst & Young and Salary.com. Our compensation committee determined that Mr. Simon had performed well as he continued to oversee the expansion of our market leadership position and effectively prepared us for an initial public offering, and that Mr. Simon’s salary was below the median for chief executive officers of comparable companies. Our compensation committee determined to increase Mr. Simon’s annual base salary to $265,000, an increase of 61% over 2007. Our compensation committee determined that Mr. Anka performed well as he continued to grow and lead the technical team in the creation of new services while adding significant functionality to our current services and that Mr. Anka’s salary was below the median for chief technology officers of comparable companies. Our compensation committee determined to increase Mr. Anka’s annual base salary to $200,000, an increase of approximately 21% over 2007. Our compensation committee determined that Mr. Kelliher had performed well, continuing to build his organization and helping to prepare us for growth and an initial public offering and that Mr. Kelliher’s salary was below the median for chief financial officers of comparable companies. Our compensation committee increased Mr. Kelliher’s annual base salary to $225,000, an increase of approximately 36% over 2007. Our compensation committee determined that Mr. Harrison had performed well, continuing to build his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $175,000, an increase of 35% over 2007.

In establishing base salaries for our named executive officers for 2009, our compensation committee reviewed a number of factors, including our company’s overall performance against its stated goals, including growth in sales and revenue, and each named executive’s position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual’s role, job performance, our position in the SEC registration process, the likelihood of a public offering and overall level of responsibility and the informal benchmarking data and information discussed above. Our compensation committee determined that Mr. Simon had continued to perform well as he continued to oversee the expansion of our market leadership position, the introduction of new services and our positioning for an initial public offering. Our compensation committee determined to increase Mr. Simon’s annual base salary to $270,000, an increase of approximately 2% over 2008. Our compensation committee determined that Mr. Anka continued to perform well as he continued to grow and lead the technical team in the creation of new services while adding significant functionality to our current services. Our compensation committee determined to increase Mr. Anka’s annual base salary to $215,000, an increase of approximately 8% over 2008. Our compensation committee determined that Mr. Kelliher continued to perform well, building his organization and helping to position us for continued growth and an initial public offering. Our compensation committee increased Mr. Kelliher’s annual base salary to $230,000, an increase of approximately 2% over 2008. Our compensation committee determined that Ms. Meyers continued to perform well, building her organization, expanding our market position and introducing new marketing strategies. Our compensation committee increased Ms. Meyers’ annual base salary to $245,000, an increase of approximately 2% over 2008. Our compensation committee determined that Mr. Harrison continued to perform well, building his organization and increasing sales to meet or exceed internal benchmarks. Our compensation committee increased Mr. Harrison’s annual base salary to $180,000, an increase of approximately 3% over 2008.

Cash Incentive Bonuses.  We have instituted an annual discretionary cash incentive bonus plan for our executives. The annual cash incentive bonuses are intended to compensate for the achievement of company strategic, operational and financial goals and/or individual performance objectives. Amounts payable under the annual cash incentive bonus plan are discretionary and typically calculated as a percentage of the applicable executive’s base salary, with higher ranked executives typically being compensated at a higher percentage of base salary. Individual objectives are tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The compensation committee works with our chief executive officer to develop and approve the performance goals for each executive and the company as a whole. Our board and compensation committee have historically worked, and intend to continue to work, with our chief executive officer and our other executive officers to develop aggressive goals that we believe can be achieved by us and our executive officers with hard work. The goals established by the compensation committee and our board are based on our historical operating results and growth rates, as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the company.

In December 2006, our compensation committee established the 2007 target bonus awards for Messrs. Simon, Anka and Kelliher. These target bonus awards were in two levels. The level one target bonus awards, as a percentage of 2007 base salary, were 12%, 12%, and 10%, respectively. The level two target bonus awards, as a percentage of 2007 base salary, were 24%, 24%, and 15%, respectively, and were in addition to any amounts received as a level one bonus. The level one and level two bonus awards were based on our achieving a board specified level of sales for fiscal year 2007. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In 2007, Messrs. Simon, Anka, and Kelliher earned bonuses in the amounts of $60,000, $60,000, and $41,250, respectively. These amounts were paid in January 2008.

The compensation committee determined it was more appropriate to tie the bonuses of Mr. Harrison, our Senior Vice President, Sales, to his specific revenue-generating efforts rather than to the company-wide financial objectives often used to determine bonuses for our other executives. Accordingly, Mr. Harrison was paid a quarterly sales commission bonus equal to a percentage of sales generated. In 2007, Mr. Harrison was entitled to receive a bonus of $12,500 to $25,000 per 2007 fiscal quarter if total sales exceed board specified levels in each such quarter. Mr. Harrison received an aggregate 2007 bonus of $98,750; $73,750 of this bonus was paid in 2007 and the remainder was paid in January 2008.

In January 2008, our compensation committee established the fiscal year 2008 target bonus awards for Messrs. Simon, Anka and Kelliher and Ms. Meyers. These target bonus awards were in two levels. The level one target bonus awards, as a percentage of 2008 base salary, were approximately 22%, 20%, 20%, and 20%, respectively. The level two target bonus awards, as a percentage of 2008 base salary, were 31%, 20%, 20%, and 20%, respectively, and were in addition to any amounts received as a level one bonus. The level one and level two bonus awards were based on our achieving a board specified level of revenue for fiscal year 2008. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In 2008, Messrs. Simon, Kelliher and Anka and Ms. Meyers earned bonuses in the amounts of $60,000, $45,000, $38,000 and $49,000, respectively. These amounts were paid in January 2009.

In 2008, Mr. Harrison was entitled to receive a bonus of $7,500 to $30,000 per 2008 fiscal quarter if total sales and revenue exceed board specified levels in each such quarter. Mr. Harrison received an aggregate 2008 bonus of $105,000; $84,000 of this bonus was paid in 2008 and the remainder was paid in January 2009.

In January 2009, our compensation committee established the fiscal year 2009 target bonus awards for Messrs. Simon, Anka, and Kelliher and Ms. Meyers. These target bonus awards are in two levels. The level one target bonus awards, as a percentage of 2009 base salary, are approximately 24%, 20%, 20% and 20%, respectively. The level two target bonus awards, as a percentage of 2009 base salary, are 33%, 20%, 20% and 20%, respectively, and are in addition to any amounts received as a level one bonus. The level one and level two bonus awards are based on our achieving a board specified level of revenue and operating profitability for fiscal year 2009. Additionally, Mr. Anka will receive a level three bonus award of 20% of his base salary based upon our achieving a based specified level of total sales for fiscal year 2009. As described above, the compensation committee determined the target total cash compensation of each officer based on our strategic, operational and financial goals and objectives.

In 2009, Mr. Harrison will be entitled to receive a bonus of $10,000 to $37,500 per 2009 fiscal quarter if total sales, revenue and operating profitability exceed board specified levels in each such quarter. Additionally, Mr. Harrison will receive a level three bonus award of $75,000 upon our achieving a board specified level of total sales for fiscal year 2009.

Our board and compensation committee believe that attainment of our 2009 corporate financial goals will require similar levels of effort and operational success on the part of our executive officers as did our 2008 corporate financial goals.

Equity Incentive Awards.  Our equity award program is the primary vehicle for offering long-term incentives to our executives. Prior to our IPO, our employees, including our executives, were eligible to participate in our 2004 equity incentive plan and 2007 stock incentive plan. Following our IPO, we will grant our employees, including our executives, stock-based awards pursuant to our 2009 stock incentive plan. Under the 2009 stock incentive plan, our employees, including our executives, are eligible to receive grants of stock options, restricted stock awards and other stock-based equity awards at the discretion of our compensation committee.

Although we do not have any formal equity ownership guidelines for our executives, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe the vesting feature of our equity grants furthers our goal of executive retention because this feature provides an incentive to our executives to remain in our employment during the vesting period. In determining the size of equity grants to our executives, our compensation committee considers the recommendations of management, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards and the committee’s estimates of comparative share ownership of executives in our industry and region.

We typically make an initial equity award of stock options or restricted stock to new executives in connection with the start of their employment and future equity grants as part of our overall compensation program. Grants of equity awards, including those to executives, are all approved by our board of directors or our compensation committee. Historically, the equity awards we have granted to our executives have vested as to 25% of such awards at the end of each year for a period of four years after grant. This vesting schedule is consistent with the vesting of stock options granted to other employees. In addition, certain of our named executive officers and other executives have received option grants that vest upon the achievement of certain personal and/or company milestones. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

In January 2007 and November 2007, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or provide additional incentives to retain employees, including executives who had been with us for a significant time. In determining the equity awards for each of these executives, our board of directors took into account our overall performance as a company, the applicable executive’s overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management. In January 2007, our board of directors determined that our overall company performance had been strong in 2006 and that Messrs. Simon, Anka and Harrison had performed well and contributed to our overall performance as a company. In making these grants, our board of directors also considered the portion of the prior equity grants that had not yet vested, and their value as a retention tool. In the case of Messrs. Simon, Anka and Harrison, a large portion of their prior option grants had already vested. As a result, in January 2007, our board of directors granted options to Messrs. Simon, Anka and

Harrison to purchase 90,000, 90,000 and 20,000 shares, respectively. The exercise price of these options is $1.25 per share. The options to purchase 90,000 granted to Messrs. Simon and Anka were performance-based with vesting triggered upon the successful completion of a public offering or other liquidation event at predefined values of the company. In November 2007, our board of directors determined that our overall company performance had been strong in 2007 and that Messrs. Simon, Anka, Kelliher and Harrison had performed well and contributed to our overall performance as a company. In making these grants, our board of directors also considered the need to retain these individuals in the event we become a public company, the portion of the prior equity grants that had not yet vested, and their value as a retention tool. In the case of Messrs. Simon, Anka, Kelliher and Harrison, a large portion of their prior options grants had already vested, and the board determined that there is a need to retain these individuals in the event we become a public company. As a result, in November 2007, our board of directors granted options to Mr. Simon, Mr. Anka, Mr. Kelliher and Mr. Harrison to purchase 160,000, 40,000, 40,000 and 40,000 shares, respectively. The exercise price of these options is $9.65 per share, which was the fair market value of our common stock on the date of grant.

In January 2008, we granted Ms. Meyers an option to purchase 100,000 shares of our common stock, with an exercise price of $10.75 per share. This grant was a new hire grant as Ms. Meyers began her employment in January 2008. In determining the size of this grant our board of directors considered Ms. Meyers’ position, function and roll in the company, seniority, level of responsibility, the difficulty of replacing Ms. Meyers, and the informal benchmarking dates and information discussed above. Ms. Meyers ceased to be an executive officer in October 2009.

Other than the grants described above, our board of directors made no other option grants to our named executive officers in 2007, 2008 or to date in 2009. At the discretion of our compensation committee, we intend to review on an annual basis new equity awards for certain of our employees and executives. In determining these awards, the compensation committee will consider a number of factors, including our overall performance as a company, the applicable executive’s overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management.

We do not currently have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our board of directors or compensation committee consistent with our incentive compensation program objectives. It is anticipated that our board of directors will consider implementing a grant date policy for our executive officers. We do not have any equity ownership guidelines for our executives.

Change of Control Benefits.  Pursuant to employment offer letters and our stock incentive plans, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, in the “Potential Payments Upon Termination or Change of Control” section of this prospectus.

Fifty percent of all unvested awards automatically accelerate and vest in full in the event of a change of control. In addition, we have provided certain executives, including Messrs. Simon, Anka, Kelliher and Ms. Meyers, with full acceleration and vesting of all awards in the case of change-of-control and a termination of the employment of the executive, other than for cause, in connection with such change of control, sometimes called a “double trigger”. Accordingly, these extra benefits are paid only if the employment of the executive is terminated during a specified period after the change of control. We believe this “double trigger” benefit improves stockholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

We believe providing these benefits helps us compete for executive talent. We believe that our change of control benefits are generally in line with severance packages offered to executives in our industry and region.

Insurance, retirement and other employee benefits and compensation.  We offer benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a 401(k) plan, an employee assistance program, maternity and paternity leave plans and standard company holidays to our U.S. employees. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our president and chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers during the applicable years. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

					Non-Equity
				Option	Incentive Plan	All Other
			Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year		($)	($)(1)	($)(2)	($)(3)	($)

Michael K. Simon	2008		$265,000	$299,118	$60,000	$12,686	$636,804
President and Chief Executive Officer	2007		165,000	32,416	60,000	11,668	269,084
James F. Kelliher	2008		225,000	100,263	45,000	12,686	382,949
Chief Financial Officer	2007		165,000	33,517	41,250	12,303	252,070
Carol Meyers	2008	(4)	240,000	182,344	49,000	12,686	484,030
Senior Vice President, Chief Marketing Officer
Kevin K. Harrison	2008		175,000	86,487	105,000	12,686	379,173
Senior VP, Sales and Marketing	2007		130,000	19,011	98,750	12,369	260,130
Marton B. Anka	2008		200,000	74,780	38,000	5,160	317,940
Chief Technology Officer	2007		165,000	8,104	60,000	1,405 (5)	234,509

(1)	Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R in the applicable year, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The amounts include awards granted in prior years. The assumptions used by us with respect to the valuation of option grants are set forth in Note 12 to our financial statements included elsewhere in this prospectus. The individual awards made in 2008 reflected in this summary compensation table are further summarized below under “Grants of Plan-Based Awards in 2008.”

(2)	Consists of cash bonuses paid under our annual discretionary cash incentive bonus program for the applicable year. See the “Executive Compensation-Compensation Discussion and Analysis-Components of our Executive Compensation-Cash Incentive Bonuses” section of this prospectus for a description of this program. $84,000 of Mr. Harrison’s 2008 bonus was paid in 2008. All other bonuses earned in 2008 were paid in January 2009. $73,750 of Mr. Harrison’s 2007 bonus was paid in 2007. All other bonuses earned in 2007 were paid in January 2008.

(3)	Amounts consist of medical, life insurance and disability insurance premiums paid by us on behalf of the named executive officer.

(4)	Ms. Meyers was not an employee in 2007 and ceased serving as an executive officer in October 2009.

(5)	Mr. Anka was not a U.S. employee until September 2007, and we did not pay medical or other insurance premiums for Mr. Anka until that time. Prior to September 2007, Mr. Anka was employed by our Hungarian subsidiary.

Grants of Plan-Based Awards in 2008

The following table sets forth information for 2008 regarding grants of compensation in the form of plan-based awards made during 2008 to our named executive officers.

			All Other		Grant
			Option	Exercise or	Date
		Future Payouts	Awards: Number of	Base Price	Fair Value
		Under Non-Equity Incentive	Securities	of Option	of Stock and
		Plan Awards	Underlying	Awards	Option
Name	Grant Date	Target ($)(1)	Options (#)	($/Sh)(2)	Awards(3)

Michael K. Simon	—	$60,000	—	—	—

James F. Kelliher	—	45,000	—	—	—

Carol J. Meyers(4)	—	49,000	—	—	—

	1/17/2008	—	100,000 (5)	$10.75	$755,000

Kevin K. Harrison	—	105,000	—	—	—

Marton B. Anka	—	38,000	—	—	—

(1)	Cash bonuses paid under the cash incentive bonus program for 2008 are also disclosed in the “Summary Compensation Table”.

(2)	For a discussion of our methodology for determining the fair value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” section of this prospectus.

(3)	Valuation of these options is based on the aggregate dollar amount of share-based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 12 to our financial statements included elsewhere in this prospectus.

(4)	Ms. Meyers ceased to be an executive officer in October, 2009.

(5)	The shares subject to this option vest annually over a four year period, subject to acceleration of vesting in the event of a change of control of our company as further described in the “Management — Employment Agreement” and “Management — Potential Payments Upon Termination or Change of Control” sections of this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of December 31, 2008 held by our named executive officers.

				Equity Incentive
				Plan Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised		Option
	Options (#)	Options (#)		Unearned	Option Exercise	Expiration
Name	Exercisable	Unexercisable		Options (#)	Price ($)	Date

Michael K. Simon	220,000 (1)	—		—	$1.25	12/9/2014
	—	—		45,000 (2)	$1.25	1/24/2017
	—	—		45,000 (2)	$1.25	1/24/2017
	40,000	120,000	(3)	—	$9.65	11/21/2017
James F. Kelliher	86,000 (4)	86,000		—	$1.25	7/20/2016
	10,000	30,000	(3)	—	$9.65	11/21/2017
Carol J. Meyers(9)	18,750	81,250	(5)	—	$10.75	1/17/2018
Kevin K. Harrison	65,000	65,000	(6)	—	$1.25	1/3/2015
	20,000 (7)	10,000		—	$1.25	11/1/2015
	5,000	15,000	(8)	—	$1.25	1/24/2017
	10,000	30,000	(3)	—	$9.65	11/21/2017
Marton B. Anka	220,000 (1)	—		—	$1.25	12/9/2014
	—	—		45,000 (2)	$1.25	1/24/2017
	—	—		45,000 (2)	$1.25	1/24/2017
	10,000	30,000	(3)	—	$9.65	11/21/2017

(1)	This option was granted on December 9, 2004. Vesting commenced on the achievement of certain performance objectives, all of which have been achieved. The option vested as to 25% of the shares on each of October 15, 2005, October 15, 2006, October 15, 2007 and October 15, 2008.

(2)	This option was granted on January 24, 2007. The shares subject to this option fully vested upon the closing of our initial public offering.

(3)	This option was granted on November 21, 2007. The option vests as to 25% of the shares on each anniversary of November 21, 2007.

(4)	This option was granted on July 20, 2006. The option vests as to 25% of the shares on each anniversary of July 20, 2006.

(5)	This option was granted on January 17, 2008. The option vested as to 12.5% of the shares on July 20, 2006 and vests as to 6.25% of the shares each quarter thereafter.

(6)	This option was granted on January 3, 2005. The option vests as to 25% of the shares on each anniversary of January 3, 2005.

(7)	This option was granted on November 1, 2005. The option vests as to 25% of the shares on each anniversary of November 1, 2005.

(8)	This option was granted on January 24, 2007. The option vests as to 25% of the shares on each anniversary of January 24, 2007.

(9)	Ms. Meyers ceased to be an executive officer in October, 2009.

Option Exercises and Stock Vested

None of our named executive officers exercised any stock options during 2008, and none of our named executive officers otherwise holds shares of our stock subject to other contractual vesting provisions.

Employment Agreements

We do not have formal employment agreements with any of our named executive officers. The initial compensation of each named executive officer was set forth in an offer letter that we executed with him at the time his employment with us commenced. In April 2008, we amended and restated each of these offer letters to clarify compensation, vesting and change of control benefits. Each offer letter provides that the named executive officer’s employment is at will.

As a condition to their employment, our named executive officers entered into non-competition, non-solicitation agreements and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to compete with us or to solicit our employees during his employment and for a period of 12 months after the termination of his employment and (ii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

Potential Payments Upon Termination or Change of Control

The option agreements with each of our named executive officers under our 2004 stock incentive plan provide that, in the event of a change of control, 50% of their then unvested options vest. In addition, if the employment of Messrs. Simon, Anka, Kelliher or Ms. Meyers is terminated by us or an acquiring entity within 12 months after a change of control of LogMeIn, certain of their remaining unvested options will vest. For these purposes, “change of control” generally means the consummation of the following: (a) the sale, transfer or other disposition of substantially all of our assets to a third party, (b) a merger or consolidation of our company with a third party, or (c) a transfer of more than 50% of the outstanding voting equity of our company to a third party (other than in a financing transaction involving the additional issuance of our securities).

In January 2007, our board of directors granted an option to each of Messrs. Simon and Anka for the purchase of 90,000 shares of our common stock. The exercise price of these options is $1.25 per share. These options are performance-based, with vesting triggered upon the successful completion of an initial public offering or other liquidation event at predefined values of the company.

Additionally, certain of Mr. Harrison’s option awards provide for full acceleration in the event we terminate his employment other than for cause.

The table below sets forth the benefits potentially payable to each named executive officer in the event of a change of control of our company where the named executive officer’s employment is terminated without cause within 12 months after the change of control. These amounts are calculated on the assumption that the employment termination and change of control event both took place on December 31, 2008.

	Value of Additional
	Vested Option
Name	Awards ($)(1)

Michael K. Simon	$1,074,750	(2)
James F. Kelliher	937,025	(3)
Carol J. Meyers(4)	41,641	(5)
Kevin K. Harrison	824,375	(6)
Marton B. Anka	979,125	(7)

(1)	This amount is equal to (a) the number of option shares that would vest as a direct result of the change of control and employment termination without cause, assuming a December 31, 2008 change of control and employment termination, multiplied by (b) the excess of $11.78, which represents our board of directors’ determination of the fair market value of our common stock as of December 31, 2008, over the exercise price of the option.

(2)	Consists of option acceleration with respect to an additional 150,000 shares, of which 90,000 shares have an exercise price of $1.25 per share and 60,000 shares have an exercise price of $9.65 per share. Certain of Mr. Simon’s options vest and become exercisable in the event of a change of control at specified valuations of our company, and we have assumed the change of control satisfies such valuation criteria.

(3)	Consists of option acceleration with respect to an additional 101,000 shares, of which 86,000 shares have an exercise price of $1.25 per share and 15,000 shares have an exercise price of $9.65 per share.

(4)	Ms. Meyers ceased to be an executive officer in October, 2009.

(5)	Consists of option acceleration with respect to an additional 37,300 shares at an exercise price of $10.75 per share.

(6)	Consists of option acceleration with respect to an additional 92,500 shares, of which 77,500 shares have an exercise price of $1.25 per share and 15,000 shares have an exercise price of $9.65 per share.

(7)	Consists of option acceleration with respect to an additional 105,000 shares, of which 90,000 shares have an exercise price of $1.25 per share and 15,000 shares have an exercise price of $9.65 per share. Certain of Mr. Anka’s options vest and become exercisable in the event of a change of control at specified valuations of our company, and we have assumed the change of control satisfies such valuation criteria.

Stock Option and Other Compensation Plans

2009 Stock Incentive Plan

Our 2009 stock incentive plan, or 2009 Plan, which became effective upon the closing of our IPO, was adopted by our board of directors on June 9, 2009 and approved by our stockholders on June 12, 2009. The 2009 Plan provides for the grant of non-statutory stock options, restricted stock awards and other stock-based awards. The number of shares of our common stock that are reserved for issuance under the 2009 Plan is the sum of 800,000 shares plus the number of shares of our common stock available for issuance under our 2007 stock incentive plan, described below, and the number of shares of our common stock subject to outstanding awards under our 2004 equity incentive Plan, described below, and 2007 stock incentive plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, plus an annual increase to be added on the first day of each fiscal year beginning in 2010 equal to the lesser of 2% of the number of outstanding shares of our common stock or an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2009 Plan.

Pursuant to the terms of the 2009 Plan, our board of directors or a committee thereof will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of our common stock subject to any restricted stock or other stock based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2009 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2009 Plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2009 Plan on or after June 9, 2019. Our board of directors may amend, suspend or terminate the 2009 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

2007 Stock Incentive Plan

Our 2007 stock incentive plan, as amended, which we refer to as the 2007 Plan, was adopted by our board of directors and approved by our stockholders in January 2007. A maximum of 1,625,482 shares of common stock, plus such additional number of shares of common stock, up to a maximum of 1,744,750 shares, as is equal to the number of shares of common stock subject to awards granted under the 2004 equity incentive plan described below which expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us, are authorized for issuance under the 2007 Plan.

The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, were eligible to receive awards under the 2007 Plan; however, incentive stock options were only granted to our employees. In accordance with the terms of the 2007 Plan, our board of directors administered the 2007 Plan and, subject to any limitations in the 2007 Plan, selected the recipients of awards and determined:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2007 Plan, in the event of a reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all awards by the acquitting or succeeding entity, (c) the termination of all awards that remain outstanding at the time of the merger or other reorganization event, or (d) the payment of cash for the surrender of the awards.

As of September 30, 2009, there were options to purchase an aggregate of 3,102,900 shares of common stock outstanding under the 2004 and 2007 Plans at a weighted average exercise price of $4.27 per share, and an aggregate of 683,800 shares of common stock issued upon the exercise of options granted under the 2004 and 2007 Plans, and no shares of common stock originally issued as restricted stock awards under the 2004 and 2007 Plans. After the effective date of the 2009 plan, we will grant no further stock options or other awards under the 2007 Plan; however, any shares of common stock reserved for issuance under the 2007 Plan that remain available for issuance and any shares of common stock subject to awards under the 2007 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2009 Plan up to a specified number of shares.

2004 Equity Incentive Plan

Our 2004 equity incentive plan, as amended, which we refer to as the 2004 Plan, was adopted by our board of directors in September 2004 and approved by our stockholders in October 2004. A maximum of 2,227,950 shares of common stock were authorized for issuance under the 2004 Plan.

The 2004 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants and directors, and those of any subsidiaries, were eligible to receive awards under the 2004 Plan; however, incentive stock options were only granted to our employees. In accordance with the terms of the 2004 Plan, our board of directors administered the 2004 Plan and, subject to any limitations in the 2004 Plan, selected the recipients of awards and determined:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2004 Plan, in the event of a liquidation or dissolution of our company, each outstanding option under the 2004 Plan will terminate, but the holders shall have the right, assuming the holder still maintains a permissible relationship with us, immediately prior to such dissolution or liquidation, to exercise the option to the extent exercisable on the date of such dissolution or liquidation.

In the event of a merger or other reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all options by the acquitting or succeeding entity or (c) the termination of all options that remain outstanding at the time of the merger or other reorganization event.

After the effective date of the 2007 Plan, we granted no further stock options or other awards under the 2004 Plan; however, any shares of common stock reserved for issuance under the 2004 Plan that remain available for issuance and any shares of common stock subject to awards under the 2004 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2007 Plan up to a specified number of shares.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us. To date, we have not matched any employee contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation of Liability and Indemnification

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws limit or eliminate the personal liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director’s liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation and bylaws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with a legal proceeding that arises as a result of their performance as a director to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation and bylaws are not exclusive.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors. Under these indemnification agreements, we agree to indemnify these directors to the fullest extent permitted by law for claims arising in his capacity as our director, officer, employee or agent, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable basis to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2006, we have engaged in the following transactions with our directors, executive officers, promoters and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers, promoters and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Founders

We consider our founders, Mr. Simon and Mr. Anka, to be our promoters as they took initiative and were responsible for the initial formation of our company. Mr. Simon, our president and chief executive officer, was issued 1,176,000 shares of our common stock in consideration for his contributions to the formation of our company.

Mr. Anka and 3am Laboratories BT, an entity owned and controlled by Mr. Anka, originally owned certain intellectual property assets we use in our business. In connection with our formation, on April 1, 2003, Mr. Anka and 3am Laboratories BT contributed all of their rights and title to the intellectual property assets owned by them, including the rights and title to intellectual property relating to RemotelyAnywhere, to 3am Labs Limited, our predecessor in interest. Additionally, on April 1, 2003, we paid Mr. Anka $536,000 in consideration for the assigned assets and issued Mr. Anka 1,176,000 shares of our common stock in consideration for his contributions to the formation of our company. Due to the related party nature of the transaction, the intellectual property was recorded at Mr. Anka’s basis, or $0, and the consideration was recorded in a manner similar to a deemed dividend.

The securities owned by Messrs. Simon and Anka are detailed in the “Certain Relationships and Related Transactions — Stock Issuances” and “Principal and Selling Stockholders” sections of this prospectus. The compensation we pay to Messrs. Simon and Anka in connection with their employment with us is discussed in the “Executive Compensation” section of this prospectus.

Stock Issuances and Related Matters

On December 26, 2007, we issued 2,222,223 shares of our series B-1 redeemable convertible preferred stock at a price of $4.50 per share to Intel Capital for an aggregate purchase price of $10.0 million in connection with our strategic agreement with Intel Corporation, as discussed below. Upon the closing of our IPO, these shares converted into 888,889 shares or our common stock.

On April 18, 2008, our board of directors authorized a plan to amend the exercise price of certain stock options issued on April 27, 2007 to increase the exercise price of such stock options from $1.25 per share to $5.60 per share. As part of these amendments, we will compensate the affected option holders for the difference in the exercise prices upon the vesting of the options with a cash bonus payment. Kenneth Cron, a member of our board of directors, holds an affected option to purchase 60,000 shares, and we paid Mr. Cron a bonus of $228,375 on January 15, 2009. We have entered into agreements with affected option holders of 80,000 shares, including Mr. Cron, to effectuate the amendment and cash compensation.

Intel Relationship

In December 2007, we entered into a service and marketing agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of this four-year agreement, we are adapting our service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the service to its customers. Under the agreement, Intel paid us $3.5 million in connection with the adaption of Gravity to the Intel hardware and software products and will, during the term of the agreement, pay us a minimum, non-refundable quarterly license and connectivity fee of $1.25 million in consideration of our delivery and support of the service. Additionally, the agreement contains certain provisions regarding revenue sharing between us and Intel for any revenue generated by the service in excess of the minimum annual license and connectivity fees paid to us. Intel is entitled to receive all of revenue generated by the service up to the minimum annual license and connectivity fee. For revenue generated in excess of the minimum annual license and connectivity fee in any year through December 31, 2009, we and Intel will evenly split all revenue up to $50 million. For years ended after December 31, 2009, Intel will receive 60% of any such revenue. In all years of the agreement, Intel will receive 65% of any revenue generated in excess of $50 million in any given year. We began recognizing revenue associated with the agreement in the quarter ended September 30, 2008 after delivery and acceptance of technology by Intel. In the event Intel terminates the agreement without cause prior to the end of the term, we will be entitled to a termination fee of $15 million if the termination occurs prior to December 26, 2009 and $20 million if the termination occurs after that date, in each case less any adaption and license and connectivity fees previously paid; provided, however, we will be entitled to a termination fee of $2.5 million in the event that (i) the termination occurs on or about the second anniversary of the effective date and revenue collected in the twelve months prior to that date is less than $2.5 million or (ii) the termination occurs on or about the third anniversary of the effective date and the revenue collected in the twelve months prior to that date is less than $10 million.

In June 2009, we entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which we will pay Intel a specified royalty so that we may distribute subscriptions to use the Intel technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to us under this agreement, we will pay Intel specified fees.

Investor Rights Agreement

We have entered into a second amended and restated investor rights agreement with certain holders of our common stock, most of whom held convertible preferred stock prior to our IPO. The second amended and restated investor rights provides that these holders have the right, under certain circumstances, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the “Description of Capital Stock — Registration Rights” section of this prospectus for a further discussion of these registration rights.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors. Under these indemnification agreements, we agree to indemnify each director to the fullest extent permitted by law for claims arising in his capacity as our director, officer, employee or agent, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests. Additionally, these agreements provide that we will only provide indemnification with respect to any criminal proceeding so long as the director had no reasonable basis to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

Additionally, we may enter into indemnification agreements with any new directors or certain of our executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Management — Limitation of Liability and Indemnification” section of this prospectus.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the it determines that, under all of the circumstances, the transaction is consistent with our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $1.0 million or 2% of the annual consolidated gross revenues of the other entity that is a party to the transaction and (d) the amount involved in the transaction equals less than 2% of our annual consolidated gross revenues; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2009 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities; and

•	each selling stockholder.

The “Percentage of Shares Beneficially Owned — Prior to Offering” column is based on a total of 22,203,101 shares of our common stock outstanding as of September 30, 2009. The “Percentage of Shares Beneficially Owned — After Offering” column is based on 22,302,879 shares of common stock to be outstanding after this offering, including the 99,778 shares that we are selling in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2009 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o LogMeIn, Inc., 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

							Shares Beneficially
						Shares to be	Owned After the
						Sold if	Offering if
	Shares Beneficially			Shares Beneficially		Underwriters’	Underwriters’
	Owned Prior to		Number	Owned After		Option is	Option
Name and Address of Beneficial	Offering		of Shares	Offering		Exercised in	is Exercised in Full
Owner	Number	Percentage	Offered	Number	Percentage	Full	Number	Percentage
5% Stockholders:
Prism Venture Partners IV, L.P.(1)	3,896,976	17.55%	401,890	3,495,086	15.67%	182,656	3,312,430	14.85%
Entities affiliated with Polaris Venture Partners(2)	2,939,505	13.24%	303,147	2,636,358	11.82%	137,779	2,498,579	11.20%
Entities affiliated with Technologieholding Central and Eastern European Funds(3)	1,993,852	8.98%	1,993,852	—	*	—	—	*
Entities affiliated with Integral Capital Partners VI, L.P.(4)	1,797,011	8.09%	—	1,797,011	8.06%	—	1,797,011	8.06%
Directors and Executive Officers:
Michael K. Simon(5)	1,321,150	5.85%	—	1,321,150	5.82%	—	1,321,150	5.82%
James F. Kelliher(6)	149,000	*	13,751	135,249	*	6,249	129,000	*
Kevin K. Harrison(7)	330,000	1.47%	—	330,000	1.47%	—	330,000	1.47%
Carol J. Meyers(8)	43,750	*	—	43,750	*	—	43,750	*
Marton B. Anka(9)	1,184,194	5.26%	41,252	1,142,942	5.06%	18,748	1,124,194	4.98%
David E. Barrett(10)	2,939,505	13.24%	303,147	2,636,358	11.82%	137,779	2,498,579	11.20%
Steven J. Benson(11)	3,896,976	17.55%	401,890	3,495,086	15.67%	182,656	3,312,430	14.85%

							Shares Beneficially
						Shares to be	Owned After the
						Sold if	Offering if
	Shares Beneficially			Shares Beneficially		Underwriters’	Underwriters’
	Owned Prior to		Number	Owned After		Option is	Option
Name and Address of Beneficial	Offering		of Shares	Offering		Exercised in	is Exercised in Full
Owner	Number	Percentage	Offered	Number	Percentage	Full	Number	Percentage
Kenneth D. Cron(12)	60,000	*	—	60,000	*	—	60,000	*
Edwin J. Gillis(13)	60,000	*	—	60,000	*	—	60,000	*
Irfan Salim(14)	78,750	*	—	78,750	*	—	78,750	*
All of our directors and executive officers as a group (11 persons)(15)	10,084,825	42.87%	761,415	9,323,410	39.56%	346,057	8,977,353	38.13%
Other Selling Stockholders (persons)
Michael Donahue(16)	21,500	*	1,375	20,125	*	625	19,500	*
Kevin Farrell(17)	94,000	*	9,694	84,306	*	4,406	79,900	*
Alan DiPietro(18)	85,000	*	6,875	78,125	*	3,125	75,000	*
Conan Reidy(19)	40,000	*	4,125	35,875	*	1,875	34,000	*
Laura Pasquale(20)	36,500	*	3,764	32,736	*	1,711	31,025	*
Sandeep Bajaj(21)	35,000	*	3,438	31,562	*	1,562	30,000	*
Steven Dupree(22)	20,000	*	2,063	17,937	*	937	17,000	*
Andrew Thompson(23)	17,500	*	1,719	15,781	*	781	15,000	*
Jamieson Wright(24)	88,000	*	5,500	82,500	*	2,500	80,000	*
Gabor Tokaji(25)	37,500	*	3,438	34,062	*	1,562	32,500	*
Sean Jordan(26)	24,000	*	2,475	21,525	*	1,125	20,400	*
Thomas Hardart	13,371	*	4,813	8,558	*	2,187	6,371	*
Andreas Kemi	40,045	*	27,532	12,513	*	12,513	—	*
Adrian Friend	64,794	*	44,547	20,247	*	20,247	—	*
McNamee Lawrence & Co. LLC(27)	76,091	*	26,157	49,934	*	11,888	38,046	*
Sean Ellis(28)	98,398	*	55,002	43,396	*	24,998	18,398	*
Robert Line	106,210	*	36,511	69,699	*	16,594	53,105	*
Stephen Duzs(29)	323,236	1.46%	32,302	290,934	1.30%	14,682	276,252	1.24%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Steven J. Benson, a member of our board of directors, is a managing member of Prism Venture Partners IV, L.L.C., the general partner of Prism Investment Partners IV, L.P., the general partner of Prism Venture Partners IV, L.P. Prism’s address is 117 Kendrick Street, Suite 200, Needham, Massachusetts 02494. Mr. Benson has voting and investment power over the shares held by these entities. Mr. Benson disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(2)	Consists of (a) 2,885,399 shares of common stock held by Polaris Venture Partners IV, L.P. (“Polaris Venture Partners”) and (b) 54,106 shares of common stock held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“Polaris Entrepreneurs”). Polaris Venture Partners is selling 297,567 shares in this offering and an additional 135,243 shares if the underwriters’ over-allotment option is exercised in full. Polaris Entrepreneurs is selling 5,580 shares in this offering and an additional 2,536 shares if the underwriters’ over-allotment option is exercised in full. David Barrett, a member of our board of directors, is a member of Polaris Venture Management Co., IV, L.L.C., the general partner of Polaris Venture Partners. The Polaris entities’ address is 1000 Winter Street, Suite 3350, Waltham, Massachusetts 02451. Terrance McGuire, Jonathan Flint, Alan Spoon and David Barrett have voting and investment power over the shares held by these entities. Each of Messrs. McGuire, Flint, Spoon and Barrett disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest therein, if any.

(3)	Consists of (a) 1,431,102 shares of common stock held by Technologieholding Central and Eastern European Funds NV and (b) 562,750 shares held by Technologieholding Central and Eastern European Funds BV. These holders’ address is c/o Amaco (Netherlands) B.V., PO Box 74120, 1070 BC, Amsterdam, The Netherlands. Matts Hakan Andersson, Alan Browning Mackay, Christiane Mues and Claire Marie Blanchard have voting and investment power over the shares held by these holders.

(4)	Consists of (a) 1,122,249 shares of common stock held by Integral Capital Partners VI, L.P. (“ICP6”), (b) 409,300 shares of common stock held by Integral Capital Partners VII, L.P. (“ICP7”), (c) 223,462 shares of common stock held by Integral Capital Partners VIII, L.P. (“ICP8”) and (d) 42,000 shares of common stock held by Integral Capital Absolute Return Fund, L.P. (“Integral ARF”). These holders’ address is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025. Voting and investment control over the shares owned by ICP6 is with Integral Capital Management VI, LLC (“ICM6”), as the sole general partner of ICP6. Voting and investment control over the shares owned by ICP7 is with Integral Capital Management VII, LLC (“ICM7”), as the sole general partner of ICP7. Voting and investment control over the shares owned by ICP8 is with Integral Capital Management VIII, LLC (“ICM8”), as the sole general partner of ICP8. Voting and investment control over the shares owned by Integral ARF is with ICP Absolute Return Management, LLC (“ICP ARM”) as the sole general partner of Integral ARF. Pursuant to the LLC agreements of ICM6, ICM7, ICM8 and ICP ARM, voting and decisions to sell the shares are to be made by a majority of the managers such that no single manager has sole decision-making authority. The managers of ICM6, ICM7, ICM8 and ICP ARM are Roger B. McNamee, John A. Powell, Pamela K. Hagenah, Charles A. Morris, Brian D. Stansky and Glen T. Kacher. This information is, in part, from a Schedule 13G filed by ICM6 on July 2, 2009.

(5)	Consists of (a) 390,000 shares of common stock issuable upon exercise of stock options, (b) 859,150 shares of common stock and (c) 72,000 shares of common stock held in trust for the benefit of Mr. Simon’s children.

(6)	Consists of 149,000 shares of common stock issuable upon exercise of stock options. Mr. Kelliher is selling 13,751 shares of common stock issuable upon exercise of stock options in this offering and an additional 6,249 shares of common stock issuable upon exercise of stock options if the underwriters’ over-allotment option is exercised in full.

(7)	Consists of (a) 190,000 shares of common stock issuable upon exercise of stock options, (b) 108,000 shares of common stock held directly by Mr. Harrison and (c) 32,000 shares of common stock held in trust for the benefit of Mr. Harrison’s children.

(8)	Consists of 43,750 shares of common stock issuable upon exercise of stock options. Ms. Meyers ceased serving as an executive officer in October 2009.

(9)	Consists of (a) 330,000 shares of common stock issuable upon exercise of stock options and (b) 854,194 shares of common stock. Mr. Anka is selling 41,252 shares of common stock issuable upon exercise of stock options in this offering and an additional 18,748 shares of common stock issuable upon exercise of stock options if the underwriters’ over-allotment option is exercised in full.

(10)	Consists of shares held by Polaris Venture Partners, of which Mr. Barrett is a general partner. Mr. Barrett disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(11)	Consists of shares held by Prism Venture Partners IV, L.P., of which Mr. Benson is a general partner. Mr. Benson disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.

(12)	Consists of 60,000 shares of common stock issuable upon exercise of stock options.

(13)	Consists of 60,000 shares of common stock issuable upon exercise of stock options.

(14)	Consists of 78,750 shares of common stock issuable upon exercise of stock options.

(15)	Includes of an aggregate of 1,323,000 shares of common stock issuable upon exercise of stock options. Our directors and executive officers as a group are selling 56,378 shares of common stock upon exercise of stock options in this offering and an additional 25,622 shares of common stock issuable upon exercise of stock options if the underwriters’ over-allotment is exercised in full.

(16)	Consists of 21,500 shares of common stock issuable to Mr. Donahue upon exercise of stock options. Mr. Donahue is our Vice President and General Counsel.

(17)	Consists of (a) 32,000 shares of common stock held by Mr. Farrell and his wife as joint tenants with right of survivorship and not as tenants in common and (b) 62,000 shares of common stock issuable to Mr. Farrell upon exercise of stock options. Mr. Farrell is our Vice President and General Manager of Endpoint Solutions.

(18)	Includes 8,000 shares of common stock issuable to Mr. DiPietro upon exercise of stock options. Mr. DiPietro is our Vice President of North American Sales.

(19)	Consists of 40,000 shares of common stock issuable to Mr. Reidy upon exercise of stock options. Mr. Reidy is our Vice President of Business Development.

(20)	Includes 24,500 shares of common stock issuable to Ms. Pasquale upon exercise of stock options. All shares of common stock being sold by Ms. Pasquale in this offering consist of shares issuable upon exercise of stock options. Ms. Pasquale is our Vice President of Marketing, Communications.

(21)	Includes 5,000 shares of common stock issuable to Mr. Bajaj upon exercise of stock options. Mr. Bajaj is our Vice President of Network Operations.

(22)	Includes 16,800 shares of common stock issuable to Mr. Dupree upon exercise of stock options. All shares of common stock being sold by Mr. Dupree in this offering consist of shares issuable upon exercise of stock options. Mr. Dupree is our Vice President of Online Marketing and Operations.

(23)	Includes 12,500 shares of common stock issuable to Mr. Thompson upon exercise of stock options. Mr. Thompson is our Vice President of Support.

(24)	Includes 56,000 shares of common stock issuable to Mr. Wright upon exercise of stock options. Mr. Wright is our Director of eCommerce.

(25)	Includes 2,500 shares of common stock issuable to Mr. Tokaji upon exercise of stock options. Mr. Tokaji is our Senior Systems Architect.

(26)	Includes 14,000 shares of common stock issuable to Mr. Jordan upon exercise of stock options. Mr. Jordan is our Product Designer-Rescue.

(27)	Giles W. McNamee, Raymond F. Skoglund, Daniel N. Pullman and Mari Tangredi are members of McNamee Lawrence & Co. LLC (“MLC”) and have voting and investment power with respect to the shares held by MLC. Messrs. McNamee, Skoglund and Pullman are registered broker-dealers. McNamee Lawrence & Co. Securities LLC (“MLS”), which is a registered broker-dealer, is a subsidiary of MLC. MLC’s address is 399 Boylston Street, 7th Floor, Boston, Massachusetts 02116. The shares being sold in this offering by MLC were purchased in the ordinary course of business and, at the time of purchase, MLC did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares.

(28)	Mr. Ellis was formerly our Vice President of Marketing. His employment with us ended in January 2008.

(29)	Includes 10,000 shares of common stock issuable to Mr. Duzs upon exercise of stock options. Mr. Duzs is our Vice President, International.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only, and they are qualified by reference to our certificate of incorporation and bylaws.

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

As of September 30, 2009, there were 22,203,101 shares of common stock issued and outstanding and 89 stockholders of record.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of September 30, 2009, options to purchase 3,127,300 shares of common stock at a weighted-average exercise price of $4.39 per share were outstanding.

Registration Rights

We entered into a second amended and restated investor rights agreement, dated December 26, 2007, with the holders of shares of our common stock that were issued upon conversion of shares of convertible preferred stock in connection with our IPO, which we refer to as registrable shares. Under the second amended and restated investor rights agreement, holders of registrable shares can demand that we file a registration statement or request that their registrable shares be covered by a registration statement that we are otherwise filing, as described below.

Demand Registration Rights.  At any time after January 3, 2010, subject to the lock-up agreements described above, the holders of more than 60% of the registrable shares may request that we register all or a portion of their registrable shares for sale under the Securities Act. We will effect the registration as requested unless, in the good faith judgment of our board of directors, such registration should be delayed. We may be required to effect two of these registrations. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of more than 10% of registrable shares may make unlimited requests that we register all or a portion of their registrable shares for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1 million.

Incidental Registration Rights.  In addition, subject to the lock-up agreements described above, if at any time we register any shares of our common stock, the holders of all registrable shares are entitled to notice of the registration and to include all or a portion of their registrable shares in the registration. These rights to notice and registration have been waived with respect to this offering by the consent of 60% of the registrable shares.

Other Provisions.  In the event that any registration in which the holders of registrable shares participate pursuant to the second amended and restated investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We will pay all registration expenses, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel related to any demand or piggyback registration. The second amended and restated investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

NASDAQ Global Market

Our common stock is listed on The NASDAQ Global Market under the symbol “LOGM.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 22,302,879 shares of common stock, after giving effect to the issuance of an aggregate of 99,778 shares of common stock in this offering, assuming no exercise by the underwriters of their over-allotment option and no exercise of options outstanding as of September 30, 2009, other than those options exercised by selling stockholders for the purpose of selling shares in this offering. Of the outstanding shares, all of the shares sold in our IPO are, and all of the shares sold in this offering will be, freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining 11,263,373 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Section 4(l) or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In general, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 223,000 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement became eligible to resell these shares 90 days after the date of the prospectus relating to our IPO in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144.

Lock-up Agreements

Certain of our directors, officers and the selling stockholders have signed lock-up agreements in connection with this offering under which they have agreed not to sell, transfer or dispose of, directly or indirectly, or make any demand or exercise any right or cause to be filed any registration statement with respect to, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Barclays Capital Inc. for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately 39% of our outstanding shares of common stock are subject to these agreements, which are described below under “Underwriting.”

In connection with our IPO, we, all of our directors and executive officers and the holders of substantially all of our outstanding stock, signed lock-up agreements under which they agreed not to sell, transfer or dispose of, directly or indirectly, or make any demand or exercise any right or cause to be filed any registration statement with respect to, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Barclays Capital Inc. until December 27, 2009, subject to a possible extension under certain circumstances. The holders of approximately 11% of our outstanding shares of common stock are subject to lock-up agreements expiring December 27, 2009, subject to a possible extension under certain circumstances. These agreements are described below under “Underwriting.”

Stock Options

As of September 30, 2009, we had outstanding options to purchase 3,127,300 shares of common stock, of which options to purchase 2,128,850 shares were vested. On October 26, 2009, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2004 Plan, 2007 Plan, and 2009 Plan. See the “Management — Executive Compensation — Stock Option and Other Compensation Plans” section of this prospectus for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

As of September 30, 2009, subject to the lock-up agreements described above, upon the closing of this offering, the holders of an aggregate of approximately 11 million shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See the “Description of Capital Stock — Registration Rights” section of this prospectus for additional information regarding these registration rights.

UNDERWRITING

J.P. Morgan Securities Inc., and Barclays Capital Inc. or the Representatives, are acting as the representatives of the underwriters and joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

J.P. Morgan Securities Inc.	1,093,750
Barclays Capital Inc.	1,093,750
Thomas Weisel Partners LLC	375,000
Piper Jaffray & Co.	281,250
RBC Capital Markets Corporation	281,250

Total	3,125,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 468,750 additional shares from the selling stockholders. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, for the shares.

Paid by Us	No Exercise	Full Exercise

Per share	$1.0175	$1.0175
Total	$101,524	$101,524

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per share	$1.0175	$1.0175
Total	$3,078,163	$3,555,117

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.6105 per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering, which are payable by us, are estimated to be approximately $0.6 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 468,750 shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 3,125,000 shares of common stock in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and the selling stockholders, have agreed that, without the prior written consent of the Representatives, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock (except for shares to be sold by the selling stockholders in this offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 90 days after the date of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 90-day lock-up period.

The 90-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by the Representatives.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

The NASDAQ Global Market

Our common stock is listed on The NASDAQ Global Market under the symbol “LOGM.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and their respective affiliates have performed investment banking and advisory services for us from time to time, including in connection with our initial public offering in July 2009, for which they received customary fees and expenses. The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression “EU Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe purchase or otherwise acquire such securities will be enjoyed in only with relevant persons. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•	the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•	it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph refering to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Shields & Company, Inc., an independent valuation firm, has performed valuations of the fair value of our common stock. Shields & Company, Inc. has consented to the references to its valuation reports in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. We are subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this statute and the rules and regulations of the SEC, we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred above.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

LOGMEIN, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3
Consolidated Statement of Operations for the Years Ended December 31, 2006, 2007 and 2008	F-4
Consolidated Statement of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss for the Years Ended December 31, 2006, 2007 and 2008	F-5
Consolidated Statement of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2008 and September 30, 2009	F-25
Unaudited Condensed Consolidated Statement of Operations for the Three and Nine Months Ended September 30, 2009	F-26
Unaudited Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2008 and 2009	F-27
Notes to Unaudited Condensed Consolidated Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
LogMeIn, Inc.
Woburn, Massachusetts

We have audited the accompanying consolidated balance sheets of LogMeIn, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LogMeIn, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

/s/  Deloitte & Touche LLP

Boston, Massachusetts
February 19, 2009 (June 25, 2009 as to Note 16)

LogMeIn, Inc.

Consolidated Balance Sheets

	December 31,
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	$18,676,421	$22,912,981
Accounts receivable (including $750,000 and $0 due from related party at December 31, 2007 and 2008, respectively), net of allowance for doubtful accounts of approximately $55,000 and $69,000 as of December 31, 2007 and 2008, respectively)	3,238,318	4,700,616
Prepaid expenses and other current assets (including $149,578 of non-trade receivable due from related party at December 31, 2008)	680,880	1,665,305

Total current assets	22,595,619	29,278,902
Property and equipment, net	2,261,078	4,000,497
Restricted cash	130,079	592,038
Acquired intangibles, net	2,236,784	1,493,850
Goodwill	615,299	615,299
Deferred offering costs	463,181	1,412,009
Other assets	—	22,359

Total assets	$28,302,040	$37,414,954

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Note payable, current portion	$1,192,321	$—
Accounts payable	2,668,228	1,504,448
Accrued liabilities	3,236,288	5,197,843
Deferred revenue, current portion	15,014,976	25,257,316

Total current liabilities	22,111,813	31,959,607
Deferred revenue, net of current portion	1,089,018	3,101,095
Other long-term liabilities	36,804	130,358

Total liabilities	23,237,635	35,191,060

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock, par value $0.01 per share; 30,901,343 shares authorized at December 31, 2007 and 2008;
Series A — designated, issued, and outstanding 17,010,413 shares at December 31, 2007 and 2008 (liquidation value of $9,857,534 at December 31, 2008 and redemption value of $13,178,943 at December 31, 2008)	11,590,298	12,500,967
Series B — designated 11,668,707 shares; issued and outstanding 11,668,703 shares at December 31, 2007 and 2008 (liquidation value of $9,509,993 at December 31, 2008 and redemption value of $11,846,585, at December 31, 2008)	10,914,780	11,628,984
Series B-1 — designated, issued, and outstanding 2,222,223 shares at December 31, 2007 and 2008 (liquidation value of $10,000,004 at December 31, 2008 and redemption value of $10,810,963 at December 31, 2008)	9,989,962	10,713,318

Total redeemable convertible preferred stock	32,495,040	34,843,269

Stockholders’ deficit:
Common stock, $0.01 par value — 20,022,752 shares authorized as of December 31, 2007 and 2008; 3,891,978, and 3,980,278 shares outstanding as of December 31, 2007 and 2008, respectively	97,300	99,507
Additional paid-in capital	—	251,344
Accumulated deficit	(27,578,168)	(32,980,213)
Accumulated other comprehensive loss	50,233	9,987

Total stockholders’ deficit	(27,430,635)	(32,619,375)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$28,302,040	$37,414,954

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2006	2007	2008

Revenue (including $3,036,000 from a related party during the year ended December 31, 2008)	$11,307,416	$26,998,592	$51,723,453
Cost of revenue	2,033,143	3,925,311	5,970,260

Gross profit	9,274,273	23,073,281	45,753,193

Operating expenses
Research and development	3,231,644	6,661,336	11,996,947
Sales and marketing	10,049,846	19,488,123	31,631,080
General and administrative	2,945,568	3,610,850	6,583,317
Legal settlements	—	2,225,000	600,000
Amortization of acquired intangibles	141,037	327,715	327,715

Total operating expenses	16,368,095	32,313,024	51,139,059

Loss from operations	(7,093,822)	(9,239,743)	(5,385,866)
Interest income	454,689	425,284	276,439
Interest expense	(89,628)	(164,495)	(60,094)
Other (expense) income	27,743	(25,273)	(110,519)

Loss before provision for income taxes	(6,701,018)	(9,004,227)	(5,280,040)
Provision for income taxes	—	(50,257)	(122,005)

Net loss	(6,701,018)	(9,054,484)	(5,402,045)
Accretion of redeemable convertible preferred stock	(1,789,905)	(1,919,366)	(2,348,229)

Net loss attributable to common stockholders	$(8,490,923)	$(10,973,850)	$(7,750,274)

Net loss attributable to common stockholders per share: basic and diluted.	$(2.47)	$(2.98)	$(1.97)
Weighted average shares outstanding: basic and diluted	3,434,283	3,685,656	3,933,446

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss

	Series A		Series B
	Redeemable		Redeemable		Series B-1 Redeemable		Total Redeemable
	Convertible		Convertible		Convertible		Convertible						Accumulated
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional		Other	Total
	Number of		Number of		Number of		Number of		Number of		Paid-In	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit	Loss
Balance at January 1, 2006	17,010,413	$9,378,467	11,668,703	$9,427,226	—	$—	28,679,116	$18,805,693	3,426,786	$85,670	$—	$(9,266,257)	$(10,067)	$(9,190,654)
Issuance of common stock	—	—	—	—	—	—	—	—	26,000	650	31,849	—	—	32,499
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	1,065,806	—	724,099	—	—	—	1,789,905	—	—	(100,274)	(1,689,631)	—	(1,789,905)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	68,425	—	—	68,425
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,701,018)	—	(6,701,018)	$(6,701,018)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	26,212	26,212	26,212

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(6,674,806)

Balance at December 31, 2006	17,010,413	10,444,273	11,668,703	10,151,325	—	—	28,679,116	20,595,598	3,452,786	86,320	—	(17,656,906)	16,145	(17,554,441)
Issuance of common stock	—	—	—	—	—	—	—	—	439,192	10,980	538,020	—	—	549,000
Sale of Series B-1 Redeemable Convertible Preferred Stock , net of issuance costs of $19,928	—	—	—	—	2,222,223	9,980,076	2,222,223	9,980,076	—	—	—	—	—	—
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	1,146,025	—	763,455	—	9,886	—	1,919,366	—	—	(1,052,588)	(866,778)	—	(1,919,366)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	514,568	—	—	514,568
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(9,054,484)	—	(9,054,484)	$(9,054,484)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	34,088	34,088	34,088

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(9,020,396)

Balance at December 31, 2007	17,010,413	11,590,298	11,668,703	10,914,780	2,222,223	9,989,962	30,901,339	32,495,040	3,891,978	97,300	—	(27,578,168)	50,233	(27,430,635)
Issuance of common stock	—	—	—	—	—	—	—	—	88,300	2,207	108,168	—	—	110,375
Accretion of Redeemable Convertible Preferred Stock to redemption value	—	910,669	—	714,204	—	723,356	—	2,348,229	—	—	(2,348,229)	—	—	(2,348,229)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	2,491,405	—	—	2,491,405
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,402,045)	—	(5,402,045)	$(5,402,045)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(40,246)	(40,246)	(40,246)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(5,442,291)

Balance at December 31, 2008	17,010,413	$12,500,967	11,668,703	$11,628,984	2,222,223	$10,713,318	30,901,339	$34,843,269	3,980,278	$99,507	$251,344	$(32,980,213)	$9,987	$(32,619,375)

See notes to consolidated financial statements.

LogMeIn, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2006	2007	2008

Cash flows from operating activities
Net loss	$(6,701,018)	$(9,054,484)	$(5,402,045)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	805,714	1,704,355	2,403,057
Provision for bad debts	52,190	47,000	79,000
Deferred income tax expense	—	24,629	16,669
Stock-based compensation	68,425	514,568	2,748,925
Loss on disposal of equipment	29,725	—	—
Discount on note payable	89,628	161,238	57,679
Changes in assets and liabilities:
Accounts receivable	(689,717)	(1,947,819)	(1,541,298)
Prepaid expenses and other current assets	(236,385)	(286,704)	(1,027,534)
Other assets	—	—	(22,359)
Accounts payable	209,659	1,976,208	(1,254,196)
Accrued liabilities	987,162	1,467,469	1,734,656
Deferred revenue	4,439,518	8,815,678	12,254,417
Other long-term liabilities	56,308	(44,133)	83,959

Net cash (used in) provided by operating activities	(888,791)	3,378,005	10,130,930

Cash flows from investing activities
Purchases of property and equipment	(1,342,616)	(1,671,633)	(3,313,004)
Cash paid toward the purchase of Applied Networking	(1,729,952)	—	—
(Increase) decrease in restricted cash and deposits	(79,703)	(23,737)	(461,959)

Net cash used in investing activities	(3,152,271)	(1,695,370)	(3,774,963)

Cash flows from financing activities
Proceeds from sale of redeemable convertible preferred stock — net of issuance costs	—	9,980,076	—
Proceeds from issuance of common stock	32,499	549,000	110,375
Payments on note payable	—	(1,250,000)	(1,250,000)
Payments of issuance costs for proposed initial public offering of common stock	—	(314,400)	(961,864)

Net cash provided by (used in) financing activities	32,499	8,964,676	(2,101,489)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	29,054	46,590	(17,918)

Net increase (decrease) in cash and cash equivalents	(3,979,509)	10,693,901	4,236,560
Cash and cash equivalents, beginning of year	11,962,029	7,982,520	18,676,421

Cash and cash equivalents, end of year	$7,982,520	$18,676,421	$22,912,981

Supplemental disclosure of cash flow information
Cash paid for interest	$108	$109,092	$205,123
Noncash investing and financing activities
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$290,616	$219,084
Accretion of reedemable convertible preferred stock	$1,789,905	$1,919,366	$2,348,229
Issuance of notes payable in conjuction with the acquisition of Applied Networking	$2,191,455	$—	$—
Deferred stock offering costs included in accounts payable and accrued expenses	$—	$148,781	$135,745

See notes to consolidated financial statements.

LogMeIn, Inc.

Notes to Consolidated Financial Statements

1.	Nature of the Business

LogMeIn, Inc. (the “Company”) was originally formed as a Bermuda limited liability company in February 2003. In August 2004, the Company was reorganized as a Delaware corporation. The Company develops and markets a suite of remote access and support solutions that provide instant, secure connections between internet enabled devices. The Company’s product line includes Gravitytm, LogMeIn® Free®, LogMeIn® Pro®, LogMeIn® IT Reach®, LogMeIn® Rescue®, LogMeIn® Rescue+Mobiletm, LogMeIn® Backuptm, LogMeIn® Ignitiontm, LogMeIn® Hamachitm, and RemotelyAnywhere®. The Company is based in Woburn, Massachusetts with wholly-owned subsidiaries in Budapest, Hungary, Amsterdam, The Netherlands, and Sydney, Australia.

The Company is subject to a number of risks associated with emerging, technology-based companies. Principal among these are the risks associated with marketing the Company’s products, dependence upon key individuals, competition from larger, more financially independent competitors, and the possible need to obtain additional financing to fund future operations. The Company has funded its operations to date primarily through the sale of redeemable convertible preferred stock and cash flows from operations. The Company’s management believes that existing working capital, and the working capital that is expected to be generated from operations, will be sufficient to fund the Company’s planned operations through the next twelve months.

2.	Summary of Significant Accounting Polices

Principles of Consolidation — The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Cash Equivalents and Restricted Cash — Cash equivalents consist of highly liquid investments with an original or remaining maturity of less than three months at the date of purchase. As of December 31, 2008 cash equivalents consist of investments in money market funds which primarily invest in U.S. Treasury obligations. Cash equivalents are stated at cost, which approximates fair value.

As of December 31, 2007 and 2008, the Company had a certificate of deposit in the amount of $5,079 and $229,353, respectively, serving as security for a corporate credit card. In addition, the Company had a letter of credit of $125,000 at December 31, 2007 and 2008 from a bank. The letter of credit was issued in lieu of a security deposit on its Woburn, Massachusetts office lease. The letter of credit is secured by a certificate of deposit in the same amount which is held at the same financial institution. In November 2008, the Company entered into a new agreement to lease office space in Budapest, Hungary which required the Company to establish a security deposit with a bank in the amount of 45,359,642 HUF (which totaled $237,685 at December 31, 2008). Such amounts are classified as long-term restricted cash in the accompanying consolidated balance sheets.

Accounts Receivable — The Company reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The estimates are based on an analysis of past due receivables and historical bad debt trends. After the Company has exhausted all collection efforts, the outstanding receivable is written off against the allowance.

Activity in the allowance for doubtful accounts was as follows:

	December 31,
	2006	2007	2008

Balance, beginning	$61,741	$52,183	$55,316
Provision for bad debt	52,190	47,000	79,000
Uncollectible accounts written off	(61,748)	(43,867)	(65,050)

Balance, ending	$52,183	$55,316	$69,266

Property and Equipment — Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Estimated useful lives of assets are as follows:

Computer equipment and software	2—3 years
Office equipment	3 years
Furniture and fixtures	5 years
Leasehold Improvements	Shorter of lease term or estimated useful life

Goodwill — Goodwill is the excess of the acquisition price over the fair value of the tangible and identifiable intangible assets acquired related to the Applied Networking acquisition (See Note 4). The Company does not amortize goodwill, but performs an annual impairment test of goodwill on the last day of its fiscal year and whenever events and circumstances indicate that the carrying amount of goodwill may exceed its fair value. The Company operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. Through December 31, 2008, no impairments have occurred.

Deferred Offering Costs — Costs directly associated with the Company’s proposed initial public offering (the “Offering”) of common stock have deferred. The Company filed its initial Form S-1 with the Securities and Exchange Commission on January 11, 2008 and has continued to file amendments to Form S-1 based upon the Company’s belief that the Offering will be completed. Upon completion of the Offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholder’s deficit. If a successful offering no longer appears probable, such costs will be expensed.

Long-Lived Assets and Intangible Assets — The Company records acquired intangible assets at their respective estimated fair values at the date of acquisition. Acquired intangible assets are being amortized using the straight-line method over their estimated useful lives, which range from four to five years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is calculated as the difference between the carrying value and fair value. Through December 31, 2008, the Company believes that no impairments have occurred.

Revenue Recognition — The Company derives revenue primarily from subscription fees related to its LogMeIn premium services and from the licensing of its RemotelyAnywhere software and related maintenance.

The Company recognizes revenue from its LogMeIn premium services following the guidance of the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, the American Institute of Certified Public Accountants’ (“AICPA”) Statement of

Position (“SOP”) No. 97-2, Software Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue No. 00-03, Application of AICPA Statement of Position No. 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware, which applies when the software being provided cannot be run on another entity’s hardware or customers do not have the right to take possession of the software and use it on another entity’s hardware. Revenue is recognized on a daily basis over the subscription term as the services are delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectability is deemed probable. Subscription periods range from monthly to four years, but are generally one year in duration.

The Company recognizes revenue from the bundled delivery of its RemotelyAnywhere software product and related maintenance in accordance with the AICPA’s SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2 With Respect to Certain Transactions. As the Company does not currently have vendor-specific objective evidence of the fair value of its maintenance arrangements, the Company recognizes license and maintenance revenue ratably, on a daily basis, over the term of the maintenance contract, generally one year, when there is persuasive evidence of an arrangement, the product has been provided to the customer, the collection of the fee is probable, and the amount of fees to be paid by the customer is fixed or determinable.

The Company recognizes revenue under multi-element agreements in accordance with SAB No. 104 and SOP 97-2. The terms of these agreements typically include multiple deliverables by the Company such as subscription and professional services, including development services. Agreements with multiple element deliverables are analyzed to determine if fair value exists for each element on a stand-alone basis. If the fair value of each deliverable is determinable then revenue is recognized separately when or as the services are delivered, or if applicable, when milestones associated with the deliverable are achieved and accepted by the customer. If the fair value of any of the undelivered performance obligations cannot be determined, the arrangement is accounted for as a single element and the Company recognizes revenue on a straight-line basis over the period in which the Company expects to complete its performance obligations under the agreement.

Deferred Revenue — Deferred revenue primarily consists of billings and payments received in advance of revenue recognition. The Company primarily bills and collects payments from customers for products and services in advance on a monthly and annual basis. Deferred revenue to be recognized in the next twelve months is included in current deferred revenue, and the remaining amounts are included in long-term deferred revenue in the consolidated balance sheets.

Concentrations of Credit Risk and Significant Customers — The Company’s principal credit risk relates to its cash, cash equivalents, restricted cash, and accounts receivable. Cash, cash equivalents, and restricted cash are deposited primarily with financial institutions that management believes to be of high-credit quality. To manage accounts receivable credit risk, the Company regularly evaluates the creditworthiness of its customers and maintains allowances for potential credit losses. To date, losses resulting from uncollected receivables have not exceeded management’s expectations.

As of December 31, 2006, and for the year then ended, there were no customers that represented 10% or more of accounts receivable or revenue. As of December 31, 2007, one customer accounted for 23% of accounts receivable, and no customers accounted for more than 10% of revenue for the year then ended. As of December 31, 2008, and for the year then ended, there were no customers that represented 10% or more of accounts receivable or revenue.

Research and Development — Research and development expenditures are expensed as incurred.

Software Development Costs — The Company accounts for software development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet its internal needs, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, and SOP No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. The Company has determined that technological feasibility of its software products and the software component of its solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet the Company’s internal needs have not been material.

Foreign Currency Translation — The financial statements of the Company’s foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of operations outside the United States of America is deemed to be the currency of the local country. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into United States dollars using the period-end exchange rate, and income and expense items are translated using the average exchange rate during the period. Cumulative translation adjustments are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are charged to operations. The Company had foreign currency transaction losses of $110,519 for the year ended December 31, 2008. Foreign currency transaction gains and losses were insignificant for all other periods presented.

Stock-Based Compensation — Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123R”) which supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that stock-based compensation be measured and recognized as an expense in the financial statements and that such expense be measured at the grant date fair value. The Company adopted SFAS No. 123R using the prospective transition method, which requires compensation expense to be recognized on a prospective basis, and therefore, prior period financial statements have not been restated. Compensation expense recognized relates to stock options granted, modified, repurchased or cancelled on or after January 1, 2006. Stock options granted to employees prior to that time continue to be accounted for using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the date compensation is measured, generally the grant date, and the price an employee must pay to exercise the award.

Income Taxes — Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carryforwards and credits using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized. The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Prior to January 1, 2007, these reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of such loss was reasonably determinable. As of January 1, 2007 the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”). As a result, reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. Through December 31, 2008, the Company has not identified any material uncertain tax positions for which reserves would be required, and adoption of FIN No. 48 did not have an effect on the consolidated financial statements.

Advertising Costs — The Company expenses advertising costs as incurred. Advertising expense for the years ended 2006, 2007 and 2008, was approximately $4,419,000, $9,101,000 and $11,688,000 respectively, which consisted primarily of online paid searches and banner advertising and is included in sales and marketing expense in the accompanying consolidated statements of operations.

Comprehensive Income (Loss) — Comprehensive income (loss) is the change in stockholders’ deficit during a period relating to transactions and other events and circumstances from non-owner sources and currently consists of net loss and foreign currency translation adjustments.

Segment Data — Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment. The Company does not disclose geographic information for revenue and long lived assets as it is impractical to calculate revenue by geography and aggregate long lived assets located outside the United States do not exceed 10% of total assets.

Net Loss Attributable to Common Stockholders Per Share — The Company follows EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement 128 (“EITF 03-06”), which established standards regarding the computation of net income (loss) per share by companies that have issued securities other than common stock that contractually entitle the holders to participate in dividends and earnings of the company. EITF 03-06 requires earnings available to common shareholders for the period, after a deduction for preferred stock accretion, to be allocated between common and convertible securities based upon their respective rights to receive dividends. Basic net income (loss) attributable to common stockholders per share is computed using the if-converted method by dividing the net income (loss) attributable to common shareholders by the weighted average number common shares and participating convertible securities outstanding for the period. For periods in which the Company has reported net losses, diluted net loss per common share is the same as basic net (loss) per common share, since the Company’s preferred stock does not participate in losses. EITF 03-06 does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the weighted average shares outstanding used in computing basic net income per share amounts to be disclosed within the consolidated statements of operations would include only the Company’s common stock.

The following potential common shares were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact.

	Years Ended December 31,
	2006	2007	2008

Options to purchase common stock	2,183,950	3,046,000	3,209,650
Conversion of redeemable convertible preferred stock	11,471,634	12,360,523	12,360,523

Total options and conversion of convertible preferred stock	13,655,584	15,406,523	15,570,173

Guarantees and Indemnification Obligations — As permitted under Delaware law, the Company has agreements whereby the Company indemnifies certain of its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. As permitted under Delaware law, the Company also has similar indemnification obligations under its certificate of incorporation and by-laws. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director’s and officer’s insurance coverage that the Company believes limits its exposure and enables it to recover a portion of any future amounts paid.

The Company’s agreements with customers generally require the Company to indemnify the customer against claims in which the Company’s products infringe third-party patents, copyrights, or trademarks and indemnify against product liability matters. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Through December 31, 2008, the Company had not experienced any losses related to these indemnification obligations and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Valve Measurements, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 for financial assets and liabilities on

January 1, 2008 which did not have a material impact on its financial statements. The Company adopted SFAS No. 157 for non-financial assets and liabilities on January 1, 2009 and there was no quantitative impact due to the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 allows entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS No. 159 on January 1, 2008 and did not designate any financial instruments for fair value accounting under this standard, and therefore, the adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The Company adopted SFAS No. 141(R) on January 1, 2009. Except for certain tax adjustments for prior business combinations, the impact of adopting SFAS No. 141(R) will be limited to business combinations occurring after January 1, 2009.

3.	Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short maturities. The Company applies the provisions of SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States and expands disclosure about fair value measurements. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2: Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table summarizes the basis used to measure certain of the Company’s financial assets that are carried at fair value:

Basis of Fair Value Measurement
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Items	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents — money market funds	$19,322,320	$19,322,320	$—	$—

4.	Acquisition

On July 26, 2006, the Company purchased substantially all of the assets of Applied Networking, Inc., a Canadian corporation, in order to expand the Company’s product and service offerings and customer base. In connection with the acquisition, the Company acquired the patent-pending Hamachi technology, a virtual private networking service. The operating results of Applied Networking, Inc., are included in the consolidated financial statements beginning on the acquisition date. The operations of Applied Networking, Inc. prior to the acquisition were negligible.

The purchase price was $4,190,000, payable in three installments as follows:

July 26, 2006	$1,690,000
July 26, 2007	1,250,000
July 26, 2008	1,250,000

Total	$4,190,000

The Company recorded the 2007 and 2008 installment payments as a note payable at the net present value of $2,191,455 based upon an imputed interest rate of 9.25% per annum. The discount of $308,545 was amortized into interest expense over the term of the note payable.

The Company allocated the purchase price, including transaction costs of $39,952, to the acquired tangible and intangible assets based upon their estimated fair value as determined by the use of a valuation prepared by a third party independent appraisal firm, Shields & Company, Inc., using assumptions provided by management. The allocation was as follows:

Description	Amount

Goodwill	$615,299
Trademark	635,506
Customer base	1,003,068
Software	298,977
Technology	1,361,900
Property and equipment	6,657

Total allocable purchase price (net of discount on notes payable)	$3,921,407

The excess of the purchase price over the fair value of the identifiable net assets acquired of $615,299 was allocated to goodwill and relates to synergies associated with the Company being able to leverage its existing sales capacity with respect to the acquired product, customer base, and market. All of the goodwill will be deductible for tax purposes. The identifiable intangibles are being amortized using the straight-line method over their estimated lives of four to five years.

5.	Intangible Assets

Acquired intangible assets consist of the following:

		December 31, 2007			December 31, 2008
	Estimated	Gross			Gross
	Useful	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Life	Amount	Amortization	Amount	Amount	Amortization	Amount

Identifiable intangible assets:
Trademark	5 years	$635,506	$181,801	$453,705	$635,506	$308,902	$326,604
Customer base	5 years	1,003,068	286,951	716,117	1,003,068	487,564	515,504
Software	4 years	298,977	106,911	192,066	298,977	181,656	117,321
Technology	4 years	1,361,900	487,004	874,896	1,361,900	827,479	534,421

		$3,299,451	$1,062,667	$2,236,784	$3,299,451	$1,805,601	$1,493,850

The Company is amortizing the acquired intangible assets on a straight-line basis over the estimated useful lives noted above. Amortization expense for intangible assets was $742,934 for each of the years ended December 31, 2007 and 2008. Amortization relating to software and technology is recorded within cost of revenues and the amortization of trademark and the customer base is recorded within operating expenses. Future estimated amortization expense for intangible assets is as follows at December 31, 2008:

Years Ending December 31

2009	$742,934
2010	$564,238
2011	$186,678

6.	Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2007	2008

Computer equipment and software	$2,929,888	$5,629,204
Office equipment	373,303	502,806
Furniture & fixtures	619,096	822,225
Leasehold improvements	124,118	204,881
Construction in progress	—	94,780

Total Property and equipment	4,046,405	7,253,896
Less accumulated depreciation and amortization	(1,785,327)	(3,253,399)

Property and equipment, net	$2,261,078	$4,000,497

Construction in progress consists principally of leasehold improvements and other related costs associated with the Company’s new office in Budapest, Hungary. The office is scheduled to be occupied during July 2009.

Depreciation expense for property and equipment was $485,981, $961,421, and $1,660,123 for the years ended December 31, 2006, 2007 and 2008, respectively.

7.	Note Payable

Note payable consisted of the remaining purchase price payments associated with the Company’s acquisition of Applied Networking in July 2006 (see Note 4).

	December 31,
	2007	2008

Note payable	$1,192,321	$—
Less: current portion	1,192,321	—

Long-term portion	$—	$—

The remaining unamortized discount on the note was $57,679 and $0 as of December 31, 2007 and 2008. The Company recorded $161,238 and $57,679 of interest expense related to the note payable during the years ended December 31, 2007 and 2008, respectively. The note payable was unsecured and the final payment of $1,250,000 was due and paid in July 2008.

8.	Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2007	2008

Marketing programs	$92,901	$855,038
Payroll and payroll related	1,336,757	2,346,304
Professional fees	222,906	214,422
Legal settlements	300,000	—
Other accrued expenses	1,283,724	1,782,079

Total accrued liabilities	$3,236,288	$5,197,843

9.	Income Taxes

The domestic and foreign components of loss before provision for income taxes were as follows:

	Year Ended December 31,
	2006	2007	2008

Domestic	$(6,717,862)	$(9,136,869)	$(5,900,148)
Foreign	16,844	132,642	620,108

Total	$(6,701,018)	$(9,004,227)	$(5,280,040)

The provision for income taxes is as follows:

	Year Ended December 31,
	2006	2007	2008

Current
Federal	$—	$—	$—
State	—	5,853	19,489
Foreign	—	19,775	85,848

Total	$—	$25,628	$105,337

Deferred
Federal	$—	$24,629	$16,668
State	—	—	—
Foreign	—	—	—

Total	$—	$24,629	$16,668

Total provision for income taxes	$—	$50,257	$122,005

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	For the Years Ended
	December 31,
	2006	2007	2008

Statutory tax rate	34.0%	34.0%	34.0%
Increase in valuation allowance	(33.3)%	(33.8)%	(29.8)%
Impact of permanent differences	(0.3)%	(1.1)%	(10.7)%
Foreign tax rate differential	(0.4)%	0.4%	1.6%
Research and development credits	—%	0.8%	5.2%

Effective tax rate	0.0%	0.3%	0.3%

The Company’s deferred tax assets related to temporary differences and operating loss carryforwards are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Net operating loss carryforwards	$7,838,000	$7,678,000
Deferred revenue	876,000	1,801,000
Amortization	270,000	464,000
Depreciation	12,000	36,000
Research and development credit carryforwards	103,000	384,000
Bad debt reserves	22,000	28,000
Stock compensation associated with non-qualified awards	92,000	599,000
Other	402,000	550,000

Total deferred tax assets	9,615,000	11,540,000
Deferred tax asset valuation allowance	(9,640,000)	(11,582,000)

Net deferred tax liability	$(25,000)	$(42,000)

The Company recorded a deferred income tax provision of $24,629 and $16,668 for the years ended December 31, 2007 and 2008, respectively, related to the different book and tax treatment for goodwill. For tax purposes, goodwill is subject to annual amortization, while goodwill is not amortized for book purposes. The deferred tax liability of approximately $25,000 and $42,000 at December 31, 2007 and 2008 is included in the Company’s consolidated balance sheets within other long-term liabilities.

The Company has provided a valuation allowance for the full amount of its deferred tax assets at December 31, 2007 and 2008, as it is not more than likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The increase in the valuation allowance of $2,684,000 and $3,672,000 for the years ended December 31, 2006 and 2007, respectively, is primarily attributable to increases in the net operating loss carryforwards and deferred tax assets associated with deferred revenue. The increase in the valuation allowance of $1,942,000 for the year ended December 31, 2008 is primarily attributable to increases in deferred tax assets associated with deferred revenue and stock compensation expense.

As of December 31, 2008, the Company had domestic federal and state net operating loss carryforwards of approximately $19,249,000 and $18,074,000, respectively, which expire at varying dates through 2028 for federal purposes and primarily through 2013 for state income tax purposes. The Company also has federal and state research and development credit carryforwards of $103,000 and $384,000, at December 31, 2007 and 2008, respectively, which are available to offset future federal and state taxes and expire through 2028.

The IRS code Sections 382 and 383, and similar state regulations, contain provisions that may limit the net operating loss carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, as defined, the amount of the net operating loss carryforwards that the Company may utilize in any one year may be limited. The Company has completed several financings since its inception, which when combined with the purchasing shareholders’ subsequent disposition, may have resulted in a change in control as defined by Section 382, or could result in a change in control in the future.

On January 1, 2007, the Company adopted the provisions of FIN 48. The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company’s income tax returns since inception are open to examination by federal, state, and foreign tax authorities. The Company has no amount recorded for any unrecognized tax benefits as of January 1, 2007, December 31, 2007 or December 31, 2008, nor did the Company record any amount for the implementation of FIN 48. The Company’s policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the years ended 2006, 2007 and 2008, the Company did not recognize any interest or penalties in its statements of operations and there are no accruals for interest or penalties at December 31, 2007 or 2008.

10.	Redeemable Convertible Preferred Stock

In October 2004, the Company issued 9,967,217 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at a price of $0.5795 per share for cash proceeds of $5,776,003, before issuance costs of $759,549. Additionally, outstanding promissory notes and accrued interest of $3,235,191 were converted into 5,582,728 shares of Series A Preferred Stock and 1,708,000 shares of common stock were exchanged for 1,414,738 shares of Series A Preferred Stock. The Company also issued 45,730 shares of Series A Preferred Stock in exchange for certain services to an employee and recorded the fair value of the shares issued of $26,500 as compensation expense during the year ended December 31, 2004.

In December 2005, the Company issued 11,668,703 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) at a price of $0.815 per share for cash proceeds of $9,509,997, before issuance costs of $118,966.

In December 2007, the Company issued 2,222,223 shares of Series B-1 redeemable convertible preferred stock (“Series B-1 Preferred Stock”) at a price of $4.50 per share for cash proceeds of $10,000,004, before issuance costs of $19,928.

The terms and conditions of the Series A, B and B-1 Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Dividends — The holders of Series A, B and B-1 Preferred are entitled to cumulative dividends at the annual rate, without compounding, of $0.0464, $0.0652 and $0.36 per share, respectively, from the date of issuance of the applicable share of Preferred Stock. Dividends accrue, whether or not declared, are cumulative and are payable upon redemption. No dividends have been declared through December 31, 2008.

Liquidation — Upon the liquidation, dissolution or winding-up of the Company (including any deemed liquidation events, as defined in the Company’s certificate of incorporation, as amended), each holder of Series A, B and B-1 Preferred Stock is entitled to receive a payment equal to $0.5795, $0.8150 and $4.50 per share, respectively, plus any declared but unpaid dividends. If the assets available for distribution to the holders of Preferred Stock are not sufficient to pay the holders the full liquidation preference to which they are entitled, the holders of Preferred Stock will share ratably in the distribution of the assets available. The merger or consolidation of the Company into or with another company or the sale of all or substantially all of the assets of the Company may be deemed to be a liquidation, dissolution, or winding-up of the Company, unless the holders of Preferred Stock elect to the contrary.

Voting — The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by each holder are then convertible.

Conversion — Each share of Preferred Stock is convertible at any time at the option of the holder. The conversion price is $1.44875 per share for the Series A Preferred Stock, $2.0375 per share for the Series B Preferred Stock, and $11.25 per share for the Series B-1 Preferred Stock, as may be adjusted for certain defined events. Conversion to common stock shall be mandatory upon the earlier of (i) the closing of the sale of shares of common stock to the public at a price (the “Price to Public”) of at least $10.1875 per share, subject to certain adjustments, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of gross proceeds to the Company (a “Qualified IPO”) or (ii) a date specified by vote or written consent of the holders of at least (A) 60% of the voting power of the then outstanding shares of Preferred Stock; (B) a majority of the Series B Preferred Stock and (C) a majority of the Series B-1 Preferred Stock. Notwithstanding the above, in the event the Price to Public in a Qualified IPO is less than $11.25 per share, subject to certain adjustments, the then effective Series B-1 Conversion Price shall automatically be decreased immediately prior to the conversion to a price equal to the Price to Public, subject to certain adjustments. The effect of this contingent beneficial conversion feature will be recorded upon conversion.

Redemption — The Preferred Stock is redeemable by the Company, at the request of holders of at least 60% of the outstanding shares of Preferred Stock, on or after December 26, 2011, at a per share price of $0.5795 for the Series A Preferred Stock, $0.8150 for the Series B Preferred Stock and $4.50 for the Series B-1 Preferred Stock, subject to certain adjustments plus any accrued and unpaid dividends, whether or not declared. The Preferred Stock is redeemable in three annual installments commencing 60 days from the redemption date. The Company is accreting the Preferred Stock to its redemption value over the period from issuance to December 26, 2011, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date. The Company recorded dividends and related accretion of issuance costs using the effective interest method through a charge to stockholders’ deficit of $1,789,905, $1,919,366, and $2,348,229 for the years ended December 31, 2006, 2007, and 2008, respectively.

Investor Rights — The holders of Preferred Stock have certain rights to register shares of common stock received upon conversion of such instruments under the Securities Act of 1933 pursuant to an investor rights agreement. These holders are entitled, if the Company registers common stock, to include their shares of common stock in such registration; however, the number of shares which may be registered thereby is subject to limitation by the underwriters. The investors will also be entitled to unlimited piggyback registration rights of registrations of the Company, subject to certain limitations. The Company will bear all fees, costs and expenses of these registrations, other than underwriting discounts and commission.

11.	Stockholders’ Deficit

Common Stock — The Company has authorized 20,022,752 shares of common stock with a $0.01 par value per share as of December 31, 2008. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as declared by the Board of Directors, subject to the prior rights of preferred stockholders.

In September 2004, the Company entered into stockholder agreements with holders of 1,514,000 shares of common stock, whereby if the stockholders’ employment is terminated, the Company has the right to repurchase any unvested shares at $0.01 per share. The shares of the common stock became fully vested in September 2006. The Company has recorded stock-based compensation of $6,358 for the year ended December 31, 2006 for the difference between the original issuance price and the repurchase price of the shares.

Common Stock Reserved — As of December 31, 2007 and 2008, the Company has reserved the following number of shares of common stock for the potential conversion of Preferred Stock and the exercise of stock options:

	Number of shares as of
	December 31,	December 31,
	2007	2008

Conversion of Series A Preferred Stock	6,804,160	6,804,160
Conversion of Series B Preferred Stock	4,667,474	4,667,474
Conversion of Series B-1 Preferred Stock(1)	888,889	888,889
Common stock options	3,370,232	3,281,932

Total reserved	15,730,745	15,642,445

(1)	Does not include any additional shares issuable in the event the per share price in a qualified IPO is less than $11.25 per share.

12.	Stock Option Plan

In September 2004, the Company adopted the 2004 Equity Incentive Plan as amended in December 2005, and in January 2007, the Company adopted the 2007 Stock Incentive Plan (collectively, the “Plans”). As of December 31, 2008, the Company has authorized 3,853,432 shares of the common stock under the Plans for issuance to employees, directors and consultants. Grants under the Plans may be incentive stock options or nonqualified stock options or awards. The Plans are administered by the Board of Directors, which has the authority to designate participants and determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. Options generally vest over a four-year period and expire ten years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Plans. There are 324,232 and 72,282 shares available for grant under the Plans as of December 31, 2007 and 2008, respectively.

The Company generally issues previously unissued shares of common stock for the exercise of stock options. The Company received $32,499, $549,000 and $110,375 in cash from stock option exercises during the years ended December 31, 2006, 2007 and 2008, respectively. The Company’s Board of Directors estimated the fair value of the Company’s common stock, with input from management, as of the date of each stock option grant, which typically occurred quarterly during the years ended December 31, 2004 and 2005. As there has been no public market for the Company’s common stock, the Board of Directors estimated the fair value of common stock by considering a number of objective and subjective factors, including the original sale price of common stock prior to any preferred financing rounds, the per share value of any preferred financing rounds, the amount of preferred stock liquidation preferences, peer group trading multiples, the illiquid nature of the Company’s common stock and the Company’s size and lack of historical profitability.

In July 2006, the Company obtained a fair market valuation from an independent valuation specialist which employed the probability-weighted expected return method for the valuation report. In July 2007, the Company obtained an updated fair market valuation report from the specialist that utilized both the probability-weighted expected return method and the current value method. In December 2007, in connection with the Company’s proposed initial public offering, the Company’s Board of Directors decided to reassess the fair value of its common stock as of January 24, 2007, April 27, 2007, and August 3, 2007. As part of this reassessment, the Board of Directors obtained a retrospective fair market valuation from the specialist which employed an option-pricing method to determine the fair value of the Company’s common stock as of these dates. The Company has also obtained a fair market valuation report from the specialist which employed an option-pricing method of its common stock as of September 30, 2007, November 21, 2007, January 17, 2008, April 16, 2008, July 17, 2008, October 20, 2008, and as of February 4, 2009. The Board of Directors considered the independent fair market valuation reports, including the retrospective reports, and various objective and subjective factors in estimating the fair value of the Company’s common stock for stock option grants in 2006, 2007, and 2008.

On April 18, 2008, the Company’s Board of Directors authorized a plan to amend certain stock options issued on April 27, 2007 to increase the exercise price of such stock options from $1.25 per share to $5.60 per share. As part of these amendments, the Company will compensate the affected option holders of 80,000 options for the difference in the exercise prices upon the vesting of the options with a cash bonus payment. The amendment resulted in a stock option modification under SFAS No. 123R. A liability of $348,000 for cash bonuses is being recorded over the vesting period of the options of which $64,696 will be recorded as a reduction to additional paid-in capital and $283,304 as stock-based compensation. The Company recorded a liability of $257,520 for cash bonuses which is included in accrued expenses as of December 31, 2008, and recorded additional stock compensation expense of $209,291 during the year ended December 31, 2008 and a decrease to additional paid in capital of $48,229.

The following table summarizes stock option grants issued between January 1, 2006 and February 5, 2009.

	Number of Shares	Per Share	Est. Fair	Weighted Ave
	Subject to	Exercise Price	Value of	Est. Fair Value
	Options Granted	of Option	Common Stock(1)	of Option(2)

April 27, 2006	8,000	$1.25	$0.88	$0.55
July 20, 2006	396,400	$1.25	$0.88	$0.58
October 26, 2006	118,000	$1.25	$0.88	$0.55
January 24, 2007	659,000	$1.25	$2.73	$2.20
April 27, 2007	94,000	$1.25	$5.60	$5.05
August 3, 2007	69,000	$9.28	$8.65	$6.65
November 5, 2007	100,000	$9.65	$9.65	$7.43
November 21, 2007	498,000	$9.65	$9.35	$7.35
January 17, 2008	214,000	$10.75	$10.75	$7.60
April 18, 2008(3)	53,800	$11.40	$11.23	$8.10
July 17, 2008	95,000	$11.40	$11.25	$7.75
October 23, 2008	22,000	$11.78	$11.78	$7.98
February 5, 2009	58,000	$10.08	$10.08	$6.75

(1)	The per share estimated fair value of common stock represents the determination by our Board of Directors of the fair value of our common stock on the date of grant, as determined taking into account our most recent available independent common stock valuation

(2)	The per share estimated fair value of option was estimated at grant date using the Black -Scholes option pricing model

(3)	Excludes the modification on April 18, 2008 to stock options previously granted on April 27, 2007 to increase the exercise price to $5.60 per share.

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock option grants. The Company estimates the expected volatility of its common stock at the date of grant based on the historical volatility of comparable public companies over the option’s expected term. The Company estimates expected term based on historical exercise activity and giving consideration to the contractual term of the options, vesting schedules, employee turnover, and expectation of employee exercise behavior. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical employee turnover data is used to estimate pre-vesting option forfeiture rates. The compensation expense is amortized on a straight-line basis over the requisite service period of the options, which is generally four years. The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of stock option grants. The Company estimates the expected volatility of its common stock at the date of grant based on the historical volatility of comparable public companies over the option’s expected term. The Company estimates expected term based on historical exercise activity and giving consideration to the contractual term of the options, vesting schedules, employee turnover, and expectation of employee exercise behavior. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical employee turnover data is used to estimate pre-vesting option forfeiture rates. The compensation expense is amortized on a straight-line basis over the requisite service period of the options, which is generally four years.

The Company used the following assumptions to apply the Black-Scholes option-pricing model:

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2008

Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.40% - 4.93%	2.52% - 3.33%
Expected term (in years)	2.00 - 6.25	5.54 - 6.25
Volatility	90%	75% - 80%

The following table summarizes stock option activity, including performance-based options:

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Shares	Exercise	Term	Intrinsic
	Options	Price	(Years)	Value

Outstanding, January 1, 2008	3,046,000	$3.08	8.3	$19,275,075

Granted(1)	464,800	10.13
Exercised	(88,300)	1.25		900,928

Forfeited(1)	(212,850)	2.88

Outstanding, December 31, 2008	3,209,650	4.18	7.6	24,426,411

Exercisable at December 31, 2008	1,682,900	2.48	6.9	15,637,516

Vested or expected to vest at December 31, 2008(2)	2,990,692	4.03	7.5	23,165,825

(1)	Includes 80,000 stock options modified by the Company’s Board of Directors on April 18, 2008 to increase the exercise price from $1.25 per share to $5.60 per share

(2)	In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated forfeiture rate to the unvested options

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2007 and 2008, of $9.35 and $11.78, per share respectively, or at time of exercise, and the exercise price of the options.

The weighted average grant date fair value of stock option issued or modified was $0.58, $4.78 and $7.73 per share for the years ended December 31, 2006, 2007 and 2008, respectively.

Compensation cost of $68,425, $514,568, and $2,748,925 was recognized for stock-based compensation for the years ended December 31, 2006, 2007 and 2008, respectively.

Under the provisions of SFAS No. 123R, the Company recognized stock based compensation expense within the accompanying consolidated statement of operations as summarized in the following table:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Cost of revenue	$2,008	$10,283	$63,580
Research and development	5,130	105,030	418,683
Selling and marketing	28,394	177,035	962,302
General and administrative	26,535	222,220	1,304,360

	$62,067	$514,568	$2,748,925

As of December 31, 2008 there was approximately $6,436,000 of total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested stock option grants which are expected to be recognized over a weighted average period of 1.5. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

Of the total stock options issued subject to the Plans, certain stock options have performance-based vesting. These performance-based options granted during 2004 and 2007 were generally granted at-the-money, contingently vest over a period of two to four years depending upon the nature of the performance goal, and have a contractual life of ten years.

These performance-based options are summarized below:

		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Shares	Exercise	Term	Intrinsic
	Options	Price	(Yrs.)	Value

Outstanding, January 1, 2008	718,000	$1.25	7.5	$5,815,800
Granted	0
Exercised	0
Forfeited	0

Outstanding, December 31, 2008	718,000	1.25	6.5	7,556,950

Exercisable at December 31, 2008	493,000	1.25	6.0	5,188,825

Options vested or expected to vest at December 31, 2008(1)	718,000	1.25	6.5	7,556,950

(1)	In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated performance option forfeiture rate to the unvested options.

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2007 and 2008, of $9.35 and $11.78 per share, respectively, and the exercise price of the options.

The performance based options issued during 2004 vested during 2006. The Company did not record compensation expense at the time services were provided due to the exercise price of these options exceeding the fair value of the common stock at each measurement date. The remaining 180,000 performance based options were granted during 2007 and vest upon the completion of a successful initial public offering, as defined. The Company will record compensation expense of approximately $338,000 immediately following the initial public offering.

13.	401(k) Plan

On January 1, 2007, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan is available to all employees upon employment and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company may contribute to the plan at the discretion of the Board of Directors. The Company has not made any contributions to the plan through December 31, 2008.

14.	Commitments and Contingencies

Operating Leases — The Company has operating lease agreements for offices in Massachusetts, Hungary, The Netherlands and Australia that expire in 2009 through 2014. The lease agreement for the Massachusetts office requires a security deposit of $125,000 in the form of a letter of credit which is collateralized by a certificate of deposit in the same amount. The lease agreement for the Hungarian office requires a security deposit, which totaled approximately $238,000 at December 31, 2008. The certificate of deposit and the security deposit are classified as restricted cash (see Note 2). The Massachusetts, The Netherlands, and Budapest, Hungary leases contain termination options which allow the Company to terminate the leases pursuant to certain lease provisions.

Rent expense under these leases was approximately $370,000, $560,000 and $1,270,000 for the years ended December 31, 2006, 2007 and 2008, respectively. The Company records rent expense on a straight-line basis for leases with scheduled escalation clauses or free rent periods.

The Company also enters into hosting services agreements with third-party data centers and internet service providers that are subject to annual renewal. Hosting fees incurred under these arrangements aggregated approximately $326,000, $934,000 and $1,398,000 for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under non-cancelable operating leases including one year commitments associated with the Company’s hosting services arrangements are approximately as follows at December 31, 2008:

2009	$2,356,000
2010	2,033,000
2011	2,053,000
2012	2,032,000
2013	1,007,000
Thereafter	71,000

Total minimum lease payments	$9,552,000

Litigation — During 2007 and through May 22, 2008, the Company settled three patent infringement lawsuits for an aggregate amount of $2,825,000. In each settlement, the plaintiff dismissed the action with prejudice and all parties provided mutual releases from claims arising from or related to the patent or patents at issue. The Company recorded $2,225,000 and $600,000 related to these lawsuits in the years ended December 31, 2007, and 2008, respectively.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on the Company’s consolidated financial statements.

15.	Related Party

In December 2007, the Company entered into a strategic agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of the multi-year agreement, the Company is adapting its service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the service to its customers. Intel pays the Company a minimum license and service fee on a quarterly basis during the multi-year term of the agreement. The Company began recognizing revenue associated with the Intel service and marketing agreement upon receipt of acceptance in the quarter ended September 30, 2008. In addition, the Company and Intel will share revenue generated by the use of the service by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of our Series B-1 redeemable convertible preferred stock for $10,000,004.

As of December 31, 2007 the Company had a receivable outstanding for $750,000 relating to this agreement. At December 31, 2008 Intel owed the Company approximately $150,000 recorded as a non-trade receivable relating to this agreement. The Company recognized $3,036,000 of revenue relating to this agreement for the year ended December 31, 2008. As of December 31, 2008, the Company had recorded $3,214,000 related to this agreement as deferred revenue of which $2,143,000 was classified as long term deferred revenue.

16.	Subsequent Events

Stock Split — On June 25, 2009, the Company effected a 1-for-2.5 reverse stock split of its common stock. All common shares and per common share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

Common Shares Authorized — On June 9, 2009, the Company’s Board of Directors approved a Restated Certificate of Incorporation to be effective upon the closing of the Company’s initial public offering. This Restated Certificate of Incorporation, among other things, increases the Company’s authorized common shares to 75,000,000.

Equity Incentive Plan — On June 9, 2009, the Company’s Board of Directors approved the 2009 Equity Incentive Plan to be effective upon the closing of the Company’s initial public offering. A total of 800,000 shares of common stock, subject to increase on an annual basis, are reserved for future issuance under the plan.

Intellectual Property Claim — On June 3, 2009, the Company learned that PB&J Software, LLC, or PB&J, had filed a complaint on June 2, 2009 that named the Company and four other companies as defendants in a lawsuit in the U.S. District Court for the District of Minnesota (Civil Action No. 09-cv-206-JMR/SRN). The complaint has not been served on the Company, nor has it received any communication from PB&J. The complaint alleges that the Company has infringed U.S. Patent No. 7,310,736, which allegedly is owned by PB&J and has claims directed to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. The complaint seeks damages in an unspecified amount and injunctive relief. The Company is investigating these allegations and believes that it has meritorious defenses to the claim. If the Company is served with the complaint, it intends to defend the lawsuit vigorously.

Intel Relationship — In June 2009, the Company entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which the Company will pay Intel specified royalties with respect to subscriptions to our products that incorporate the Intel technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to the Company under this agreement, the Company will pay Intel specified fees.

LogMeIn, Inc.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$22,912,981	$121,007,148
Accounts receivable (net of allowance for doubtful accounts of approximately $69,000 and $88,000 as of December 31, 2008 and September 30, 2009, respectively)	4,700,616	4,430,369
Prepaid expenses and other current assets (including $149,578 and $49,584 of non-trade receivable due from related party at December 31, 2008 and September 30, 2009, respectively)	1,665,305	2,123,999

Total current assets	29,278,902	127,561,516
Property and equipment, net	4,000,497	5,066,888
Restricted cash	592,038	602,472
Acquired intangibles, net	1,493,850	936,649
Goodwill	615,299	615,299
Deferred offering costs	1,412,009	—
Other assets	22,359	32,035

Total assets	$37,414,954	$134,814,859

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,504,448	$1,971,715
Accrued liabilities	5,197,843	6,577,119
Deferred revenue, current portion	25,257,316	29,804,637

Total current liabilities	31,959,607	38,353,471
Deferred revenue, net of current portion	3,101,095	2,159,114
Other long-term liabilities	130,358	490,726

Total liabilities	35,191,060	41,003,311

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, par value $0.01 per share; 30,901,343 and 5,000,000 shares authorized at December 31, 2008 and September 30, 2009;
Series A — designated, issued, and outstanding 17,010,413 and 0 at December 31, 2008 and September 30, 2009	12,500,967	—
Series B — designated 11,668,707 and 0 shares; issued and outstanding 11,668,703 and 0 shares at December 31, 2008 and September 30, 2009	11,628,984	—
Series B-1 — designated, issued, and outstanding 2,222,223 and 0 shares at December 31, 2008 and September 30, 2009	10,713,318	—

Total redeemable convertible preferred stock	34,843,269	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value — 20,022,752 and 75,000,000 shares authorized as of December 31, 2008 and September 30, 2009, respectively; 3,980,278 and 22,203,101 shares outstanding as of December 31, 2008 and September 30, 2009, respectively	39,803	222,031
Additional paid-in capital	311,048	120,096,026
Accumulated deficit	(32,980,213)	(26,657,084)
Accumulated other comprehensive income	9,987	150,575

Total stockholders’ equity (deficit)	(32,619,375)	93,811,548

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$37,414,954	$134,814,859

See notes to unaudited condensed consolidated financial statements.

LogMeIn, Inc.

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009

Revenue (including $1,518,000, $1,485,000, $1,518,000 and $4,521,000 from a related party during the three and nine months ended September 30, 2008 and 2009, respectively)	$14,385,860	$18,970,752	$35,727,057	$54,174,989
Cost of revenue	1,575,787	1,909,976	4,292,382	5,507,722

Gross profit	12,810,073	17,060,776	31,434,675	48,667,267

Operating expenses
Research and development	3,281,107	3,578,728	8,987,026	9,487,212
Sales and marketing	7,865,278	9,059,326	23,406,449	26,378,524
General and administrative	1,579,634	2,344,130	4,848,403	5,786,568
Legal settlements	—	—	600,000	—
Amortization of acquired intangibles	81,929	81,929	245,786	245,787

Total operating expenses	12,807,948	15,064,113	38,087,664	41,898,091

Income (loss) from operations	2,125	1,996,663	(6,652,989)	6,769,176
Interest income	68,908	42,311	259,790	68,351
Interest expense	(7,477)	(294)	(57,946)	(1,480)
Other expense	(19,634)	(140,979)	(104,462)	(300,897)

Income (loss) before income taxes	43,922	1,897,701	(6,555,607)	6,535,150
Provision for income taxes	(34,455)	(47,846)	(89,007)	(212,021)

Net income (loss)	9,467	1,849,855	(6,644,614)	6,323,129
Accretion of redeemable convertible preferred stock	(587,057)	(49,084)	(1,761,172)	(1,311,225)

Net income (loss) attributable to common stockholders	$(577,590)	$1,800,771	$(8,405,786)	$5,011,904

Net income (loss) attributable to common stockholders per share:
Basic	$(0.15)	$0.08	$(2.15)	$0.28
Diluted	$(0.15)	$0.07	$(2.15)	$0.27
Weighted average shares outstanding:
Basic	3,934,043	21,372,510	3,918,617	9,857,792
Diluted	3,934,043	23,472,881	3,918,617	11,675,094

See notes to unaudited condensed consolidated financial statements.

LogMeIn, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2008	2009

Cash flows from operating activities
Net income (loss)	$(6,644,614)	$6,323,129
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,693,021	2,278,525
Provision for bad debts	54,000	85,000
Deferred income tax expense	12,539	12,390
Stock-based compensation	2,020,282	2,115,522
Loss on disposal of equipment	—	1,006
Discount on note payable	57,679	—
Changes in assets and liabilities:
Accounts receivable	(1,481,371)	185,247
Prepaid expenses and other current assets	(783,658)	(458,694)
Other assets	(18,311)	(9,676)
Accounts payable	(854,155)	478,625
Accrued liabilities	1,277,872	1,474,079
Deferred revenue	10,616,528	3,605,340
Other long-term liabilities	81,726	347,978

Net cash provided by operating activities	6,031,538	16,438,471

Cash flows from investing activities
Purchases of property and equipment	(2,629,423)	(2,927,539)
Increase in restricted cash and deposits	(403,018)	(2,724)

Net cash used in investing activities	(3,032,441)	(2,930,263)

Cash flows from financing activities
Proceeds from issuance of common stock in connection with initial public offering, net of issuance costs of $1,273,000	—	84,286,993
Payments of issuance costs for proposed initial public offering of common stock	(808,373)	—
Proceeds from issuance of common stock	53,375	166,088
Payments on note payable	(1,250,000)	—

Net cash (used in) provided by financing activities	(2,004,998)	84,453,081

Effect of exchange rate changes on cash and cash equivalents and restricted cash	174	132,878

Net increase in cash and cash equivalents	994,273	98,094,167
Cash and cash equivalents, beginning of period	18,676,421	22,912,981

Cash and cash equivalents, end of period	$19,670,694	$121,007,148

Supplemental disclosure of cash flow information
Cash paid for interest	$202,710	$1,766
Noncash investing and financing activities
Purchases of property and equipment included in accounts payable and accrued liabilities	$524,799	$80,265
Accretion of reedemable convertible preferred stock	$1,761,172	$1,311,226
Deferred stock offering costs	$213,934	$110,751
Conversion of redeemable preferred stock to common stock	—	36,154,494

See notes to unaudited condensed consolidated financial statements.

LogMeIn, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Nature of the Business

LogMeIn, Inc. (the “Company”) develops and markets a suite of remote access and support solutions that provide instant, secure connections between internet enabled devices. The Company’s product line includes Gravitytm, LogMeIn Free®, LogMeIn Pro2®, LogMeIn® Centraltm, LogMeIn Rescue®, LogMeIn® Rescue+Mobiletm, LogMeIn Backup®, LogMeIn® Ignitiontm, LogMeIn Hamachi®, and RemotelyAnywhere®. The Company is based in Woburn, Massachusetts with wholly-owned subsidiaries in Budapest, Hungary, Amsterdam, The Netherlands, and Sydney, Australia.

2.	Summary of Significant Accounting Polices

Principles of Consolidation — The accompanying condensed consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Unaudited Interim Financial Statements — The accompanying condensed consolidated financial statements and the related interim information contained within the notes to the consolidated financial statements are unaudited and have been prepared in accordance with GAAP and applicable rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The accompanying unaudited financial statements should be read along with the Company’s audited financial statements included in this Registration Statement on Form S-1. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and in the opinion of management, reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented. The results for the interim periods presented are not necessarily indicative of future results. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 6, 2009.

Use of Estimates — The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Stock Split — On June 25, 2009, the Company effected a 1-for-2.5 reverse stock split of its common stock. All common shares and per common share information referenced throughout the condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

Deferred Offering Costs  — The Company filed its initial Form S-1 with the Securities and Exchange Commission on January 11, 2008 and closed its initial public offering of common stock (“IPO”) on July 7, 2009. The costs directly associated with the Company’s IPO were deferred as incurred, and upon the close of its IPO on July 7, 2009, the costs were recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ equity in July 2009.

Revenue Recognition — The Company derives revenue primarily from subscription fees related to its LogMeIn premium services and from the licensing of its RemotelyAnywhere software and related maintenance.

Revenue from the Company’s LogMeIn premium services is recognized on a daily basis over the subscription term as the services are delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable and collectability is deemed probable. Subscription periods range from monthly to four years, but are generally one year in duration. The Company’s software cannot be run on another entity’s hardware nor do customers have the right to take possession of the software and use it on another entity’s hardware.

The Company recognizes revenue from the bundled delivery of its RemotelyAnywhere software product and related maintenance ratably, on a daily basis, over the term of the maintenance contract, generally one year, when there is persuasive evidence of an arrangement, the product has been provided to the customer, the collection of the fee is probable, and the amount of fees to be paid by the customer is fixed or determinable. The Company currently does not have vendor-specific objective evidence for the fair value of its maintenance arrangements and therefore the license and maintenance are bundled together. The Company recognizes revenue from the sale of its Ignition for iPhone product which is sold as a perpetual license and is recognized when there is persuasive evidence of an arrangement, the product has been provided to the customer, the collection of the fee is probable, and the amount of fees to be paid by the customer is fixed or determinable.

The Company’s multi-element arrangements typically include multiple deliverables by the Company such as subscription and professional services, including development services. Agreements with multiple element deliverables are analyzed to determine if fair value exists for each element on a stand-alone basis. If the fair value of each deliverable is determinable then revenue is recognized separately when or as the services are delivered, or if applicable, when milestones associated with the deliverable are achieved and accepted by the customer. If the fair value of any of the undelivered performance obligations cannot be determined, the arrangement is accounted for as a single element and the Company recognizes revenue on a straight-line basis over the period in which the Company expects to complete its performance obligations under the agreement.

Concentrations of Credit Risk and Significant Customers — The Company’s principal credit risk relates to its cash, cash equivalents, restricted cash, and accounts receivable. Cash, cash equivalents, and restricted cash are deposited primarily with financial institutions that management believes to be of high-credit quality. To manage accounts receivable credit risk, the Company regularly evaluates the creditworthiness of its customers and maintains allowances for potential credit losses. To date, losses resulting from uncollected receivables have not exceeded management’s expectations.

As of December 31, 2008 and September 30, 2009, there were no customers that represented 10% or more of accounts receivable. For the three months ended September 30, 2008, one customer accounted for 11% of revenue, and during the three months ended September 30, 2009 and the nine months ended September 30, 2008 and 2009, no customers accounted for more than 10% of revenue.

Software Development Costs — The Company has determined that technological feasibility of its software products and the software component of its solutions to be marketed to external users is reached shortly before their introduction to the marketplace. As a result, development costs incurred after the establishment of technological feasibility and before their release to the marketplace have not been material, and such costs have been expensed as incurred. In addition, costs incurred during the application development stage for software programs to be used solely to meet the Company’s internal needs have not been material.

Foreign Currency Translation  — The functional currency of operations outside the United States of America is deemed to be the currency of the local country. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into United States dollars using the period-end exchange rate, and income and expense items are translated using the average exchange rate during the period. Cumulative translation adjustments are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are charged to operations. The Company had foreign currency losses of $19,634 and $140,979 for the three months ended September 30, 2008 and 2009, respectively and $104,462 and $300,897 for the nine months ended September 30, 2008 and 2009, respectively.

Stock-Based Compensation — Stock-based compensation is measured based upon the grant date fair value and recognized as an expense in the financial statements over the vesting period of the award. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of stock grants.

Income Taxes — Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carryforwards and credits using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized. The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense. Through September 30, 2009, the Company has not identified any material uncertain tax positions for which reserves would be required.

Comprehensive Income (Loss) — Comprehensive income (loss) is the change in stockholders’ equity (deficit) during a period relating to transactions and other events and circumstances from non-owner sources and currently consists of net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) from operations was calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009

Net income (loss)	$9,467	$1,849,855	$(6,644,614)	$6,323,129
Cumulative translation adjustments	(97,126)	98,557	12,333	140,588

Comprehensive income (loss)	$(87,659)	$1,948,412	$(6,632,281)	$6,463,717

Segment Data — Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment. The Company does not disclose geographic information for revenue and long lived assets as it is impractical to calculate revenue by geography and aggregate long lived assets located outside the United States do not exceed 10% of total assets.

Net Income (Loss) Attributable to Common Stockholders Per Share — The Company uses the two-class method to compute net income per share because the Company had previously issued securities, other than common stock, that contractually entitled the holders to participate in dividends and earnings of the company. The two class method requires earnings available to common shareholders for the period, after an allocation of earnings to participating securities, to be allocated between common and participating securities based upon their respective rights to receive distributed and undistributed earnings. The Company’s convertible preferred stock was a participating security as it shared in any dividends paid to common stockholders. Such participating securities were automatically converted to common stock upon the Company’s IPO in July 2009. Basic net income (loss) attributable to common stockholders per share is computed after allocation of earnings to the convertible preferred stock (losses are not allocated) by using the weighted average number common shares outstanding for the period.

For periods in which the Company has reported net losses, diluted net loss per common share is the same as basic net loss per common share, since the Company’s preferred stock does not participate in losses. Diluted net income per common share for the three and nine months ended September 30, 2008 is the same as basic net income per common share as the effect of the participating convertible securities is antidilutive.

The following potential common shares were excluded from the computation of diluted net income (loss) per share attributable to common stockholders because they had an antidilutive impact:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009

Options to purchase common shares	3,248,500	1,034,373	3,248,500	1,034,373
Conversion of redeemable convertible preferred stock	12,360,523	12,360,523	12,360,523	12,360,523

Total options and conversion of convertible preferred stock	15,609,023	13,394,896	15,609,023	13,394,896

Basic and diluted net income (loss) per share was calculated as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2008

Basic and diluted net loss per share
Numerator
Net income (loss)	$9,471	$(6,644,614)
Accretion of redeemable convertible preferred stock	(587,057)	(1,761,172)
Net income allocated to redeemable convertible preferred stock	—	—

Net loss, as adjusted	$(577,586)	$(8,405,786)

Denominator
Weighted average common shares outstanding	3,934,043	3,918,617

Basic and diluted net loss per share	$(0.15)	$(2.15)

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009

Basic net income per share
Numerator
Net income	$1,849,855	$6,323,129
Accretion of redeemable convertible preferred stock	(49,084)	(1,311,225)
Net income allocated to redeemable convertible preferred stock	(51,167)	(2,466,543)

Net income, as adjusted	$1,749,604	$2,545,361

Denominator
Weighted average common shares outstanding, basic	21,372,510	9,202,277

Basic net income per share	$0.08	$0.28

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009

Diluted net income per share
Numerator
Net income available to common shareholders	$1,800,771	$5,011,903
Accretion of dilutive redeemable convertible preferred stock	34,000	908,278

Net income, as adjusted	$1,834,771	$5,920,181

Denominator
Weighted average common shares outstanding	22,511,824	20,109,294
Add: Options to purchase common shares	2,100,371	1,817,302

Weighted average common shares outstanding, diluted	24,612,195	21,926,596

Diluted net income per share	$0.07	$0.27

Recently Issued Accounting Pronouncements — In October 2009, an update was made to “Revenue Recognition — Multiple Deliverable Revenue Arrangements.” This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. Management is currently evaluating the effect that adoption of this update will have on its consolidated financial statements.

3.	Initial Public Offering

On July 7, 2009, the Company closed its IPO of 7,666,667 shares of common stock at an offering price of $16.00 per share, of which 5,750,000 shares were sold by the Company and 1,916,667 shares were sold by selling stockholders, resulting in net proceeds to the Company of approximately $83,000,000, after deducting underwriting discounts and offering costs. Effective with the close of the IPO, the Company’s outstanding shares of redeemable convertible preferred stock were automatically converted into 12,360,523 shares of common stock.

4.	Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short maturities. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2: Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table summarizes the basis used to measure certain of the Company’s financial assets that are carried at fair value:

Basis of Fair Value Measurement
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Items	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents — money market funds	$19,322,320	$19,322,320	$—	$—

Basis of Fair Value Measurement
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	September 30,	Items	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Cash equivalents — money market funds	$112,934,829	$112,934,829	$—	$—

5.	Intangible Assets

Acquired intangible assets consisted of the following:

		December 31, 2008			September 30, 2009
	Estimated	Gross		Net	Gross		Net
	Useful	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount	Amount	Amortization	Amount

Identifiable intangible assets:
Trademark	5 years	$635,506	$308,902	$326,604	$635,506	$404,228	$231,278
Customer base	5 years	1,003,068	487,564	515,504	1,003,068	638,025	365,043
Software	4 years	298,977	181,656	117,321	298,977	237,714	61,263
Technology	4 years	1,361,900	827,479	534,421	1,361,900	1,082,835	279,065

		$3,299,451	$1,805,601	$1,493,850	$3,299,451	$2,362,802	$936,649

The Company is amortizing the acquired intangible assets on a straight-line basis over the estimated useful lives noted above. Amortization expense for intangible assets was $742,934 for the year ended December 31, 2008 and $557,200 for the nine months ended September 30, 2008 and 2009. Amortization relating to software and technology is recorded within cost of revenues and the amortization of trademark and the customer base is recorded within operating expenses. Future estimated amortization expense for intangible assets was as follows at December 31, 2008:

Years Ending December 31

2009	$742,934
2010	564,238
2011	186,678

6.	Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,	September 30,
	2008	2009

Marketing programs	$855,038	$1,353,460
Payroll and payroll related	2,346,304	3,122,478
Professional fees	214,422	501,559
Other accrued expenses	1,782,079	1,599,622

Total accrued expenses	$5,197,843	$6,577,119

7.	Income Taxes

The Company’s tax provision for the three and nine months ended September 30, 2008 and 2009 primarily consists of alternative minimum taxes and foreign income taxes, as well as a deferred provision related to the book and tax basis differences of goodwill. The provision for the 2009 periods was substantially offset by a decrease to the valuation allowance as net loss carryforwards were utilized to offset domestic pretax income for the period. The benefit for the 2008 periods was substantially offset by an increase in the valuation allowance as net loss carryforwards were generated.

The Company has significant deferred tax assets related to its net operating loss carryforwards and tax credits and has provided a valuation allowance for the full amount of its deferred tax assets, as it is not more than likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards will be realized.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company’s income tax returns since inception are open to examination by federal, state, and foreign tax authorities. The Company has no amount recorded for any unrecognized tax benefits, and its policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the three and nine months ended September 30, 2008 and 2009, the Company did not recognize any interest or penalties in its statements of operations, and there are no accruals for interest or penalties at December 31, 2008 or September 30, 2009.

8.	Stockholders’ Equity (Deficit)

On June 9, 2009, the Company’s Board of Directors approved a Restated Certificate of Incorporation to be effective upon the closing of the IPO. This Restated Certificate of Incorporation, among other things, increased the Company’s authorized common shares to 75,000,000 on July 7, 2009.

9.	Stock Option Plans

On June 9, 2009, the Company’s Board of Directors approved the 2009 Stock Incentive Plan (the “2009 Plan”) which became effective upon the closing of the IPO. A total of 800,000 shares of common stock, subject to increase on an annual basis, are reserved for future issuance under the 2009 Plan. Shares of common stock reserved for issuance under the 2007 Stock Incentive Plan that remained available for issuance at the time of effectiveness of the 2009 Plan and any shares of common stock subject to awards under the 2007 Plan that expire, terminate, or are otherwise forfeited, canceled, or repurchased by the Company were added to the number of shares available under the 2009 Plan. The 2009 Plan is administered by the Board of Directors and Compensation Committee, which have the authority to designate participants and determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. Options generally vest over a four-year period and expire ten years from the date of grant. Certain options provide for accelerated vesting if there is a change in control. There were 842,332 shares available for grant under the 2009 Plan as of September 30, 2009.

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock option grants. The Company estimates the expected volatility of its common stock at the date of grant based on the historical volatility of comparable public companies over the option’s expected term given the Company’s limited trading history. The Company estimates expected term based on historical exercise activity and giving consideration to the contractual term of the options, vesting schedules, employee turnover, and expectation of employee exercise behavior. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical employee turnover data is used to estimate pre-vesting option forfeiture rates. The compensation expense is amortized on a straight-line basis over the requisite service period of the options, which is generally four years.

The Company used the following assumptions to apply the Black-Scholes option-pricing model:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	3.33%	2.71%	2.90% - 3.33%	1.88% - 2.71%
Expected term (in years)	5.54 - 6.25	6.25	5.54 - 6.25	6.25
Volatility	75%	75%	75% - 80%	75%

The following table summarizes stock option activity, including performance-based options:

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Shares	Exercise	Term	Intrinsic
	Options	Price	(Years)	Value

Outstanding, December 31, 2008	3,209,650	$4.18	7.6	$24,426,411

Granted	93,200	12.65
Exercised	(112,300)	1.48		1,542,860

Forfeited	(63,250)	10.43

Outstanding, September 30, 2009	3,127,300	4.39	7.0	43,557,339

Exercisable at December 31, 2008	1,682,900	2.48	6.9	15,637,519

Exercisable at September 30, 2009	2,128,850	2.78	6.5	33,065,161

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2008, of $11.78, and $18.31 per share on September 30, 2009, or at time of exercise, and the exercise price of the options.

The weighted average grant date fair value of stock options issued or modified was $7.73 per share for the year ended December 31, 2008, and $8.54 for the nine months ended September 30, 2009.

The Company recognized stock based compensation expense within the accompanying consolidated statements of operations as summarized in the following table:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

Cost of revenue	$15,236	$8,580	$44,683	$37,745
Research and development	102,304	251,333	301,203	427,192
Selling and marketing	251,865	220,780	700,889	678,751
General and administrative	302,378	420,446	973,507	971,834

	$671,783	$901,139	$2,020,282	$2,115,522

As of December 31, 2008 and September 30, 2009, there was approximately $6,436,000 and $4,432,000 of total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested stock option grants which are expected to be recognized over a weighted average period of 1.5 and 2.3 years. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

Of the total stock options issued subject to the Plans, certain stock options have performance-based vesting. These performance-based options granted during 2004 and 2007 were generally granted at-the-money, contingently vest over a period of two to four years depending upon the nature of the performance goal, and have a contractual life of ten years.

The Company granted 180,000 performance options in 2007, which vested upon the closing of the IPO. The Company recorded compensation expense of $338,000 in July 2009 related to these performance options.

The performance-based options are summarized below:

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Shares	Exercise	Term	Intrinsic
	Options	Price	(Years)	Value

Outstanding, December 31, 2008	718,000	$1.25	6.5	$7,556,950

Granted	—
Exercised	(17,000)	1.25		150,110

Forfeited	—

Outstanding, September 30, 2009	701,000	1.25	5.8	11,959,060

Exercisable at December 31, 2008	493,000	1.25	6.0	5,188,825

Exercisable at September 30, 2009	701,000	1.25	5.8	11,959,060

The aggregate intrinsic value was calculated based on the positive differences between the estimated fair value of the Company’s common stock on December 31, 2008, of $11.78 per share, and $18.31 per share on September 30, 2009, and the exercise price of the options.

10.	Commitments and Contingencies

Operating Leases — The Company has operating lease agreements for offices in Massachusetts, Hungary, The Netherlands and Australia that expire in 2009 through 2014. The lease agreement for the Massachusetts office requires a security deposit of $125,000 in the form of a letter of credit which is collateralized by a certificate of deposit in the same amount. The 2009 lease agreement for one of the Company’s Hungarian offices requires a security deposit, which totaled approximately $245,000 (45,359,642 HUF) at September 30, 2009. The certificate of deposit and the security deposit are classified as restricted cash. The Massachusetts, The Netherlands, and new Budapest, Hungary leases contain termination options which allow the Company to terminate the leases pursuant to certain lease provisions.

Rent expense under these leases was approximately $338,000, $516,000, $965,000 and $1,226,000 for the three and nine months ended September 30, 2008 and 2009, respectively. The Company records rent expense on a straight-line basis for leases with scheduled escalation clauses or free rent periods.

The Company also enters into hosting services agreements with third-party data centers and internet service providers that are subject to annual renewal. Hosting fees incurred under these arrangements aggregated approximately $383,000, $439,000, $1,004,000 and $1,156,000 for the three and nine months ended September 30, 2008 and 2009, respectively.

Litigation — During 2007 and through May 22, 2008, the Company settled three patent infringement lawsuits for an aggregate amount of $2,825,000. In each settlement, the plaintiff dismissed the action with prejudice, and all parties provided mutual releases from claims arising from or related to the patent or patents at issue. The Company recorded $0 and $600,000 related to one of these lawsuits for the three and nine months ended September 30, 2008.

On June 2, 2009, PB&J Software, LLC (“PB&J”), filed a complaint that named the Company and four other companies as defendants in a lawsuit in the U.S. District Court for the District of Minnesota. The Company received service of the complaint on July 20, 2009. The complaint alleges that the Company has infringed U.S. Patent No. 7,310,736, which allegedly is owned by PB&J and has alleged claims directed to a particular application or system for transferring or storing back-up copies of files from one computer to a second computer. The complaint seeks damages in an unspecified amount and injunctive relief. The Company believes that it has meritorious defenses to the claim and intends to defend the lawsuit vigorously.

The Company is from time to time subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on the Company’s consolidated financial statements.

11.	Related Party Transactions

In December 2007, the Company entered into a strategic agreement with Intel Corporation to jointly develop a service that delivers connectivity to computers built with Intel components. Under the terms of the multi-year agreement, the Company is adapting its service delivery platform, Gravity, to work with specific technology delivered with Intel hardware and software products. The agreement provides that Intel will market and sell the service to its customers. Intel pays the Company a minimum license and service fee on a quarterly basis during the multi-year term of the agreement. The Company began recognizing revenue associated with the Intel service and marketing agreement upon receipt of acceptance in the quarter ended September 30, 2008. In addition, the Company and Intel will share revenue generated by the use of the service by third parties to the extent it exceeds the minimum payments. In conjunction with this agreement, Intel Capital purchased 2,222,223 shares of the Company’s Series B-1 redeemable convertible preferred stock for $10,000,004, which were converted into 888,889 shares of common stock in connection with the closing of the IPO on July 7, 2009.

In June 2009, the Company entered into a license, royalty and referral agreement with Intel Americas, Inc., pursuant to which the Company will pay Intel specified royalties with respect to subscriptions to its products that incorporate the Intel technology covered by the service and marketing agreement with Intel Corporation. In addition, in the event Intel refers customers to the Company under this agreement, the Company will pay Intel specified fees.

At December 31, 2008 and September 30, 2009, Intel owed the Company approximately $150,000 and $50,000, respectively, recorded as a non-trade receivable relating to this agreement. The Company recognized $1,518,000, $1,485,000, $1,518,000 and $4,521,000 of net revenue relating to these agreements for the three and nine months ended September 30, 2008 and 2009, respectively. As of December 31, 2008, the Company had recorded $3,214,000 related to this agreement as deferred revenue of which $2,143,000 was classified as long term deferred revenue. As of September 30, 2009, the Company has recorded $2,410,000 related to this agreement as deferred revenue, of which $1,339,000 is classified as long-term deferred revenue. The Company recorded operating expense relating to referral fees of approximately $16,000 relating to this agreement during the three month and nine months ended September 30, 2009. Approximately $16,000 relating to the referral fees and $8,000 relating to license fees are payable to Intel as of September 30, 2009.

12.	Changes in Stockholders’ Equity (Deficit)

The following table summarizes the changes in stockholders’ equity (deficit) during the nine months ended September 30, 2009:

					Accumulated
	Common Stock		Additional		Other	Total
	Number of	Par	Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Value $0.01	Capital	Deficit	Income	Equity (Deficit)

Balance at January 1, 2009	3,980,278	$39,803	$311,048	$(32,980,213)	$9,987	$(32,619,375)
Accretion of Redeemable Convertible Preferred Stock to redemption value prior to conversion	—	—	(1,311,225)	—	—	(1,311,225)
Issuance of common stock	5,862,300	58,623	83,008,954	—	—	83,067,577
Conversion of Redeemable Convertible Preferred Stock	12,360,523	123,605	36,030,889	—	—	36,154,494
Stock-based compensation	—	—	2,056,360	—	—	2,056,360
Net income	—	—	—	6,323,129	—	6,323,129
Cumulative translation adjustments	—	—	—	—	140,588	140,588

Balance at September 30, 2009	22,203,101	$222,031	$120,096,026	$(26,657,084)	$150,575	$93,811,548

3,125,000 Shares

LogMeIn, Inc.

Common Stock

Prospectus

Joint Book-Running Managers

J.P. Morgan	Barclays Capital

Thomas Weisel Partners LLC	Piper Jaffray	RBC Capital Markets

November 19, 2009